
08024960


emcore

empower with light™

25 kW Concentrator Photovoltaic Array

annual report and proxy

TO OUR SHAREHOLDERS:

Fiscal 2007 was a successful and productive growth year for Emcore.

Having successfully achieved the goal set in 2006 of realigning the Company's business to focus on markets representing the highest return to shareholders, the Company achieved approximately 20% year-over-year revenue growth in fiscal year 2007. We experienced significant growth in the Company's Broadband Fiber Optics and Solar Photovoltaics business units. Despite a very challenging business environment in the datacom and telecom markets, the restructuring made within our Datacom/Telecom Fiber Optics business unit yielded a significant rebound in the second half of the year. This momentum continues to extend into 2008.

During the year, the Company made significant progress towards achieving its positive EPS profitability target by fiscal year end 2008. Within the Fiber Optics business units, we consolidated our design and production sites to 3 main operation centers, reducing operating expenses by approximately $9 million compared to the prior year. We established a low-cost manufacturing operation in China and successfully transferred several cost sensitive products to this EMCORE-owned manufacturing facility. As a result of this transfer, gross margins are expected to improve 5-8% for each product line transferred. Furthermore, the Company successfully developed and transferred into production an industry-leading and cost-competitive terrestrial solar power receiver module, as well as a complete solar power array system. The success of these new product lines generated close to $100 million in shippable backlog for CY2008, in addition to several multi-year supply contracts within the terrestrial component and systems businesses.

Fiscal 2007 Financial Results and Other Events:

The site consolidation and production transfer to EMCORE's China operation has resulted in quarter-over-quarter gross margin improvements as well as a significant reduction in operating expenses. We now have a more competitive and sustainable cost structure that will contribute towards achieving our profitability goals in 2008. The Company's total backlog grew from $48 million in 2006 to $149 million at fiscal year-end 2007, leading the way to a seventh consecutive year of double-digit revenue growth. Finally, in 2007 we concluded a review of all stock options found to be non-compliant with prevailing accounting regulations and took the appropriate non-cash charges. Entering fiscal year 2008, the expenses related to this review are now almost entirely concluded.

Strategic Goals for 2007:

It has long been the strategic objective of the Company's Board of Directors and Management team to scale both the Fiber Optics and Solar Photovoltaics businesses to increase their competitive presence within their respective industries. It is very important to capitalize on the Company's industry leading technology and capabilities to enter new markets and create value for shareholders. We have recently taken significant steps in that direction by acquiring Intel's Telecom Optical Platform division, eliminating the Company's debt and moving forward with reducing expenses and improving profitability. Our goals for 2008 are to continue to scale both the Fiber Optics and Solar Photovoltaics businesses, achieve the profitability goals by mid 2008, and add capacity to the Solar Photovoltaics business to address both the existing and emerging business opportunities. When both Fiber Optics and Solar Photovoltaics are scaled to a level where they can operate profitably on a standalone basis, the Company's Board of Directors will consider its options in maximizing shareholder value by separating these two businesses through an IPO of the Solar Photovoltaics business.

We are well positioned within our core markets to continue revenue and profitability expansion, and we have the discipline to achieve all of the Company's goals set for 2008.

Sincerely yours,

Thomas Russell, Ph.D.
Chairman

Reuben F. Richards, Jr.
CEO and Director





EMCORE CORPORATION
10420 Research Road, SE
Albuquerque, New Mexico 87123

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MONDAY, MARCH 31, 2008

To our Shareholders:

The 2008 Annual Meeting of Shareholders (the "Annual Meeting") of EMCORE Corporation (the "Company") will be held at 10:00 A.M. local time on Monday, March 31, 2008, at the offices of Jenner & Block LLP located at 919 Third Avenue, New York, New York for the following purposes:

(1) To elect three (3) members to the Company's Board of Directors;

(2) To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008;

(3) To vote on an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 200 million shares;

(4) To approve an increase in the number of shares available under the Company's 2000 Stock Option Plan; and

(5) To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on February 25, 2008 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. Whether or not you expect to be present, please sign, date, and return the enclosed proxy card in the enclosed pre-addressed envelope as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

KEITH J. KOSCO
SECRETARY

March 4, 2008
Albuquerque, New Mexico

THIS IS AN IMPORTANT MEETING AND ALL SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ALL SHAREHOLDERS ARE RESPECTFULLY URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

EMCORE CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

EMCORE CORPORATION
10420 Research Road, SE
Albuquerque, New Mexico 87123

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
MARCH 31, 2008

This Proxy Statement is being furnished to shareholders of record of EMCORE Corporation ("EMCORE", "Company", "we", or "us") as of February 25, 2008, in connection with the solicitation on behalf of the Board of Directors of EMCORE of proxies for use at the 2008 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 10:00 A.M. local time, on March 31, 2008, at the offices of Jenner & Block LLP located at 919 Third Avenue, New York, New York, or at any adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the enclosed proxy card are first being sent to shareholders beginning on or about March 4, 2008. Shareholders should review the information provided herein in conjunction with the Company's 2007 Annual Report to Shareholders, which accompanies this Proxy Statement. The Company's principal executive office is located at 10420 Research Road, SE, Albuquerque, New Mexico 87123. The Company's main telephone number is (505) 332-5000. The Company's principal executive officers may be reached at the foregoing business address and telephone number.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of the Company's Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with the Company's Secretary at the Company's headquarters a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by the Company at or prior to the Annual Meeting.

The cost of preparing, assembling, and mailing this Proxy Statement, the Notice of Annual Meeting of Shareholders, and the enclosed proxy is borne by the Company. In addition to the use of mail, employees of the Company may solicit proxies personally and by telephone. The Company's employees will receive no compensation for soliciting proxies other than their regular salaries. The Company may request banks, brokers and other custodians, nominees, and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

PURPOSES OF THE MEETING

At the Annual Meeting, the Company's shareholders will consider and vote upon the following matters:

(1) To elect three (3) members to the Company's Board of Directors;
(2) To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008;
(3) To vote on an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 200 million shares;
(4) To approve an increase in the number of shares available under the Company's 2000 Stock Option Plan; and
(5) To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on the enclosed proxy, all shares represented by valid proxies received pursuant to this solicitation (and that have not been revoked in accordance with the procedures set forth above) will be voted: (1) FOR the election of the nominees for directors named below; (2) FOR ratification of the Company's independent registered public accounting firm named above; (3) FOR the amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares; (4) FOR the increase in the number of shares available under the Company's 2000 Stock Option Plan; and (5) by the proxies in their discretion upon any other proposals as may properly come before the Annual Meeting. In the event a shareholder specifies a different choice by means of the enclosed proxy, such shareholder's shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

As of the close of business on February 25, 2008 (the "Record Date"), the Company had 73,266,512 shares of no par value common stock ("Common Stock") outstanding. Each share of Common Stock is entitled to one vote on all matters presented at the Annual Meeting. The presence, either in person or by properly executed proxy, of the holders of the majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Each proposal in this proxy statement will be approved if it receives a majority of the votes present, either in person or by proxy, and entitled to vote at the meeting. Attendance at the Annual Meeting will be limited to shareholders as of the Record Date, their authorized representatives, and guests of the Company.

If the enclosed proxy is signed and returned, it may nevertheless be revoked at any time prior to the voting thereof at the pleasure of the shareholder signing it, either by a written notice of revocation received by the person or persons named therein or by voting the shares covered thereby in person or by another proxy dated subsequent to the date thereof.

Proxies in the accompanying form will be voted in accordance with the instructions indicated thereon, and, if no such instructions are indicated, will be voted in favor of the nominees for election as directors named below and for the other proposals herein.

The vote required for approval of each of the proposals before the shareholders at the Annual Meeting is specified in the description of such proposal below. For the purpose of determining whether a proposal has received the required vote, abstentions and broker non-votes will be included in the vote total, with the result that an abstention or broker non-vote, as the case may be will have the same effect as if no instructions were indicated.

PROPOSAL I: ELECTION OF DIRECTORS

Pursuant to EMCORE's Restated Certificate of Incorporation, the Board of Directors of EMCORE is divided into three classes as set forth in the following table. The directors in each class hold office for staggered terms of three years. The Class A directors, Messrs. Russell, Richards and Bogomolny, are being proposed for a three-year term (expiring in 2011) at this Annual Meeting. Messrs. Russell, Richards and Bogomolny were elected in 2005 for terms that expire in 2008.

The shares represented by proxies that have been executed and returned will be voted, unless otherwise specified, in favor of the nominees for the Board of Directors named below. If, as a result of circumstances not known or unforeseen, any of such nominees shall be unavailable to serve as director, proxies will be voted for the election of such other person or persons as the Board of Directors may select. Each nominee for director will be elected by a plurality of votes cast at the Annual Meeting. Proxies will be voted FOR the election of each of the nominees unless instructions to "withhold" votes are set forth on the proxy card. Withholding votes will not influence voting results. Abstentions may not be specified as to the election of directors.

The following tables set forth certain information regarding the members of and nominees for the Board of Directors:

Name and Other Information	Age	Class and Year in Which Term Will Expire	Principal Occupation	Served as Director Since
NOMINEES FOR ELECTION AT THE 2008 ANNUAL MEETING				
Thomas J. Russell [2][4]	76	Class A 2008	Chairman of the Board, EMCORE Corporation	1995
Reuben F. Richards, Jr.	52	Class A 2008	Chief Executive Officer, EMCORE Corporation	1995
Robert Bogomolny [1][3][4]	69	Class A 2008	President, University of Baltimore	2002
DIRECTORS WHOSE TERMS CONTINUE				
Charles Scott [1][2][3][4]	58	Class B 2010	Chairman of William Hill plc	1998
Hong Q. Hou	43	Class B 2010	President and Chief Operating Officer, EMCORE Corporation	2006
Thomas G. Werthan	51	Class C 2009	Chief Financial Officer, Energy Photovoltaics, Inc.	1992
John Gillen [1][2][3][4]	66	Class C 2009	Partner, Gillen and Johnson, P.A., Certified Public Accountants	2003

(1) Member of Audit Committee.
(2) Member of Nominating Committee.
(3) Member of Compensation Committee.
(4) Determined by the Board of Directors to be an independent director.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information with respect to each of the nominees for the office of director and other directors and executive officers of EMCORE.

THOMAS J. RUSSELL, Ph.D., 76, has been a director of the Company since May 1995 and was elected Chairman of the Board on December 6, 1996. Dr. Russell founded Bio/Dynamics, Inc. in 1961 and managed the company until its acquisition by IMS International in 1973, following which he served as President of that company's Life Sciences Division. From 1984 until 1988, he served as Director, then as Chairman of IMS International until its acquisition by Dun & Bradstreet in 1988. From 1988 to 1992, he served as Chairman of Applied Biosciences, Inc., and was a Director until 1996. In 1990, Dr. Russell was appointed as a Director of Saatchi & Saatchi plc (now Cordiant plc), and served on that board until 1997. He served as a Director of Adidas-Salomon AG from 1994 to 2001. He also served on the board of LD COM Networks until 2004. He holds a Ph.D. in physiology and biochemistry from Rutgers University.

REUBEN F. RICHARDS, JR., 52, joined the Company in October 1995 and became Chief Executive Officer in December 1996. Mr. Richards has been a director of the Company since May 1995. From October 1995 to December 2006, Mr. Richards served as the Company's President. From September 1994 to December 1996, Mr. Richards was a Senior Managing Director of Jesup & Lamont Capital Markets Inc. (an affiliate of a registered broker-dealer). From December 1994 to December 1996, he was a member and President of Jesup & Lamont Merchant Partners, L.L.C. From 1992 through 1994, Mr. Richards was a principal with Hauser, Richards & Co., a firm engaged in corporate restructuring and management turnarounds. From 1986 until 1992, Mr. Richards was a Director at Prudential-Bache Capital Funding in its Investment Banking Division. Mr. Richards currently serves as a Director of WorldWater & Solar Technologies Corp.

HONG Q. HOU, Ph.D., 43, has served as a director of the Company since December 2006. Dr. Hou joined the Company in 1998 and became President and Chief Operating Officer of the Company in December 2006. Dr. Hou co-started the Company's Photovoltaics division, and subsequently managed the Company's Digital Fiber Optic Products division. In 2005 and 2006, Dr. Hou was responsible for managing the Company's Broadband Fiber Optics division. From 1995 to 1998, Dr. Hou was a Principal Member of Technical Staff at Sandia National Laboratories, a Department of Energy weapon research lab managed by Lockheed Martin. He was a Member of Technical Staff at AT&T Bell Laboratories from 1993 to 1995, where he engaged in research on high-speed optoelectronic devices. Dr. Hou currently serves as a Director of WorldWater & Solar Technologies Corp. He holds a Ph.D. in Electrical Engineering from the University of California at San Diego.

CHARLES SCOTT, 58, has served as a director of the Company since February 1998. Since January 1, 2004, he has served as Chairman of the Board of Directors of William Hill plc, a leading provider of bookmaking services in the United Kingdom. Prior to that, Mr. Scott served as Chairman of a number of companies, including Cordiant Communications Group plc, Saatchi & Saatchi Company plc, and Robert Walters plc.

JOHN GILLEN, 66, has served as a director of the Company since March 2003. Mr. Gillen has been a partner in the firm of Gillen and Johnson, P.A., Certified Public Accountants since 1974. Prior to that time, Mr. Gillen was employed by the Internal Revenue Service and Peat Marwick Mitchell & Company, Certified Public Accountants.

ROBERT BOGOMOLNY, 69, has served as a director of the Company since April 2002. Since August 2002, Mr. Bogomolny has served as President of the University of Baltimore. Prior to that, he served as Corporate Senior Vice President and General Counsel of G.D. Searle & Company, a pharmaceuticals manufacturer, from 1987 to 2001. At G.D. Searle, Mr. Bogomolny was responsible at various times for its legal, regulatory, quality control, and public affairs activities. He also led its government affairs department in Washington, D.C., and served on the Searle Executive Management Committee.

THOMAS G. WERTHAN, 51, served as the Company's Chief Financial Officer from June 1992 to February 2007 and has been a member of the Board of Directors since 1992. He is currently Chief Financial Officer of EPV SOLAR, Inc., a private company. Prior to joining the Company, he was associated with The Russell Group, a venture capital partnership, as Chief Financial Officer for several portfolio companies. The Russell Group was affiliated with Thomas J. Russell, Chairman of the Board of Directors of the Company. From 1985 to 1989, Mr. Werthan served as Chief Operating Officer and Chief Financial Officer for Audio Visual Labs, Inc., a manufacturer of multimedia and computer graphics equipment.

Non-Director Executive Officers

ADAM GUSHARD, 37, joined the Company in December 1997 and has served as Interim Chief Financial Officer since February 2007. Previously, Mr. Gushard served as Vice President of Finance and has extensive experience with the Company's financial operations, controls, and corporate strategy, having served as an assistant controller, controller and corporate controller at the Company. Prior to joining the Company, Mr. Gushard was a certified public accountant with the public accounting firm, Coopers & Lybrand LLP (now PriceWaterhouseCoopers LLP). Mr. Gushard has a Bachelor of Science degree in Finance from Pennsylvania State University.

KEITH J. KOSCO, ESQ., 55, joined the Company in January 2007 and serves as Chief Legal Officer, and Secretary of the Company. From 2003 to 2006, Mr. Kosco served as General Counsel and Corporate Secretary of Aspire Markets, Inc. and from 2002 to 2003 served as General Counsel and Corporate Secretary of 3D Systems Corporation, a high technology capital goods manufacturer. From 1998 to 2001, Mr. Kosco served as Director of Mergers and Acquisitions and Assistant General Counsel of Litton Industries, Inc., a technology and defense company that was acquired by Northrop Grumman Corporation in 2001. Mr. Kosco also has over 17 years of experience in private practice with the law firms of Squire Sanders & Dempsey and Morgan, Lewis & Bockius. Mr. Kosco received his J.D. degree from Harvard Law School in 1979.

JOHN IANNELLI, Ph.D., 42, joined the Company in January 2003 through the acquisition of Ortel from Agere Systems and has served as Chief Technology Officer since June 2007. Prior to his current role, Dr. Iannelli was Senior Director of Engineering of EMCORE's Broadband Fiber Optics division (Ortel). Dr. Iannelli joined Ortel in 1995 and has led several development programs and products in the areas of analog and digital transmitters/transceivers. He has made seminal inventions in the areas of fiber optic transport in digital and broadband infrastructures. He has numerous publications and issued U.S. patents. Dr. Iannelli holds a Ph.D. and MS degree in Applied Physics from the California Institute of Technology, a BS degree in Physics from Rensselaer Polytechnic Institute, and a Masters degree in Business Administration from the University of Southern California.

Additional Information Regarding Directors and Executive Officers

Mr. Robert Louis-Dreyfus, after serving as a director of the Company since March 1997, resigned his seat on the Company's Board of Directors on October 30, 2007.

As previously reported in our Form 8-K filed with the SEC on December 20, 2006, Mr. Richards will continue to serve as the Company's Chief Executive Officer until the Company's 2008 Annual Meeting, at which time he will become Executive Chairman and Chairman of the Board of Directors and Dr. Russell, the current Chairman, will become Chairman Emeritus and Lead Director. At that time, Dr. Hou will succeed Mr. Richards as the Company's Chief Executive Officer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF NOMINEES LISTED ABOVE UNDER PROPOSAL I.

GOVERNANCE OF THE COMPANY

Board of Directors

The Board of Directors oversees EMCORE's business and affairs pursuant to the New Jersey Business Corporation Act and the Company's Restated Certificate of Incorporation and Bylaws. The Board of Directors is the ultimate decision-making body of the Company, except on matters reserved for the shareholders.

Code of Ethics

The Company has adopted a code of ethics entitled "EMCORE Corporation Code of Business Conduct and Ethics," which is applicable to all employees, officers, and directors of EMCORE. The full text of the Code of Business Conduct and Ethics is included with the Corporate Governance information available on the Company's website (www.emcore.com). The Company intends to disclose any changes in or waivers from its code of ethics by posting such information on its website or by filing a Form 8-K.

Related Person Transaction Approval Policy

The Board of Directors has adopted a written policy on the review and approval of related person transactions. Related persons covered by the policy are executive officers, directors and director nominees, any person who is known to be a beneficial owner of more than five percent of the voting securities of the Company, any immediate family member of any of the foregoing persons or any entity in which any of the foregoing persons has or will have a direct or indirect material interest.

A related person transaction is defined by the policy as any financial or other transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company (or a subsidiary) would be a participant and the amount involved would exceed $120,000, and in which any related person would have a direct or indirect material interest. A related person will not be deemed to have a direct or indirect material interest in a transaction if the interest arises only from the position of the person as a director of another corporation or organization that is a party to the transaction or the direct or indirect ownership by such person and all the related persons, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction. In addition, certain interests and transactions, such as director compensation that has been approved by the Board, transactions where the rates or charges are determined by competitive bid and compensatory arrangements solely related to employment with the Company (or a subsidiary) that have been approved by the Compensation Committee, are not subject to the policy.

The Compensation Committee is responsible for reviewing, approving and, where applicable, ratifying related person transactions. If a member of the committee has an interest in a related person transaction, then he or she will not be part of the review process.

In considering the appropriate action to be taken regarding a related person transaction, the committee or the Board (as the case may be) will consider the best interests of the Company, whether the transaction is comparable to what would be obtainable in an arms-length transaction, is fair to the Company and serves a compelling business reason, and any other factors as it deems relevant. As a condition to approving or ratifying any related person transaction, the committee may impose whatever conditions and standards it deems appropriate, including periodic monitoring of ongoing transactions.

In connection with the shareholder derivative litigation and the internal review of the Company's historical stock options granting practices disclosed in Item III, Legal Proceedings, of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007, Thomas Werthan retained counsel from the law firm of Katten Muchin Rosenman LLP ("Katten Muchin"). Pursuant to the Company's Restated Certificate of Incorporation, the Company has indemnified Mr. Werthan for all expenses incurred in connection with the derivative suit, including legal expenses payable to Katten Muchin. Mr. Werthan's brother, Jeffrey M. Werthan, a partner at Katten Muchin, is the billing partner responsible for Mr. Werthan's representation, but has not performed any work related to the matters. During fiscal 2007, the aggregate cost of such representation paid to Katten Muchin was approximately $370,000.

Director Independence

The Board of Directors has determined that a majority of the directors are independent as required by the NASDAQ Rules. The Board has affirmatively determined that Messrs. Russell, Bogomolny, Scott, Gillen and Louis-Dreyfus (who served as a director during fiscal 2007, but resigned his seat on the Board of Directors on October 30, 2007) are independent within the meaning of the NASDAQ Rules. There were no specific transactions, relationships or arrangements requiring consideration by the Board of Directors in making these independence determinations. The Board of Directors has determined that Messrs. Richards and Hou are not independent because they are both employees of the Company and that Mr. Werthan is not independent because he was employed by the Company within the past three years.

Messrs. Russell (Chairman), Scott and Gillen serve as members of our Nominating Committee. The members of our Compensation Committee are Messrs. Gillen, Bogomolny and Scott. Messrs. Scott, Bogomolny and Gillen serve as members of our Audit Committee. All members of each of our Nominating Committee, Compensation Committee and Audit Committee are "independent," as defined by the NASDAQ Rules.

Board Meetings and Attendance

The Board of Directors held 10 regularly scheduled and special telephonic meetings during fiscal 2007, and took other certain actions by unanimous written consent. During fiscal 2007, all directors of the Company, except for Mr. Louis-Dreyfus, attended at least 75% of the aggregate meetings of the Board and committees on which they served, during their tenure on the Board.

Board Committees

Audit Committee

The Company has a separately-designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee currently consists of Messrs. Scott, Gillen, and Bogomolny. Each member of the audit committee is currently an independent director within the meaning of NASD Rule 4200(a)(15). The Board of Directors has determined that Messrs. Scott and Gillen are each audit committee financial experts.

Compensation Committee

This committee evaluates the performance of the chief executive officer and other officers and reviews and approves their compensation. The processes and procedures for the review and approval of executive compensation are described in the Compensation Discussion and Analysis section of this Proxy Statement. In addition, this committee has responsibility for recommending to the Board the level and form of compensation and benefits for directors. It also administers the Company's incentive compensation plans and reviews and monitors succession plans for the chief executive officer and the other officers. This committee met 9 times in fiscal 2007.

To the extent consistent with its obligations and responsibilities, the Compensation Committee may form subcommittees of one or more members of the committee and delegate its authority to the subcommittees as it deems appropriate. In addition, the committee has the authority to retain and terminate external advisors in connection with the discharge of its duties.

Nominating Committee

The Company's Nominating Committee currently consists of Messrs. Russell, Scott, and Gillen, each of whom is an independent director, as that term is defined by the NASDAQ listing standards. The Nominating Committee recommends new members to the Company's Board of Directors. A copy of the Charter of the Nominating Committee is posted on the Company's website, www.emcore.com. The Nominating Committee did not meet in fiscal 2007.

When considering a potential director candidate, the Nominating Committee looks for demonstrated character, judgment, relevant business, functional and industry experience, and a high degree of acumen. There are no differences in the manner in which the Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. The Company does not pay any third party to identify or assist in identifying or evaluating potential nominees.

The Nominating Committee will consider suggestions from shareholders regarding possible director candidates for election in 2008. Such suggestions, together with appropriate biographical information, should be submitted to the Company's Secretary. See the section titled "Shareholder Proposals" below under "General Matters" for details regarding the procedures and timing for the submission of such suggestions. Each director nominated in this Proxy Statement was recommended for election by the Board of Directors. The Board of Directors did not receive any notice of a Board of Directors nominee recommendation in connection with this Proxy Statement from any shareholder.

Board Attendance at Annual Meetings

The Company strongly encourages members of the Board of Directors to attend the Company's annual meeting of shareholders, and historically a majority have done so. For example, 7 of 8 directors attended the 2006 annual meeting and 2 of 7 directors attended the 2007 annual meeting.

Communications with the Board

Shareholders may communicate with the Company's Board of Directors through its Secretary by writing to the following address: Board of Directors, c/o Keith J. Kosco, Secretary, EMCORE Corporation, 10420 Research Road, SE, Albuquerque, New Mexico 87123. The Company's Secretary will forward all correspondence to the Board of Directors, except for junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Company's Secretary may forward certain correspondence, such as product-related inquiries, elsewhere within the Company for review and possible response.

DIRECTOR COMPENSATION

The Company compensates each non-employee director for service on the Board of Directors. Director compensation for fiscal 2007 included the following:

Name (1)	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(3)	Total ($)
Thomas J. Russell, Ph.D.	26,750	17,100	43,850
Charles Scott	53,650	18,600	72,250
John Gillen	31,300	15,400	46,700
Robert Bogomolny	29,150	13,500	42,650
Robert Louis-Dreyfus (2)	750	3,000	3,750

(1) Reuben F. Richards, Jr., the Company's Chief Executive Officer, and Hong Q. Hou, Ph.D., the Company's Chief Operating Officer and President, are not included in this table as they are employees of the Company and receive no compensation for their services as Directors. Their compensation is disclosed in the Summary Compensation Table. Thomas G. Werthan, the Company's former Chief Financial Officer, continues to serve as a Director. Mr. Werthan began to receive compensation for his services as a Director only after he left the employment of the Company and the compensation he received for serving as a Director is disclosed in the "All Other Compensation" column of the Summary Compensation Table.

(2) Robert Louis-Dreyfus resigned his seat on the Company's Board of Directors on October 30, 2007.

(3) These amounts include fees earned during fiscal 2007 payable in EMCORE Common Stock.

Pursuant to the Company's Directors' Stock Award Plan adopted by the shareholders in March 1997 (the "1997 Stock Award Plan"), the Company has paid non-employee directors a fee in the amount of $3,000 per Board meeting attended ($3,600 for the Chairman of the Board) and $500 per committee meeting attended ($600 for the chairman of a committee). The Company also reimburses a non-employee director's reasonable out-of-pocket expenses incurred in connection with such Board or committee meetings. From time to time, Board members are invited to attend meetings of Board committees of which they are not members. When this occurs, these non-committee Board members receive a committee meeting fee of $500. Payment of fees under the 1997 Stock Award Plan has historically been made in Common Stock of the Company at the closing price on the NASDAQ National Market for the day prior to the meeting. In accordance with the terms of the new Directors' Stock Award Plan adopted by the shareholders at the Company's 2007 annual meeting (the "2007 Stock Award Plan"), payment of fees will be made in Common Stock of the Company payable in one issuance annually based on the closing price on the NASDAQ National Market for the date of issuance. The 1997 Stock Award Plan expired in March 2007 and the 2007 Stock Award Plan became effective as of January 1, 2008.

The Company's Outside Directors Cash Compensation Plan provides for the payment of cash compensation to non-employee directors for their participation at Board meetings, in amounts established by the Board and periodically reviewed. Each non-employee director receives a meeting fee for each meeting that he attends (including telephonic meetings, but excluding execution of unanimous written consents) of the Board. In addition, each non-employee director receives a committee meeting fee for each meeting that he attends (including telephonic meetings, but excluding execution of unanimous written consents) of a Board committee. Until changed by resolution of the Board, the meeting fee is $4,000 and the committee meeting fee is $1,500; provided that the meeting fee for special telephonic meetings (i.e., Board meetings that are not regularly scheduled and in which non-employee directors typically participate telephonically) is $750 and the committee meeting fee for such special telephonic meetings is $600. Any non-employee director who is the chairman of a committee receives an additional

$750 for each meeting of the committee that he chairs, and an additional $200 for each special telephonic meeting of such committee. Directors may defer cash compensation otherwise payable under the Outside Directors Cash Compensation Plan.

No director who is an employee of the Company receives compensation for services rendered as a director under the Outside Directors Cash Compensation Plan, the 1997 Stock Award Plan or the 2007 Stock Award Plan.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes EMCORE's executive compensation program and analyzes the compensation decisions made for the executive officers included in the Summary Compensation Table (the "Named Executive Officers") for fiscal 2007. The analysis includes the disclosure of certain performance targets that are used in connection with the Company's executive compensation program. These targets should not be understood to be statements of management's expectations of the Company's future results.

Objectives and Components of the Company's Compensation Program

EMCORE's executive compensation program is designed to motivate executives to achieve strong financial and operational performance and recognizes individual contributions to that performance. Through the compensation program, the Company seeks to attract and retain talented executive officers by providing total compensation that is competitive with that of other executives employed by companies of similar size, complexity and lines of business. The Company's executive compensation program is also designed to link executives' interests with shareholders' interests by providing a portion of total compensation in the form of stock-based incentives.

The Company's Annual Compensation Decision-Making Process

The Compensation Committee of the Board of Directors is responsible for setting and administering policies that govern EMCORE's executive compensation program. In October/November of each year, the Compensation Committee reviews the Company's performance and the performance of each of the Named Executive Officers for the prior fiscal year and market surveys and/or proxy statements of our peer group as well as companies that have our same Standard Industrial Classification (SIC) code and annual revenues of $500 million or less. Based on this review, the Compensation Committee discusses and approves base salary increases related to the current fiscal year and awards annual cash incentives and stock option grants in recognition of Company and individual performance for the prior fiscal year. During fiscal 2007, however, this compensation review and discussion was postponed due to the Company's then ongoing voluntary review of its historical stock option grant procedures, and was performed in June 2007.

The purpose of the Compensation Committee's review of the market surveys and proxy statements that list the compensation paid by companies within our peer group as well as a broader market group is to provide a reference point that will assist the Compensation Committee in determining the competitiveness of our executive compensation program and is not determinative of the amount of compensation that is paid or awarded to our executives. The Compensation Committee reviews and selects the companies that are included in our peer group, which is comprised of companies of similar size, complexity and lines of business. For fiscal 2007, the peer group consisted of the following companies:

- ANADIGICS, Inc.
- ATMI, Inc.
- TriQuint Semiconductor, Inc.
- Kopin Corporation
- Cree, Inc.
- Veeco Instruments, Inc.
- Vitesse Semiconductor Corporation

In addition to the use of market surveys and proxy statements, the Compensation Committee intends to retain a compensation consultant in the future to assess EMCORE's competitive position with respect to each component of the Company's executive compensation program, which consists of: (i) base salary, (ii) annual cash incentives, and (iii) long term stock based incentives.

Base Salary

Base salaries for executives are determined based upon job responsibilities, level of experience, individual performance, and comparisons to the salaries of executives in similar positions obtained from market surveys and proxy statements. The goal for the base salary component is to compensate executives at a level that approximates the median salaries of individuals in comparable positions and markets. Mr. Richards, the Company's Chief Executive Officer, reviews the performance of the Chief Operating Officer and the other executive officers and recommends salary increases for these individuals to the Compensation Committee. In turn, the Compensation Committee reviews, adjusts, where appropriate, and approves the salary increases for these executive officers. In executive session, the Compensation Committee reviews any salary increase for the Chief Executive Officer.

On June 11, 2007, the Compensation Committee approved a base salary increase of 4%, to $414,416, retroactively effective as of January 1, 2007, for Mr. Richards. At this time, the Compensation Committee did not increase the base salaries of any of the other Named Executive Officers because, in the case of Messrs. Werthan, Brodie and Stall, they had left or were about to leave the employment of the Company and in the case of Messrs. Hou, Gushard, Kosco and Iannelli, they had received the following base salary increases when they were promoted as executive officers:

- Dr. Hou's base salary was increased from $227,000 to $400,000 effective as of December 14, 2006, in connection with his appointment as President and Chief Operating Officer;
- Mr. Gushard's base salary was increased from $206,000 to $240,000 effective February 19, 2007, in connection with his appointment as Interim Chief Financial Officer;
- Mr. Kosco's base salary was increased from $180,000 to $200,000 effective April 30, 2007, in connection with his appointment as Chief Legal Officer; and
- Dr. Iannelli's base salary was increased from $197,465 to $225,000 effective June 25, 2007, in connection with his appointment as Chief Technology Officer.

Each of these base salary increases was based on market surveys and other data and each was intended to maintain the Company's competitive position among similar companies with which it competes for executive talent.

Annual Cash Incentives

Each fiscal year EMCORE establishes a cash incentive plan, which provides the Company's executive officers an opportunity to receive an annual cash payment in addition to their base salaries. The cash incentive plan is designed to place at risk a significant portion of an executive's annual cash compensation by linking the amount of compensation that an executive can achieve under the plan with individual and Company performance. We believe that providing annual cash incentive opportunities is a key component of maintaining a competitive executive compensation program.

Pursuant to EMCORE's Fiscal 2007 Executive Bonus Plan (the "2007 Bonus Plan"), bonus targets for each executive officer of the Company were established to promote the achievement of individual and Company performance objectives for fiscal 2007. The bonus targets are a percentage of each executive's base salary and are established based on each executive's job responsibilities and experience as well as market surveys. The following bonus targets were set under the 2007 Bonus Plan:

Name and Title	Target
Mr. Richards, Chief Executive Officer Dr. Hou, Chief Operating Officer	80% of base salary
Mr. Gushard, Interim Chief Financial Officer	50% of base salary
Mr. Kosco, Chief Legal Officer Dr. Iannelli, Chief Technology Officer	35% of base salary

The portion of the target to be paid is based on both Company and individual performance. The Company performance metrics are weighted equally and are measured on the attainment of revenue and adjusted EBITDA goals (earnings before interest, taxes, depreciation, amortization and other non-cash and non-recurring charges). A threshold level of 75% of the revenue goal and 70% of the adjusted EBITDA goal is set. If the Company's performance is below both of these performance targets, no cash incentive payments are awarded. Achievement of 100% of revenue and adjusted EBITDA goals correlates to payment of 100% of the bonus targets, and attainment of lesser percentages of the revenue and adjusted EBITDA goals correlates to payment of lesser percentages of the bonus targets. Attainment of 110% of the revenue and adjusted EBITDA goals will result in eligibility for 120% of the bonus targets.

The individual performance component acts as a multiplier and can accelerate or decelerate the target bonus percentage based upon individual performance as determined by the Chief Executive Officer and the Compensation Committee. The multiplier ranges from 0% to 140% of the executive's target bonus. The Compensation Committee reviews the Chief Executive's individual performance. The Chief Operating Officer's and other executive officers' individual performance is reviewed by the Chief Executive Officer and approved by the Compensation Committee.

The Compensation Committee and the Chief Executive Officer retain the discretion to modify individual executive cash incentive awards based upon individual performance and the successful completion of business objectives.

The Compensation Committee establishes revenue and adjusted EBITDA goals because it believes these financial performance metrics are the best indicators of the Company's performance. The Company's revenue and adjusted EBITDA targets for fiscal 2007, as presented to the Compensation Committee, were approximately $170 million and ($0.5) million, respectively, and revenue and adjusted EBITDA for fiscal 2007, as presented to the

Compensation Committee were approximately $170 million and ($2.4) million, respectively. The Compensation Committee has the discretion to make adjustments to these financial performance metrics to account for significant events that occur during the year, such as acquisitions, divestitures, and unusual items and, with respect to fiscal 2007, adjusted EBITDA was calculated by adding back interest, taxes, depreciation and amortization to net loss while also excluding non-cash stock-based compensation expense and one-time non recurring charges related to the Company's review of its historical stock option granting practices and certain legal, bad debt, inventory, severance and restructuring charges. The Compensation Committee reviewed and approved the fiscal 2007 financial performance metrics calculations in November 2007. When making its compensation decisions, the Compensation Committee also considered the fact that the Company had met its revenue target and that two of its three divisions had also met or exceeded their adjusted EBITDA thresholds. In addition to the Company's financial performance, the Compensation Committee also considered the efforts of the Named Executive Officers in assisting the Company in becoming current with its filing requirements under the Securities Exchange Act, the development of corporate growth for the fiber segment and the development of additional revenue for the solar segment. Based on these factors, the Compensation Committee approved cash incentive awards for the following Named Executive Officers equal to 98% of their respective targets.

These awards are also set forth in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

Name	Target Incentive Award	Actual Incentive Award	Actual Award as % of Target
Reuben F. Richards, Jr.	$333,200	$326,536	98%
Adam Gushard	$120,000	$117,600	98%
Hong Q. Hou	$320,000	$313,600	98%
Keith Kosco*	$ 70,000	$ 45,733	98%
John Iannelli*	$ 78,750	$ 34,294	98%

* Cash incentive awards to Messrs. Kosco and Iannelli were pro-rated based on the length of time in their respective positions with the Company.

Long-Term Stock-Based Incentives

Long-term equity awards consist of stock options, which are designed to give executive officers an opportunity to acquire shares of Common Stock of the Company, to provide an incentive for the executives to continue to promote the best interests of the Company and enhance its long-term performance and to provide an incentive for executives to join and remain with the Company. Equity awards are an effective tool for aligning the interests of our executives with the interests of our shareholders.

Stock options give an executive the right to buy a share of the Company's Common Stock in the future at a predetermined exercise price. The exercise price is the fair market value of the Common Stock on the grant date. New hire stock option awards vest over a five year period while annual stock option awards vest over a four year period. Other supplemental stock option awards grants generally vest over a four year period unless otherwise determined by the Compensation Committee. All options expire ten years after the grant date. In addition, no one recipient can be granted an award of options to purchase more than 600,000 shares of Common Stock in any twelve month period. Executives who voluntarily resign or are terminated for cause immediately forfeit all options that have not vested unless otherwise determined by the Compensation Committee.

In granting equity awards, the Compensation Committee does not issue a targeted number of stock options, but rather reviews the executive's performance and the performance of the Company in the prior fiscal year as well as market surveys to determine the appropriate value of the award at the time it is granted. The ultimate value of the award depends in large part on the future performance of our Common Stock. For this reason we do not consider the value of past equity awards when determining current compensation. Due to the Company's voluntary review of its historical stock option grant procedures, no option grants were made in fiscal year 2007 other than grants in connection with new hires or the promotion of an employee.

In December 2006, in connection with his appointment as President and Chief Operating Officer, the Compensation Committee approved for Dr. Hou a grant of options to purchase 245,000 shares of our Common Stock with all options vesting on the grant date. In addition, the Compensation Committee approved for Dr. Hou an additional grant of options to purchase 255,000 shares of our Common Stock, which was made on September 25, 2007. This grant vests in four equal installments over a four year period, with the first installment of options vesting on the one-year anniversary of the grant date and equal amounts vesting on each subsequent anniversary of the grant date.

In February 2007, in connection with his appointment as Interim Chief Financial Officer, the Compensation Committee approved for Mr. Gushard a grant of options to purchase 100,000 shares of our Common Stock. Of this grant, 50,000 stock options vested on the grant date and the other 50,000 will vest in equal installments over a four year period beginning on the first anniversary of the grant date.

In April 2007, in connection with his appointment as Chief Legal Officer, the Compensation Committee approved for Mr. Kosco a grant of options to purchase 50,000 shares of our Common Stock. Similarly, in June 2007, in connection with his appointment as Chief Technology Officer, the Compensation Committee approved for Dr. Iannelli a grant of options to purchase 75,000 shares of our Common Stock. Each of these grants has a vesting schedule of four years with the first installment of options vesting on the one-year anniversary of the respective grant date and equal amounts vesting on each subsequent anniversary of the respective grant date.

The exercise price for each of the above-described grants of options was the fair market value of the Common Stock on the grant date.

Company Benefits

EMCORE's benefits are an important tool in our ability to attract and retain outstanding employees throughout the Company. As a business matter, we weigh the benefits we need to offer to attract and retain talented employees against the benefits we can afford to pay and still remain competitive. Benefit levels are reviewed periodically to ensure they are cost-effective and competitive and support the overall needs of Company employees.

This section describes the benefits that EMCORE provides to key executives and notes those instances when benefits for the named executive officers differ from the general plan. In some instances, we also describe the programs we offer across the Company as context to specific discussions about executive benefits.

Medical, Dental and Vision Benefits

The Company offers a standard benefits package to all of its employees, which includes medical, dental and vision coverage. The Named Executive Officers receive coverage at 100% whereas all other employees of the Company receive coverage ranging from 50% - 100% depending on the service performed.

Company-sponsored Retirement Plans

The EMCORE Corporation 401(k) Plan (the "401(k) Plan") is a defined contribution plan with a 401(k) arrangement and is designed to comply with ERISA, the Internal Revenue Code, as well as federal and state legal requirements. The 401(k) Plan is designed to provide retirement benefits to eligible employees of EMCORE and is administered by Prudential Financial. Participants in the plan may elect to reduce compensation by a specific percentage, which is contributed to the participant's 401(k) account on a pre-tax basis as a salary deferral.

Employees may elect to contribute to the 401(k) Plan through salary reduction up to the yearly maximum tax-deductible deferral allowed pursuant to IRS regulations. A participant may elect to defer between 1-15% of his or her compensation per pay period. The deferral amount will not be subject to income tax until distribution. Each participant is able to direct his or her investment into any of the available investment options. Participant's contributions are vested at 100%.

EMCORE may provide a discretionary match of 50% of the first 6% of base compensation of a participant's contribution to the plan and this matching contribution vests over an initial five year period. This matching contribution is in the form of our Common Stock. Participants are able to exchange out of our common stock to other investment options within the 401(k) Plan. However, matching contributions continue to be directed to our Common Stock. Exchanges from our Common Stock have the effect of transferring both vested and non-vested contributions in our Common Stock into other investments. Exchanges into our Common Stock are not permitted under the 401(k) Plan.

An employee becomes eligible to participate in the 401(k) Plan on the first day of the month following his or her date of hire and attaining the age of 20 years. An EMCORE re-hire is eligible to participate in the 401(k) Plan immediately.

Perquisites

EMCORE provides perquisites to key executive officers, including the Named Executive Officers, as a recruiting and retention tool. We believe that our perquisites are appropriate and we benchmark our perquisites against generally accepted corporate practices.

The perquisites provided to our Named Executive Officers in fiscal 2007 were relocation and housing expenses. For more information regarding perquisites provided to the Named Executive Officers in fiscal 2007 see the footnotes to the "All Other Compensation" column of the Summary Compensation Table.

EMCORE's Severance Policy and Severance Agreements

On March 29, 2007, the Compensation Committee approved an Executive Severance Policy, effective as of May 1, 2007 (the "Effective Date"). The Severance Policy amended the fundamental terms of a severance policy adopted by the Compensation Committee in 2004. Under the Severance Policy participants in the policy at the Executive Vice President or higher level will receive (i) for those hired or promoted prior to the Effective Date, the continuation of their base salary for a period equal to one year and two weeks plus two additional weeks for each year the participant was employed by the Company or (ii) for those hired or promoted on or after the Effective Date, the continuation of their base salary for a period equal to one year and one week plus one additional week for each year the participant was employed by the Company.

Participants at the Vice President or lower level will receive (i) for those hired or promoted prior to the Effective Date, the continuation of their base salary for a period equal to five months and two weeks plus two additional weeks for each year the participant was employed by the Company or (ii) for those hired or promoted on or after the Effective Date, the continuation of their base salary for a period equal to five months and one week plus one additional week for each year the participant was employed by the Company.

If, following a disposition, a participant's employment is terminated after the end of a fiscal year but before annual cash incentive awards or pay-for-performance payments are distributed and the participant would otherwise be entitled to a cash incentive award, the participant will remain entitled to the annual cash incentive award or pay-for-performance payment attributable to the immediately preceding fiscal year. The Severance Policy also provides that participants will be eligible for certain benefits, including continued payment of certain health insurance premiums, outplacement services and other perquisites.

Messrs. Brodie, Stall and Werthan each entered into a severance agreement with the Company in connection with their departure during fiscal 2007. Payments and benefits provided to these individuals pursuant to their respective severance agreement are described in the "Potential Payments Upon Termination or Change in Control" section.

Compensation of the Chief Executive Officer

The Compensation Committee annually reviews the compensation of Mr. Richards and recommends any adjustments to the Board of Directors for approval. Mr. Richards participates in the same compensation programs and receives compensation based upon the same criteria as EMCORE's other executive officers. However, Mr. Richard's compensation reflects his greater policy- and decision-making authority and the higher level of responsibility that he has with respect to the strategic direction of EMCORE and its financial and operating results.

After considering EMCORE's overall performance in fiscal 2006 and competitive practices, the Compensation Committee recommended, and the Board of Directors approved, a 4% increase in Mr. Richards' base salary, to $414,416, effective January 1, 2007. Annual cash incentive compensation for Mr. Richards is based upon achievement of targets set by the Board of Directors. Based on the attainment of certain strategic corporate milestones, including our revenue target and the growth of our fiber segment and the development of additional revenue for our solar segment, the Compensation Committee awarded Mr. Richards $326,536 in the form of a cash incentive award.

Tax and Accounting Considerations

Under Section 162(m) of the Internal Revenue Code, EMCORE may not deduct annual compensation in excess of $1 million paid to certain employees, generally its Chief Executive Officer and its four other most highly compensated executive officers, unless that compensation qualifies as performance-based compensation. While the Compensation Committee intends to structure performance-related awards in a way that will preserve the maximum deductibility of compensation awards, the Compensation Committee may from time to time approve awards that would vest upon the passage of time or other compensation, which would not result in qualification of those awards as performance-based compensation.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the annual and long-term compensation earned for services in all capacities to the Company for the fiscal year ended September 30, 2007 of those persons who during such fiscal year (i) served as the Company's chief executive officer, (ii) served as the Company's chief financial officer, (ii) were the three most highly-compensated officers (other than the chief executive officer and chief financial officer) and (iv) two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the last completed fiscal year:

Summary Compensation Table for Fiscal 2007

Name and Principal Position	Year	Salary ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compen-sation ($)(9)	All Other Compen-sation ($)	Total ($)
Reuben F. Richards, Jr. Chief Executive Officer	2007	412,165	250,532	326,536	384 (10)	989,617
Adam Gushard Interim Chief Financial Officer	2007	236,835	261,280	117,600	7,338 (11)	623,053
Hong Q. Hou, Ph.D. President and Chief Operating Officer	2007	360,080	1,181,529	313,600	179,334 (12)	2,034,543
John Iannelli, Ph.D. Chief Technology Officer	2007	203,857	87,760	34,294	5,877 (13)	331,788
Keith J. Kosco, Esq. Chief Legal Officer	2007	132,308	25,874	45,733	25,174 (14)	229,089
Thomas G. Werthan (1) Former Executive Vice President and Chief Financial Officer	2007	107,284	39,024 (6)	-	479,736 (15)	626,044
Richard A. Stall, Ph.D. (2) Former Executive Vice President and Chief Technology Officer	2007	197,800	54,745 (7)	-	477,757 (16)	730,302
Howard W. Brodie, Esq. (3) Former Executive Vice President and Chief Legal Officer	2007	137,600	29,268 (8)	-	316,645 (17)	483,513

(1) In February 2007, Mr. Werthan resigned from the Company and continues to serve on the Company's Board of Directors.

(2) In June 2007, Dr. Stall resigned from the Company.

(3) In April 2007, Mr. Brodie resigned from the Company.

(4) Salary represents amounts paid to the individual during the fiscal year ended September 30, 2007. It does not represent an employee's current annual base salary.

(5) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes in fiscal 2007, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (revised 2004)

(without regard to estimated forfeitures related to a service based condition) and include amounts from awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are included in footnote 4 to the Company's audited financial statements for the fiscal year ended September 30, 2007, included in the Company's Form 10-K filed with the SEC on December 31, 2007.

(6) Mr. Werthan forfeited 85,000 shares of unvested stock options when he resigned from the Company and voluntarily forfeited 187,500 vested stock options that had been mispriced because he did not wish to retain any benefits from such options.

(7) Dr. Stall forfeited 35,000 stock options when he resigned from the Company.

(8) Mr. Brodie forfeited 63,750 shares of unvested stock options when he resigned from the Company and voluntarily forfeited 27,500 vested stock options that had been mispriced because he did not wish to retain any benefits from such options.

(9) The amounts in this column reflect the amounts earned in fiscal 2007, pursuant to the Fiscal 2007 Executive Bonus Plan, although not paid until fiscal 2008.

(10) Consists of life insurance premiums of $384.

(11) Consists of life insurance premiums of $384 and EMCORE's matching contributions under its 401(k) plan of $6,954, which are made in EMCORE Common Stock.

(12) Consists of life insurance premiums of $384, EMCORE's matching contributions under its 401(k) plan of $4,673, which are made in EMCORE Common Stock, relocation and housing of $45,000, and $129,277 to cover the reimbursement of 409(a) taxes that the Company paid on behalf of Dr. Hou relating to events prior to him being a Section 16 officer.

(13) Consists of life insurance premiums of $384 and EMCORE's matching contributions under its 401(k) plan of $5,493, which are made in EMCORE Common Stock.

(14) Consists of life insurance premiums of $384 and relocation of $24,790.

(15) Consists of life insurance premiums of $384, EMCORE's matching contributions under its 401(k) plan of $2,562, which are made in EMCORE Common Stock, severance of $387,040, loan forgiveness of $82,000 and $7,750 (fees earned or paid in cash) for compensation as a non-employee director.

(16) Consists of life insurance premiums of $384 and EMCORE's matching contributions under its 401(k) plan of $6,973, which are made in EMCORE Common Stock, and severance of $470,400.

(17) Consists of life insurance premiums of $384 and EMCORE's matching contributions under its 401(k) plan of $2,322, which are made in EMCORE Common Stock, and severance of $313,939.

Grants of Plan-Based Awards in Fiscal 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh) (3)	Closing Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
		Threshold ($)	Target ($)	Maximum ($)				
Reuben F. Richards, Jr.	N/A	66,640	333,200	399,840				
Adam Gushard	2/20/07				100,000	4.06	4.12	312,032
	N/A	15,000	120,000	144,000				
Hong Q. Hou, Ph.D.	12/14/06				245,000	5.76	5.66	1,049,651
	9/25/07				255,000	8.78	8.78	1,811,802
	N/A	64,000	320,000	384,000				
John Iannelli, Ph.D.	3/29/07				10,000	4.98	4.95	39,531
	6/25/07				75,000	5.33	5.33	317,122
	N/A	6,891	78,750	94,500				
Keith J. Kosco, Esq.	1/8/07				30,000	5.49	5.36	132,748
	4/27/07				50,000	5.08	5.08	201,600
	N/A	6,125	70,000	84,000				
Thomas G. Werthan		-	-	-	-	-	-	-
Richard A. Stall, Ph.D.		-	-	-	-	-	-	-
Howard W. Brodie, Esq.		-	-	-	-	-	-	-

(1) These columns reflect the possible payment amounts under performance-based cash incentive awards granted for 2007 to the Named Executive Officers, as described above under "Compensation Discussion and Analysis". The amounts actually awarded to these executives for 2007 are reported above in the Summary Compensation Table as "Non-Equity Incentive Plan Awards."

(2) This column reflects the number of shares underlying options granted to the Named Executive Officers in fiscal 2007.

(3) All options were granted at an exercise price equal to the fair market value of our Common Stock on the option grant date. As previously disclosed in our Current Report on Form 8-K filed with the SEC on April 19, 2007, the fair market value for certain grants of options was determined based on the mean of the highest and lowest sale prices of the Company's Common Stock on the grant date, and on April 16, 2007 the definition of "fair market value" in the Company's 2000 Stock Option Plan was amended so that it would be equal to the closing price of the Company's Common Stock on the grant date.

(4) This column reflects the fair value of these awards on the grant date as determined under the accounting principles used to calculate the value of equity awards. For the assumptions and methodologies used to value the awards reported in this column, see footnote (5) to the Summary Compensation Table.

Outstanding Equity Awards at September 30, 2007

Option Awards						
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Reuben F. Richards, Jr.	100,000		-		6.79	2/27/08
	50,000		-		6.44	12/1/08
	25,000		-		22.00	4/14/10
	72,500		-		2.63	5/18/14
	150,000		75,000	(3)	3.42	5/18/15
Adam Gushard	10,000	(1)	-		1.82	12/15/07
	17,000		-		1.82	12/1/08
	8,000		-		1.82	4/14/10
	5,000		-		1.82	4/26/12
	17,500		-		1.82	10/3/11
	7,500		-		1.82	4/4/11
	2,000		-		1.82	3/2/11
	13,125		4,375	(3)	2.63	5/18/14
	13,750		13,750	(4)	3.00	2/28/15
	1,598		-		7.32	12/29/15
	11,250		33,750	(5)	7.29	8/28/16
	50,000		50,000	(6)	4.06	2/20/17
Hong Q. Hou, Ph.D.	120,000	(1)	-		5.88	3/9/08
	17,500		17,500	(3)	2.63	5/18/14
	6,875	(1)	13,750	(4)	3.00	2/28/15
	13,750		41,250	(5)	7.29	8/28/16
	245,000		-		5.76	12/14/16
	-		255,000	(7)	8.78	9/25/17
John Iannelli, Ph.D.	32,000		8,000	(8)	1.87	1/22/13
	4,500		1,500	(3)	2.63	5/18/14
	5,500		5,500	(4)	3.00	2/28/15
	881		-		7.32	12/29/15
	4,500		13,500	(9)	5.18	10/12/15
	3,000		9,000	(10)	7.95	3/10/16
	500		1,500	(11)	9.75	4/5/16
	-		10,000	(12)	4.98	3/29/17
	-		75,000	(13)	5.33	6/25/17
Keith J. Kosco, Esq.	-		30,000	(14)	5.49	1/8/17
	-		50,000	(15)	5.08	4/27/17
Thomas G. Werthan	15,000	(1)(2)	-		3.42	1/29/08
	50,000	(2)	-		6.79	1/29/08
Richard A. Stall, Ph.D.	25,000	(1)(2)	-		2.63	1/29/08
	22,500	(1)(2)	-		3.42	1/29/08
	100,000	(1)(2)	-		7.90	1/29/08
	50,000	(1)(2)	-		8.50	1/29/08
	25,000	(2)	-		22.00	1/29/08
Howard W. Brodie, Esq.	11,250	(1)(2)	-		3.42	1/29/08

(1) These awards have been exercised between September 30, 2007 and January 26, 2008, with the exception of the option to purchase 250 shares for Messr. Brodie.

(2) Under the terms of option agreements issued under the Company's 2000 Stock Option Plan, terminated employees who have vested and exercisable stock options have 90 days after the date of termination to exercise the options. In November 2006, the Company announced suspension of reliance on previously issued financial statements which in turn caused the Form S-8 registration statements for shares of Common Stock issuable under the option plans not to be available. Therefore, terminated employees were precluded from exercising their options during the remaining contractual term. To

address this issue with affected former employees under the 2000 Stock Option Plan, EMCORE's Board of Directors agreed in April 2007 to approve an option grant "modification" for all these individuals by extending the normal 90-day exercise period after termination date to a date after which EMCORE becomes compliant with its SEC filings and the registration of the option shares is once again effective, which was November 1, 2007. As a result, the expiration dates for the vested stock options held by Messrs. Werthan, Stall and Brodie, at the time of their departures from the Company, were extended until January 29, 2008.

(3) The unvested portions of these awards are scheduled to vest in one installment on May 18, 2008.
(4) The unvested portions of these awards are scheduled to vest in two installments on February 29, 2008 and February 28, 2009.
(5) The unvested portions of these awards are scheduled to vest in three installments on August 28, 2008, 2009, and 2010.
(6) The unvested portions of these awards are scheduled to vest in four installments on February 20, 2008, 2009, 2010, and 2011.
(7) The unvested portions of these awards are scheduled to vest in four installments on September 25, 2008, 2009, 2010 and 2011.
(8) The unvested portions of these awards are scheduled to vest in one installment on January 22, 2008.
(9) The unvested portions of these awards are scheduled to vest in three installments on October 12, 2007, 2008 and 2009.
(10) The unvested portions of these awards are scheduled to vest in three installments on March 10, 2008, 2009 and 2010.
(11) The unvested portions of these awards are scheduled to vest in three installments on April 5, 2008, 2009, and 2010.
(12) The unvested portions of these awards are scheduled to vest in four installments on March 29, 2008, 2009, 2010 and 2011.
(13) The unvested portions of these awards are scheduled to vest in four installments on June 25, 2008, 2009, 2010, and 2011.
(14) The unvested portions of these awards are scheduled to vest in five installments on January 8, 2008, 2009, 2010, 2011 and 2012.
(15) The unvested portions of these awards are scheduled to vest in four installments on April 27, 2008, 2009, 2010, and 2011.

Option Exercises in Fiscal 2007

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
Reuben F. Richards, Jr.	-	-
Adam Gushard	-	-
Hong Q. Hou, Ph.D. (1)	14,375	27,788
John Iannelli, Ph.D.	-	-
Keith J. Kosco, Esq.	-	-
Thomas G. Werthan	-	-
Richard A. Stall, Ph.D.	-	-
Howard W. Brodie, Esq.	-	-

(1) These options were exercised on November 7, 2006.

Potential Payments Upon Termination or Change-in-Control

Under the Company's Executive Severance Policy, participants are eligible to receive certain severance benefits if their employment with the Company is terminated and the termination constitutes a "Separation of Service" within the meaning of Section 409A of the Internal Revenue Code. However, participants are not eligible to receive severance benefits if they are terminated with cause, due to death or disability or if they voluntarily terminate their employment other than for good reason. In addition, a participant that is eligible to receive severance benefits under the Severance Policy must execute an agreement (a "Separation Agreement") prepared by the Company that includes, among other things, a release by the participant of the

Company from any liability or obligation to the participant. A participant will not receive severance benefits if the participant does not enter into a Separation Agreement with the Company and all severance benefits will cease if the participant violates any provision of his or her Separation Agreement.

Under the Severance Policy, participants in the policy at the Executive Vice President or higher level will receive (i) for those hired or promoted prior to May 1, 2007, the continuation of their base salary for a period equal to one year and two weeks plus two additional weeks for each year the participant was employed by the Company or (ii) for those hired or promoted on or after May 1, 2007, the continuation of their base salary for a period equal to one year and one week plus one additional week for each year the participant was employed by the Company.

Participants at the Vice President or lower level will receive (i) for those hired or promoted prior to May 1, 2007, the continuation of their base salary for a period equal to five months and two weeks plus two additional weeks for each year the participant was employed by the Company or (ii) for those hired or promoted on or after May 1, 2007, the continuation of their base salary for a period equal to five months and one week plus one additional week for each year the participant was employed by the Company.

If, following the sale, transfer, spin-off or other disposition of the stock or assets of any subsidiary, business unit or division of the Company, a participant's employment is terminated after the end of a fiscal year but before annual cash incentive awards or pay-for-performance payments are distributed and the participant would otherwise be entitled to such awards or payments, the participant will remain entitled to the annual cash incentive award or pay-for-performance payment attributable to the immediately preceding fiscal year. The Severance Policy also provides that participants will be eligible for certain benefits, including continued payment of certain health insurance premiums, outplacement services and other perquisites.

The following are estimated payments and benefits that would be provided to each of Messrs. Richards, Gushard, Hou, Iannelli and Kosco in the event the executive's employment is terminated under certain circumstances. We have calculated these amounts based on the Company's Executive Severance Policy (the "Severance Policy") and, in some cases, the terms of individual offer letters that were entered into in connection with an executive's promotion to his current position. The calculations assume a termination date of September 28, 2007, the last business day of our fiscal year ended September 30, 2007. The actual amounts of the payments and costs of the benefits, however, can only be determined at the time of an executive's separation from the Company.

Name	Severance	Cash Incentive Award	COBRA (Company Portion)	Outplacement Services	Perquisites
Reuben F. Richards, Jr.	$608,731	$326,536	$18,190	$30,000	-
Adam Gushard	$332,308	$192,600	$18,190	$30,000	$59,000 (1)
Hong Q. Hou, Ph.D.	$553,846	$313,600	$18,190	$30,000	-
John Iannelli, Ph.D.	$337,500	$34,294	$18,190	$30,000	-
Keith J. Kosco, Esq.	$207,692	$45,733	$13,137	$30,000	-

(1) Include $9,000 for a car allowance and an estimated cost of $50,000 for relocation, which is payable if Mr. Gushard is terminated without Cause.

Vesting of Equity Awards in Connection with a Change in Control

Upon a change in control of the Company, unvested stock options will vest and become exercisable pursuant to the terms of the Company's 2000 Stock Option Plan applicable to all plan participants. The value of accelerating unvested stock options, as measured by the difference between the closing price of $9.60 on September 28, 2007, and the option grant price, would be $463,500 for Mr. Richards, $476,206 for Mr. Gushard, $517,113 for Dr. Hou, $549,565 for Dr. Iannelli and $349,300 for Mr. Kosco.

Severance Agreements with Messrs. Werthan, Brodie and Stall

On February 8, 2007, the Company entered into a severance agreement with Mr. Werthan specifying his severance benefits. In accordance with the Company's Severance Policy adopted in 2004 (the "Severance Policy"), under the terms of the severance agreement the Company paid Mr. Werthan $387,040 (equal to 82 weeks of his salary), less applicable tax withholdings and deductions, in a lump-sum payment on September 14, 2007. Additionally, Mr. Werthan elected to continue coverage under the Company's health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), and $7,235 was deducted from Mr. Werthan's lump sum severance payment, which represents the amount of Mr. Werthan's portion of the COBRA premiums. In connection with Mr. Werthan's resignation in February 2007 and pursuant to the terms of the promissory note, the Board of Directors forgave his $82,000 loan with the Company. Mr. Werthan was responsible for the personal taxes related to the loan forgiveness.

On April 17, 2007, the Company entered into a severance agreement with Mr. Brodie. In accordance with the Severance Policy, under the terms of the severance agreement, the Company paid Mr. Brodie $313,939 (equal to 68 weeks of his salary plus automobile expenses), less applicable tax withholdings and deductions, in a lump-sum payment on November 1, 2007. Additionally, Mr. Brodie elected to continue coverage under the Company's health plans pursuant to COBRA and $6,431 was deducted from Mr. Brodie's lump sum severance payment, which represents the amount of Mr. Brodie's portion of the COBRA premiums. The Company also paid Mr. Brodie $55,341, less applicable withholdings and deductions, representing the amount earned by Mr. Brodie under the Company's 2006 Executive Bonus Plan.

On June 25, 2007, the Company entered into a severance agreement with Dr. Stall. In accordance with the Company's Severance Policy, under the terms of the severance agreement, the Company paid Dr. Stall $470,400 (equal to 98 weeks of his salary), less applicable tax withholdings and deductions, in a lump-sum payment on January 2, 2008. Additionally, Dr. Stall elected to continue coverage under the Company's health plans pursuant to COBRA and $7,235 was deducted from Dr. Stall's lump sum severance payment, which represents the amount of Dr. Stall's portion of the COBRA premiums.

COMPENSATION COMMITTEE REPORT

The information contained under this "Compensation Committee Report," shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates this information by reference into any such filing.

The Compensation Committee is responsible for evaluating the performance of the Chief Executive Officer and other EMCORE officers as well as reviewing and approving their compensation. The Committee also establishes and monitors overall compensation programs and policies for the Company, including administering the incentive compensation plans. The Committee's processes and procedures for the consideration and determination of executive compensation are explained in greater detail in the Compensation Discussion and Analysis section.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and its Proxy Statement in accordance with Item 407(e) of Regulation S-K.

This report is submitted by the Compensation Committee.

January 28, 2008

COMPENSATION COMMITTEE

John Gillen, Chairman
Charles Scott
Robert Bogomolny

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee is comprised of Messrs. Gillen, Scott and Bogomolny. No member of the Compensation Committee served as one of the Company's officers or employees during fiscal 2007 or was formerly an officer of the Company at any time. None of the Company's executive officers served as a member of the compensation committee of any other company that has an executive officer serving as a member of the Company's Board of Directors or Compensation Committee during fiscal 2007. None of the Company's executive officers served as a member of the board of directors of any other company that has an executive officer serving as a member of the Company's Compensation Committee during fiscal 2007.

OWNERSHIP OF SECURITIES

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of January 15, 2008 certain information regarding the beneficial ownership of Common Stock of the Company by (i) each person or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act) known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company, (ii) each Named Executive Officer of the Company, (iii) each director and nominee, and (iv) all directors and executive officers as a group (10 persons). Except as otherwise indicated, the Company believes, based on information furnished by such persons, that each person listed below has the sole voting and investment power over the shares of Common Stock shown as beneficially owned, subject to common property laws, where applicable. Shares beneficially owned include shares of Common Stock and warrants and options to acquire shares of Common Stock that are exercisable within sixty (60) days of January 15, 2008. Unless otherwise indicated, the address of each of the beneficial owners is c/o EMCORE Corporation, 10420 Research Road, SE, Albuquerque, New Mexico 87123.

Name	Shares Beneficially Owned	Percent of Common Stock
Robert Bogomolny	86,972	*
Howard W. Brodie (1)	11,250	*
John Gillen	29,242	*
Adam Gushard (2)	184,746	*
Hong Q. Hou (3)	387,500	*
John Iannelli (4)	80,452	*
Keith J. Kosco, Esq.(5)	6,000	*
Reuben F. Richards, Jr. (6)	1,052,054	2.0 %
Thomas J. Russell (7)	5,023,791	9.6 %
Charles Scott (8)	42,409	*
Richard A. Stall (9)	87,280	*
Thomas G. Werthan (10)	81,266	*
All directors and executive officers as a group (10 persons) (11)	6,974,432	13.3 %
Alexandra Global Master Fund Ltd. (12)	3,222,503	6.2 %
AMVESCAP PLC (13)	4,000,005	7.7 %
Kern Capital Management, LLC (14)	2,691,300	5.2 %
Kingdon Capital Management, LLC (15)	2,625,000	5.0 %
Kopp Investment Advisors, LLC (16)	4,048,740	7.7 %
The Quercus Trust (17)	5,683,127	10.9 %
Wachovia Corporation (18)	5,162,966	9.9 %

* Less than 1.0%
(1) Includes options to purchase 250 shares.
(2) Includes options to purchase 166,098 shares.
(3) Includes options to purchase 283,125 shares.
(4) Includes options to purchase 72,131 shares and 3,368 shares held in a 401(k) Plan.
(5) Includes options to purchase 6,000 shares.
(6) Includes options to purchase 397,500 shares and 175,000 shares held by spouse.
(7) Includes 2,280,035 shares held by The AER Trust.
(8) Includes 30,409 shares owned by Kircal, Ltd.
(9) Includes options to purchase 25,000 shares and 548 shares held in a 401(k) Plan.

(10) Includes options to purchase 65,000 shares.

(11) Includes options to purchase 924,854 shares beneficially owned by Reuben Richards, Jr., Chief Executive Officer; Hong Hou, President and Chief Operating Officer; Adam Gushard, Interim Chief Financial Officer; John Iannelli, Chief Technology Officer; and Keith Kosco, Chief Legal Officer. No options to purchase shares were beneficially owned by the five non-employee directors, except for options to purchase 65,000 shares owned by Thomas Werthan. Richard Stall and Howard Brodie resigned from the Company prior to January 15, 2008 and are not included in this total.

(12) This information is based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2007, by Alexandra Global Master Fund Ltd. ("Alexandra Global"). Alexandra Investment Management, LLC ("Alexandra Management," which is investment advisor to Alexandra Global) and Mikhail A. Filimonov ("Filimonov"), Chairman, Chief Executive Officer, Managing Member, and Chief Investment Officer of Alexandra Management may be deemed to share voting and dispositive power with respect to the shares owned by Alexandra Global by reason of their respective relationships with Alexandra Global. Alexandra Management and Filimonov disclaim beneficial ownership of all such shares. The address of Alexandra Global is Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The address of Alexandra Management and Filimonov is 767 Third Avenue, 39th Floor, New York, New York 10017.

(13) This information is based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2007, by AMVESCAP PLC, a U.K. entity, on behalf of itself and PowerShares Capital Management LLC, a U.S. entity ("PowerShares"). The shares reported for AMVESCAP PLC represent the total shares held by AMVESCAP PLC through PowerShares. The address of AMVESCAP PLC is 30 Finsbury Square, London EC2A 1AG, England. The address of AMVESCAP PLC is 30 Finsbury Square, London EC2A 1AG, England.

(14) This information is based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2007, by Kern Capital Management, LLC ("KCM"), Robert E. Kern, Jr. ("R. Kern," controlling member of KCM), and David G. Kern ("D. Kern," controlling member of KCM). As controlling members of KCM, R. Kern and D. Kern may be deemed the beneficial owners of the shares owned by KCM. R. Kern and D. Kern expressly disclaim beneficial ownership of all such shares. The address of KCM, R. Kern, and D. Kern is 114 West 47th Street, Suite 1926, New York, New York 10036.

(15) This information is based solely on information contained in a Schedule 13G filed with the SEC on January 14, 2008, by Kingdon Capital Management, LLC ("Kingdon Capital") and Mark Kingdon ("Kingdon"). Kingdon Capital and Kingdon report beneficially owning a total of 2,625,000 shares and sharing voting and dispositive power with respect to such shares. The address of Kingdon Capital and Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

(16) This information is based solely on information contained in a Schedule 13D filed with the SEC on January 4, 2008, by Kopp Investment Advisors, LLC ("KIA"), a wholly-owned subsidiary of Kopp Holding Company, LLC ("KHC"), which is controlled by Mr. LeRoy C. Kopp ("Kopp") (collectively, the "Kopp Parties"). KIA reports beneficially owning a total of 4,048,740 shares including having sole voting power over 4,048,740 shares and shared dispositive power over 2,469,665 shares. KHC reports beneficially owning a total of 4,048,740 shares. Kopp reports beneficially owning a total of 4,219,665 shares, including having sole dispositive power over 1,750,000 shares. The address of the Kopp Parties is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435. The address of Kopp Investment Advisors, LLC is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.

(17) This information is based solely on information contained in a Schedule 13D filed with the SEC on October 5, 2007, by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum. The Quercus Trust reports beneficially owning a total of 5,683,127 shares and sharing voting and dispositive power with respect to such shares. David Gelbaum, Trustee, The Quercus Trust, reports beneficially owning a total of 5,683,127 shares and sharing voting and dispositive power with respect to such shares. Monica Chavez Gelbaum, Trustee, The Quercus Trust, reports beneficially owning a total of 5,683,127 shares and sharing voting and dispositive power with respect to such shares. The address of David Gelbaum, an individual, as co-trustee of the Quercus Trust and Monica Chavez Gelbaum, an individual, as co-trustee of the Quercus Trust is 2309 Santiago Drive, Newport Beach, California 92660.

(18) This information is based solely on information contained in a Schedule 13G filed with the SEC on November 9, 2007, by Wachovia Corporation. Wachovia Corporation reports beneficially owning a total of 5,162,966 shares including having sole voting power over 2,424,786 shares and sole dispositive power over 2,882,931 shares. Wachovia Corporation is a parent holding company and the relevant subsidiaries are Wachovia Securities, LLC (IA) and Wachovia Bank, N.A. (B.K.). Wachovia Securities, LLC is an investment advisor for clients; the securities reported by this subsidiary are beneficially owned by such clients. Wachovia Bank, N.A. (B.K.) holds the securities reported in a fiduciary capacity for its respective customers. The address of Wachovia Corporation is One Wachovia Center, Charlotte, North Carolina 28288.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, as of September 30, 2007, the number of securities outstanding under each of EMCORE's stock option plans, the weighted average exercise price of such options, and the number of options available for grant under such plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	5,695,846	$	5.46	1,677,413
Equity compensation plans not approved by security holders	1,920	$	0.23	-
Total	5,697,766	$	5.46	1,677,413

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on the Company's review of copies of all disclosure reports filed by directors and executive officers of the Company, as well as anyone who is a beneficial owner of more than 10 percent of a registered class of the Company's stock, pursuant to Section 16(a) of the Exchange Act, as amended, and written representations furnished to the Company, the Company believes that there was compliance with all filing requirements of Section 16(a) applicable to directors and executive officers of the Company during the fiscal year 2007, with the exception of December 27, 2006 filings for Dr. Hou on Form 3 and Form 4 (reporting an employee stock option grant), both of which were reported 13 days late and one filing on July 16, 2007 for Dr. Iannelli on Form 3, which was reported 21 days late due to an administrative error.

PROPOSAL II: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP, an independent registered public accounting firm, audited the financial statements of EMCORE Corporation for the fiscal year ending September 30, 2007. The Audit Committee and the Board of Directors have selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008. The ratification of the appointment of Deloitte & Touche LLP will be determined by the vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting. If this appointment of Deloitte & Touche LLP is not ratified by shareholders, the Board of Directors will appoint another independent registered public accounting firm whose appointment for any period subsequent to the Annual Meeting will be subject to the approval of shareholders at that meeting.

Representatives of Deloitte & Touche LLP are expected to attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so, and are expected to be available to answer appropriate questions.

FISCAL 2007 & 2006 AUDITOR FEES AND SERVICES

Deloitte & Touche LLP was the independent registered public accounting firm that audited EMCORE's financial statements for fiscal 2007 and 2006. There were no non-audit services performed by Deloitte & Touche LLP during these periods.

The aggregate fees billed by Deloitte & Touche LLP in connection with audit services rendered for fiscal 2007 and 2006 are as follows:

	Fiscal 2007	Fiscal 2006
Audit fees [1]	$ 4,593,000	$ 1,170,000
Audit-related fees [2]	49,000	34,000
Tax fees [3]	--	--
All other fees [4]	--	--
Total	$ 4,642,000	$ 1,204,000

(1) Represents fees for professional services rendered in connection with the audit of our annual financial statements, reviews of our quarterly financial statements, and advice provided on accounting matters that arose in connection with audit services. Fiscal 2007 included $885,000 and fiscal 2006 included $488,000 of audit fees for professional services rendered in connection with the audit of our internal controls over financial reporting (SOX 404 compliance). The fees incurred during fiscal 2007 include fees related to our voluntary stock option review and the related restatement of our financial data for the fiscal years ended September 30, 2006 and 2005 and 2004.

(2) Represents fees for professional services related to the audits of our employee benefit plan and other statutory or regulatory filings.

(3) Not applicable.

(4) Not applicable.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material, and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates this Report of the Audit Committee by reference therein.

The Company has a separately-designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee currently consists of Messrs. Scott, Gillen, and Bogomolny. Each member of the audit committee is currently an independent director within the meaning of NASD Rule 4200(a)(15). The Board of Directors has determined that Messrs. Scott and Gillen are each audit committee financial experts. The Audit Committee met 9 times in fiscal 2007. The Audit Committee performs the functions set forth in the EMCORE Corporation Audit Committee Charter, which has been adopted by the Board of Directors. The Audit Committee Charter is available on our website at www.emcore.com.

The Audit Committee has reviewed and discussed the Company's audited financial statements for fiscal 2007 with management of the Company. The Audit Committee has discussed with the Company's independent registered public accounting firm the matters required to be discussed by SAS 61 (Codification of Statements of Auditing Standards). Furthermore, the Audit Committee has reviewed management's assessment of the effectiveness of the Company's internal controls over financial reporting, and has reviewed the opinion of the Company's independent registered public accounting firm regarding such assessment and the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has received the written disclosures and letter from the Company's independent registered public accounting firm required by Independence Standards Board Standard No. 1, and has discussed with such accounting firm the independence of such accounting firm. Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2007, which was filed on December 31, 2007.

AUDIT COMMITTEE

Charles Thomas Scott, Chairman
Robert Bogomolny
John Gillen

Audit Committee Pre-Approval and Procedures

The Audit Committee has determined that the provision of non-audit services by Deloitte & Touche LLP is compatible with maintaining the independence of Deloitte & Touche LLP. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be rendered by Deloitte & Touche LLP. In considering whether to approve such services, the Audit Committee will consider the following:

- Whether the services are performed principally for the Audit Committee
- The effect of the service, if any, on audit effectiveness or on the quality and timeliness of the Company's financial reporting process
- Whether the service would be performed by a specialist (e.g. technology specialist) and who also provide audit support and whether that would hinder independence
- Whether the service would be performed by audit personnel and, if so, whether it will enhance the knowledge of the Company's business
- Whether the role of those performing the service would be inconsistent with the auditor's role (e.g., a role where neutrality, impartiality and auditor skepticism are likely to be subverted)
- Whether the audit firm's personnel would be assuming a management role or creating a mutuality of interest with management
- Whether the auditors would be in effect auditing their own numbers
- Whether the project must be started and completed very quickly
- Whether the audit firm has unique expertise in the service, and
- The size of the fee(s) for the non-audit service(s).

During fiscal 2007, all professional services provided Deloitte & Touche LLP were pre-approved by the Audit Committee in accordance with this policy.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM UNDER PROPOSAL II.

PROPOSAL III: TO AMEND OUR RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

The Board of Directors has determined that it is an appropriate time to propose amendments to our Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 105,882,352 to 205,882,352 and to increase the number of authorized shares of Common Stock from 100 million to 200 million.

Under our Restated Certificate of Incorporation, the total number of shares of capital stock which the Company has the authority to issue is 105,882,352. Of these authorized shares, Common Stock comprises 100 million shares and preferred stock comprises 5,882,352 shares. As of February 25, 2008, the number of shares of Common Stock outstanding was 73,266,512 and 139,485 shares of Common Stock were held in treasury. There are no outstanding shares of preferred stock and the proposed amendment would not increase the authorized number of preferred shares. The Board of Directors believes that it is advisable and in the best interests of the Company's stockholders to increase the number of authorized shares of Common Stock to provide a sufficient reserve of shares for future business and financial needs of the Company. These additional authorized shares would enhance capital and liquidity, possible future acquisitions, and other corporate purposes. Existing holders of shares of Common Stock would have no preemptive rights under our Restated Certificate of Incorporation to purchase any additional shares of Common Stock issued by the Company. It is possible that additional shares of Common Stock may be issued at a time and under circumstances that may dilute the voting power of existing stockholders, decrease earnings per share and decrease the book value per share of shares presently held.

The Board of Directors has unanimously adopted a resolution approving, subject to stockholder approval, and declaring the advisability of an amendment to Article Fourth of our Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 105,882,352 to 205,882,352 million and to increase the number of authorized shares of Common Stock from 100 million to 200 million.

The specific amendments to Article Fourth are proposed as follows:

The total number of shares of Capital Stock of the Corporation shall be 205,882,352 shares of which:

A. Of the Capital Stock, 200,000,000 shares shall consist of Common Stock which shall be entitled to one vote per share of all matters which holders of the Common Stock shall be entitled to vote on.

B. Of the Capital Stock, 5,882,352 shares shall consist of Preferred Stock which may be divided into such classes and such series as shall be established from time to time by resolutions of the Board of Directors and filed as an amendment to this Certificate of Incorporation, without any requirement of vote or class vote of shareholders. The Board of Directors shall have the right and power to establish and designate in any such Class or Series Resolution such priorities, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions as it shall determine.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE AMENDMENT OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK UNDER PROPOSAL III.

PROPOSAL IV: TO APPROVE AN INCREASE IN THE NUMBER OF SHARES AVAILABLE UNDER EMCORE'S 2000 STOCK OPTION PLAN

On November 8, 1999, the Board of Directors adopted the EMCORE Corporation 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan became effective upon its approval by the Company's shareholders at the 2000 Annual Meeting. It was amended by a vote of the shareholders at the Company's 2001 Annual Meeting to increase the number of shares of Common Stock on which options could be granted by 3,300,000, to 4,750,000, amended a second time by a vote of the shareholders at the Company's 2004 Annual Meeting to increase the number of shares of Common Stock on which options could be granted by 2,100,000 (for a maximum total of 6,850,000), and amended a third time by a vote of the shareholders at the Company's 2006 Annual Meeting to increase the number of shares of Common Stock on which options could be granted by 2,500,000 (for a maximum total of 9,350,000).

At the 2008 Annual Meeting, the shareholders will be requested to approve an additional increase in the number of shares of Common Stock available for issuance under the 2000 Plan. As of the date of the 2008 Annual Meeting, we expect to have options for only approximately 1,108,104 shares authorized and available for issuance under the 2000 Plan. Furthermore, no shares are currently available for grant under the EMCORE Corporation 1995 Incentive and Non-Statutory Stock Option Plan (as amended, the "1995 Plan"). The 1995 Plan had allowed the grant of a total of 2,744,118 shares of Common Stock (on a post-split basis) pursuant to stock options and stock appreciation rights.

Our Company's philosophy on employee compensation is to provide employees and management with equity participation linked to long-term stock price performance, while at the same time remaining sensitive to the potential impact on our other shareholders. We believe that offering broad-based equity compensation through stock options is critical to attracting and retaining the highest caliber employees. Employees with a stake in the future success of our business are motivated to achieve long-term growth and thus maximize shareholder value. Options have historically formed a significant portion of our employees' overall compensation, and almost all of our current employees have received options. The purpose of this proposal is to provide sufficient reserves of shares, based on our current business plans, to ensure the Company's ability to continue to provide new hires, employees and management with an equity stake in the Company over the next year.

The Company's three-year average "burn rate" (the average number of stock options granted during fiscal 2004-2006 compared to the total shares outstanding in each fiscal year) is approximately 4.0%. This three-year average "burn rate" is in line with the mean for the Company's peer group, which is approximately 4.0% and significantly lower than the peer group maximum which is 7.85%. For purposes of the foregoing, the Company's peer group includes all companies listed in the Compensation Discussion and Analysis under the heading "The Company's Annual Compensation Decision-Making Process," except Vitesse Semiconductor and Kopin Corporation, which were not current with their financials at the time these burn rates, were calculated.

Accordingly, on February 10, 2008, the Compensation Committee unanimously adopted an amendment to the 2000 Plan, subject to approval by the shareholders, to increase the total number of shares of Common Stock on which options may be granted under the 2000 Plan by 3,500,000, to 12,850,000. The Board of Directors recommends approval of this amendment to the 2000 Plan to permit the issuance of this increased number of shares of Common Stock thereunder. The Board of Directors believes that this proposed increase is in the best interests of the Company and the shareholders. In the event this proposal is not approved by our shareholders, and as a consequence we are unable to continue to grant options at competitive levels, the Board of Directors believes that it will negatively affect our ability to meet our need for highly qualified personnel and our ability to manage future growth.

If this proposal is adopted, the third sentence of Section 4(a) of the 2000 Plan would be amended to read, in its entirety, as follows:

"The total number of shares of Stock that may be delivered pursuant to Options granted under the Plan is 12,850,000, plus any shares of Stock subject to a stock option granted under the Predecessor Plan which for any reason expires or is terminated or canceled without having been fully exercised by delivery of shares of Stock; provided, however, that the number of shares of Stock that may be delivered pursuant to Incentive Stock Options under the Plan is 12,850,000, without application of paragraph 4(d) of this Section 4."

Other key features of the 2000 Plan and significant historical option grant information are as follows:

- The 2000 Plan and the 1995 Plan were both approved by the Company's shareholders;
- The 2000 Plan is administered solely by the Compensation Committee, which is composed entirely of independent directors;
- It is the Company's policy only to grant options under the 2000 Plan that have an exercise price equal to or greater than the fair market value (as defined in the 2000 Plan, as amended) of our Common Stock at the date of grant;
- It is the Company's policy to grant options with a five-year vesting schedule for first-time grants;
- The 2000 Plan authorizes only the grant of options; and
- The 2000 Plan does not include any automatic share reserve increase provision (i.e. any "evergreen" provision).

In connection with our internal review of our historical stock option granting practices, on November 13, 2006, the Board of Directors adopted a revised Incentive Stock Option Grant Policy that provided that:

- non-administrative grant responsibilities other than with respect to new-hire options are to be set by the Compensation Committee;
- all new-hire options be issued the later of an employee's first day of employment, or where applicable, the date the Compensation Committee approved the terms of the new-hire grant and have an exercise price of not less than 100% of the fair market value of the Company's stock on that date. The Board will conduct a review of all new-hire grants to ensure compliance with the Company's policies and procedures;
- the grant date for all options awarded to employees other than new-hire options is the date on which the Compensation Committee meets and approves the grants;

- the exercise price of options other than new hire-options should be set at the closing price of the Common Stock of the Company on the date on which the Compensation Committee approves the grants;

- the Company should, with respect to annual retention grants to employees, maintain the practice of awarding retention grants to senior management on the same date and with the same exercise price as retention grants awarded to non-senior management employees;

- no additions or modifications to option grants should be permitted after the Compensation Committee has approved the option grants; and

- all grants are to be communicated to employees as soon as reasonably practicable after the grant date.

Effective October 1, 2005, the first day of fiscal 2006, EMCORE adopted SFAS No. 123(R), Share-Based Payment (Revised 2004), on a modified prospective basis. As a result, EMCORE will now include stock-based compensation costs in its results of operations for the fiscal quarter ended December 31, 2005 and subsequent reporting periods.

This proposal summarizes the essential features of the 2000 Plan, as it would be amended pursuant to this proposal. You should read the amended plan for a full statement of its terms and conditions. A copy of the 2000 Plan may be obtained upon written request to our Investor Relations Department at 10420 Research Road, SE, Albuquerque, New Mexico 87123.

DESCRIPTION OF MATERIAL FEATURES OF THE 2000 PLAN

The purpose of the 2000 Plan is to enable us to grant stock options to eligible officers, employees, non-employee directors and consultants at levels we believe will motivate superior performance and help us attract and retain outstanding personnel. We believe that providing our key personnel with stock option incentives will enhance our long-term performance.

The 2000 Plan became effective at the 2000 Annual Meeting. As previously amended, the 2000 Plan currently provides for the grant of options to purchase a total of up to 9,350,000 shares of Common Stock (subject to adjustment for certain changes in our capital, as described below under "Changes in Capital").

Administration. The Compensation Committee has the exclusive discretionary authority to operate, manage and administer the 2000 Plan in accordance with its terms. The Compensation Committee's decisions and actions concerning the 2000 Plan are final and conclusive. Within the limitations of the 2000 Plan and applicable laws and rules, the Compensation Committee may allocate or delegate its administrative responsibilities and powers under the 2000 Plan, and our Board of Directors is permitted to exercise all of the Compensation Committee's powers under the 2000 Plan.

In addition to its other powers under the 2000 Plan described in this summary, the Compensation Committee has the following authorities and powers under the 2000 Plan in accordance with its terms:

- to determine which eligible employees, officers, directors and/or consultants will receive options under the 2000 Plan and the number of shares of Common Stock covered by each such option;

- to establish, amend, waive and rescind rules, regulations and guidelines for carrying out the 2000 Plan;
- to establish, administer and waive terms, conditions, performance criteria, restrictions, or forfeiture provisions, or additional terms, under the 2000 Plan, or applicable to options granted under the 2000 Plan;
- to accelerate the vesting or exercisability of options granted under the 2000 Plan;
- to offer to buy out outstanding options granted under the 2000 Plan;
- to determine the form and content of the option agreements which represent options granted under the 2000 Plan;
- to interpret the 2000 Plan and option agreements;
- to correct any errors, supply any omissions and reconcile any inconsistencies in the 2000 Plan and/or any option agreements; and
- to take any actions necessary or advisable to operate and administer the 2000 Plan.

Currently, the Compensation Committee consists of Messrs. Gillen, Scott, and Bogomolny, each of whom is a director, but not an employee, of EMCORE.

Shares Subject to the 2000 Plan; Limitations on Grants of Options. If this proposal is approved by the shareholders, a total of 12,850,000 shares of Common Stock would be available for delivery upon exercise of options granted under the 2000 Plan, subject to adjustment for certain changes in our capital (described below under "Changes in Capital"). The shares of Common Stock that may be delivered under the 2000 Plan consist of either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares that we have reacquired and hold as treasury shares. In addition, shares of Common Stock covered by options that terminate or are canceled before being exercised under the 2000 Plan or the 1995 Plan would be available for future options grants under the 2000 Plan. If any person exercises an option under the 2000 Plan or the 1995 Plan by paying the exercise price with shares of Common Stock which such person already owns, only the number of shares in excess of the shares so paid by such person will count against the total number of shares that may be delivered under the 2000 Plan. "Incentive Stock Options" (as described below under "Terms of Options—Types of Options") covering no more than a total of 12,850,000 shares of Common Stock may be granted under the 2000 Plan.

No more than 600,000 shares of Common Stock (subject to adjustment for certain changes in our capital (described below under "Changes in Capital")) may be subject to options granted under the 2000 Plan to a single recipient during a 12-month period.

Participation. The Compensation Committee may grant options under the 2000 Plan to our officers, employees, directors (including non-employee directors) and consultants, as well as those of our affiliates. Our affiliates, for purposes of the 2000 Plan, are generally entities in which we have, directly or indirectly, greater than 50 percent ownership interest, or which have a more than 50 percent direct or indirect ownership interest in us, or any other entity in which we have a material equity interest that the Compensation Committee designates as an affiliate for purposes of the 2000 Plan. Only employees of EMCORE and its subsidiaries (as defined in the 2000 Plan) are eligible to receive "incentive stock options" under the 2000 Plan, however.

All of our employees (currently approximately 750 in number), including all of our executive officers (5 in number, of whom 2 are also directors), are eligible to receive options under the 2000 Plan. The individuals to whom additional options will be granted under the 2000 Plan, and the amounts of such individual grants, have not been determined, but it is anticipated that, among others, all of our Named Executive Officers, will receive such additional options under the 2000 Plan. Options are granted on a discretionary basis as approved by the Compensation Committee.

TERMS OF OPTIONS.

Types of Options. Additional options to be granted under the 2000 Plan will be either "incentive stock options," which are intended to receive special tax treatment under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), or options other than incentive stock options (referred to as "non-qualified options"), as determined by the Compensation Committee and stated in the applicable option agreement.

Option Price. The Compensation Committee determines the option exercise price of each option granted under the 2000 Plan at the time of grant. However, the per-share exercise price of an "incentive stock option" granted under the 2000 Plan must be at least equal to 100 percent of the fair market value of Common Stock (as defined in the 2000 Plan, as amended) on the date such incentive stock option is granted. On February 7, 2008, the fair market value of a share of Common Stock was $13.70.

Payment. The option exercise price of any options granted under the 2000 Plan may be paid in any legal manner prescribed by the Compensation Committee. The method of payment includes a "cashless exercise" program if the Compensation Committee elects to establish such a program, or use of shares of Common Stock already owned for at least six months by the person exercising an option, subject in any case to whatever conditions or limitations the Compensation Committee may prescribe. Any cash proceeds that we receive upon the exercise of options granted under the 2000 Plan constitute general funds of EMCORE.

Exercise of Options. The Compensation Committee determines, as set forth in the applicable option agreements, the times or conditions upon which options granted under the 2000 Plan may be exercised, and any events that will cause such options to terminate. Each option granted under the 2000 Plan will expire on or before ten years following the date such option was granted. In general, options granted under the 2000 Plan also terminate when the recipient's service as a director, employee or consultant of EMCORE or its affiliates terminates; however, the Compensation Committee may permit an option that has not otherwise expired to be exercised after such a termination of service as to all or part of the shares covered by such option. A recipient may elect to defer until a later date delivery of shares otherwise deliverable upon exercise of such recipient's option, if permitted by the Compensation Committee.

Transferability of Options. Options granted under the 2000 Plan are, in general, only exercisable during the lifetime of the recipient by him or her. A deceased recipient's options are, however, transferable by will or the laws of descent and distribution or to a designated beneficiary of such recipient. The Compensation Committee may permit the recipient of a non-qualified option under the 2000 Plan to transfer such option during his or her lifetime, subject to such terms and conditions as the Compensation Committee may prescribe.

Changes in Capital. In order to preserve the benefits or potential benefits intended to be made available under the 2000 Plan or outstanding options, or as otherwise necessary, the Compensation Committee may, in its discretion, make appropriate adjustments in (a) the number, class and kind of shares available under the 2000 Plan, (b) the limit on the number of shares of Common Stock that can be subject to options granted to a single recipient during a 12-month period, and (c) the number, class, kind and price of shares under each outstanding option, in the event of changes in our outstanding Common Stock resulting from certain changes in our corporate structure or capitalization, such as the payment of a stock dividend, a stock split, a recapitalization, reorganization, merger or consolidation (whether or not EMCORE is the surviving corporation), a spin-off, liquidation or other substantial distribution of assets or the issuance of our stock for less than full consideration, or rights or convertible securities with respect to our stock.

In the event of a "change in control" of EMCORE (as defined in the 2000 Plan), all options then outstanding under the 2000 Plan will be accelerated and become immediately exercisable in full. The 2000 Plan gives the Compensation Committee discretion, in the event of such a change in control transaction, to substitute for shares of Common Stock subject to options outstanding under the 2000 Plan shares or other securities of the surviving or successor corporation, or another corporate party to the transaction, with approximately the same value, or to cash out outstanding options based upon the highest value of the consideration received for Common Stock in such transaction, or, if higher, the highest fair market value of Common Stock during the 30 business days immediately prior to the closing or expiration date of such transaction, reduced by the option exercise price of the options cashed out. The Compensation Committee may also provide that any options subject to any such acceleration, adjustment or conversion cannot be exercised after such a change in control transaction. If such a change in control transaction disqualifies an employee's incentive stock options from favorable "incentive stock option" tax treatment under the Internal Revenue Code or results in the imposition of certain additional taxes on such an employee, we may, in the Compensation Committee's discretion, make a cash payment that would leave such an employee in the same after-tax position that he or she would have been in had such disqualification not occurred, or to otherwise equalize such employee for such taxes.

Tax Withholding Obligations. Recipients who exercise their options under the 2000 Plan are required to pay, or make other satisfactory arrangements to pay, tax withholding obligations arising under applicable law with respect to such options. Such taxes must be paid in cash by a recipient, or, if the Compensation Committee permits, a recipient may elect to satisfy all or a part of such tax obligations by requesting that we withhold shares otherwise deliverable upon the exercise of his or her option and/or by tendering shares of Common Stock already owned by such recipient for at least six months. We may also, in accordance with applicable law, deduct any such taxes from amounts that are otherwise due to such a recipient.

Amendment and Termination of the 2000 Plan. Our Board of Directors may amend, alter, suspend or terminate the 2000 Plan. However, the Board of Directors will be required to obtain approval of the shareholders, if such approval is required by any applicable law (including requirements relating to incentive stock options) or rule, of any amendment of the 2000 Plan that would:

- except in the event of certain changes in our capital (as described above under "Changes in Capital"), increase the number of shares of Common Stock that may be delivered under the

2000 Plan, or that may be subject to options granted to a single recipient in a 12-month period;

- decrease the minimum option exercise price required by the 2000 Plan;
- change the class of persons eligible to receive options under the 2000 Plan; or
- extend the duration of the 2000 Plan or the exercise period of any options granted under the 2000 Plan.

Accordingly, a vote of the shareholders is required for the amendment to the 2000 Plan contemplated by this proposal.

The Compensation Committee may amend outstanding options. However, no such amendment or termination of the 2000 Plan or amendment of outstanding options may materially impair the previously accrued rights of any recipient of an option under the 2000 Plan without his or her written consent.

The 2000 Plan will terminate on February 16, 2010, unless the 2000 Plan is terminated earlier by our Board of Directors or due to delivery of all shares of Common Stock available under the 2000 Plan; however, any options outstanding when the 2000 Plan terminates will remain outstanding until such option terminates or expires.

Certain Federal Income Tax Consequences. The following is a brief summary of certain significant United States Federal income tax consequences, under the Internal Revenue Code, as in effect on the date of this summary, applicable to EMCORE and recipients of options under the 2000 Plan (who are referred to in this summary as "optionees") in connection with the grant and exercise of options under the 2000 Plan. This summary is not intended to be exhaustive, and, among other things, does not describe state, local or foreign tax consequences, or the effect of gift, estate or inheritance taxes. References to "EMCORE" and "us" in this summary of tax consequences mean EMCORE Corporation or any affiliate of EMCORE Corporation that employs an optionee, as the case may be.

The grant of stock options under the 2000 Plan will not result in taxable income to optionees or an income tax deduction for us. However, the transfer of Common Stock to optionees upon exercise of their options may or may not give rise to taxable income to the optionees and tax deductions for us, depending upon whether the options are "incentive stock options" or non-qualified options.

The exercise of a non-qualified option generally results in immediate recognition of ordinary income by the optionee and a corresponding tax deduction for us in the amount by which the fair market value of the shares of Common Stock purchased, on the date of such exercise, exceeds the aggregate option price. Any appreciation or depreciation in the fair market value of such shares after the date of such exercise will generally result in a capital gain or loss to the optionee at the time he or she disposes of such shares.

In general, the exercise of an incentive stock option is exempt from income tax (although not from the alternative minimum tax) and does not result in a tax deduction for us at any time unless the optionee disposes of the Common Stock purchased thereby within two years of the date such incentive stock option was granted or one year of the date of such exercise (known as a "disqualifying disposition"). If these holding period requirements under the Internal

Revenue Code are satisfied, and if the optionee has been an employee of us at all times from the date of grant of the incentive stock option to the day three months before such exercise (or twelve months in the case of termination of employment due to disability), then such optionee will recognize any gain or loss upon disposition of such shares as capital gain or loss. However, if the optionee makes a disqualifying disposition of any such shares, he or she will generally be obligated to report as ordinary income for the year in which such disposition occurs the excess, with certain adjustments, of the fair market value of the shares disposed of, on the date the incentive stock option was exercised, over the option price paid for such shares. We would be entitled to a tax deduction in the same amount so reported by such optionee. Any additional gain realized by such optionee on such a disqualifying disposition of such shares would be capital gain. If the total amount realized in a disqualifying disposition is less than the exercise price of the incentive stock option, the difference would be a capital loss for the optionee.

Under Section 162(m) of the Internal Revenue Code, we may be limited as to Federal income tax deductions to the extent that total annual compensation in excess of $1 million is paid to our Chief Executive Officer or any one of our other four highest paid executive officers who are employed by us on the last day of our taxable year. However, certain "performance-based compensation" the material terms of which are disclosed to and approved by our shareholders is not subject to this deduction limitation. We have structured the 2000 Plan with the intention that compensation resulting from options granted under the 2000 Plan will be qualified performance-based compensation and, assuming shareholder approval of the 2000 Plan, deductible without regard to the limitations otherwise imposed by Section 162(m) of the Internal Revenue Code.

Under certain circumstances, accelerated vesting or exercise of options under the 2000 Plan in connection with a "change in control" of EMCORE might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the optionee would be subject to an excise tax equal to 20 percent of the amount of the excess parachute payment, and we would be denied a tax deduction for the excess parachute payment.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE INCREASE IN SHARES AVAILABLE UNDER THE 2000 STOCK OPTION PLAN IN ACCORDANCE WITH PROPOSAL IV.

GENERAL MATTERS

Annual Report on Form 10-K and Financial Statements

The Company's 2007 Annual Report on Form 10-K is being mailed to the Company's shareholders together with this Proxy Statement. Additional exhibits to the Form 10-K not included in this mailing will be furnished upon written request directed to the Company at 10420 Research Road, SE, Albuquerque, New Mexico 87123, Attention: Investor Relations. The Company's 2007 Annual Report on Form 10-K (including exhibits thereto) and this Proxy Statement are also available on the Company's website (www.emcore.com).

Shareholder Proposals

Shareholder proposals intended to be presented at the 2009 Annual Meeting of Shareholders, including nominations for the Company's Board of Directors, must be received by the Company by November 4, 2008. Proposals may be mailed to the Company, to the attention of Keith J. Kosco, Secretary, 10420 Research Road, SE, Albuquerque, New Mexico 87123. Proposals must comply with all applicable SEC rules.

Delivery of Documents to Shareholders Sharing an Address

The Company will deliver only one Annual Report and Proxy Statement to shareholders who share a single address unless we have received contrary instructions from any shareholder at the address. In that case, we will deliver promptly a separate copy of the Annual Report and/or Proxy Statement. For future deliveries, shareholders who share a single address can request a separate copy of the Company's annual report and/or proxy statement. Similarly, if multiple copies of the annual report and proxy statement are being delivered to a single address, shareholders can request a single copy of the annual report and proxy statement for future deliveries. To make a request, please write to Keith J. Kosco, Secretary, EMCORE Corporation, 10420 Research Road, SE, Albuquerque, New Mexico 87123.

Other Matters

The Board of Directors knows of no other business which will be presented at the meeting. If, however, other matters are properly presented, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with their judgment on such matters.

By Order of the Board of Directors,

KEITH J. KOSCO
SECRETARY

APPENDIX A

PROPOSED AMENDMENT TO THE RESTATED CERTFICATE OF INCORPORATION OF EMCORE CORPORATION

FOURTH: The total number of shares of Capital Stock of the Corporation shall be 205,882,352 shares of which:

A. Of the Capital Stock, 200,000,000 shares shall consist of Common Stock which shall be entitled to one vote per share of all matters which holders of the Common Stock shall be entitled to vote on.

B. Of the Capital Stock, 5,882,352 shares shall consist of Preferred Stock which may be divided into such classes and such series as shall be established from time to time by resolutions of the Board of Directors and filed as an amendment to this Certificate of Incorporation, without any requirement of vote or class vote of shareholders. The Board of Directors shall have the right and power to establish and designate in any such Class or Series Resolution such priorities, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions as it shall determine.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ___ to ___

Commission File Number 0-22175


EMCORE

EMCORE Corporation

(Exact name of registrant as specified in its charter)

New Jersey	**22-2746503**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10420 Research Road, SE, Albuquerque, New Mexico	**87123**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(505) 332-5000**

Securities registered pursuant to Section 12(b) of the Act:
Title of each class: **Common Stock, No Par Value**
Name of each exchange on which registered: **NASDAQ**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer ☒ **Accelerated filer** ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☒No

The aggregate market value of common stock held by non-affiliates of the registrant as of March 30, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $203.8 million, based on the closing sale price of $5.00 per share of common stock as reported on the NASDAQ Global Market.

The number of shares outstanding of the registrant's no par value common stock as of December 26, 2007 was 52,253,883.

DOCUMENTS INCORPORATED BY REFERENCE

In accordance with General Instruction G(3) of Form 10-K, certain information required by Part III hereof will either be incorporated into this Form 10-K by reference to the Registrant's Definitive Proxy Statement for the Registrant's 2008 Annual Meeting of Stockholders filed within 120 days of September 30, 2007 or will be included in an amendment to this Form 10-K filed within 120 days of September 30, 2007.

EMCORE Corporation
FORM 10-K
For The Fiscal Year Ended September 30, 2007
TABLE OF CONTENTS

PART I

ITEM 1. Business

Company Overview

EMCORE Corporation (the "Company", "we" or "EMCORE") is a leading provider of compound semiconductor-based components and subsystems for the broadband, fiber optic, satellite and terrestrial solar power markets. We were established in 1984 as a New Jersey corporation. We have two reporting segments: Fiber Optics and Photovoltaics. EMCORE's Fiber Optics segment offers optical components, subsystems and systems that enable the transmission of video, voice and data over high-capacity fiber optic cables for high-speed data and telecommunications, cable television ("CATV") and fiber-to-the-premises ("FTTP") networks. EMCORE's Photovoltaics segment provides solar products for satellite and terrestrial applications. For satellite applications, EMCORE offers high-efficiency compound semiconductor-based gallium arsenide ("GaAs") solar cells, covered interconnect cells ("CICs") and fully integrated solar panels. For terrestrial applications, EMCORE offers Concentrating Photovoltaic Systems ("CPV") for utility scale solar applications as well as offering its high-efficiency GaAs solar cells and CPV components for use in solar power concentrator systems. For specific information about our company, our products or the markets we serve, please visit our website at http://www.emcore.com.

EMCORE is subject to the information requirements of the Securities Exchange Act of 1934. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The SEC maintains a website (http://www.sec.gov) that contains all of our information that has been filed electronically. Our annual reports are available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on EMCORE's website is not incorporated by reference into and is not made a part of this Annual Report on Form 10-K or a part of any other report or filing with the SEC.

Industry Overview

Compound semiconductor-based products provide the foundation of components, subsystems and systems used in a broad range of technology markets, including broadband, datacom, telecom and satellite communication equipment and networks, advanced computing technologies and satellite and terrestrial solar power generation systems. Compound semiconductor materials are capable of providing electrical or electro-optical functions, such as emitting optical communications signals, detecting optical communications signals, and converting sunlight into electricity.

Our Markets

Collectively, our products serve the telecommunications, cable television, defense and homeland security, and satellite and terrestrial solar power markets. The following illustration shows how our products are deployed throughout the world's communication infrastructure and power generation markets.


FIBER OPTICS
PHOTOVOLTAICS
CATV/FTTx
10GbE & PARALLEL OPTICS
10GbE & PARALLEL OPTICS
SPACE/SATELLITE
TERRESTRIAL
BROADBAND DISTRIBUTION NETWORK
ENTERPRISE NETWORK
METRO NETWORK
PHOTOVOLTAICS

Fiber Optics

Our fiber optics products enable information that is encoded on light signals to be transmitted, routed (switched) and received in communication systems and networks. Our Fiber Optics segment primarily targets the following markets:

- **Cable Television (CATV) Networks** - We are a market leader in providing radio frequency (RF) over fiber products for the CATV industry. Our products are used in hybrid fiber coaxial (HFC) networks that enable cable service operators to offer multiple advanced services to meet the expanding demand for high-speed Internet, on-demand and interactive video and other advanced services, such as high-definition television (HDTV) and voice over IP (VoIP). Our CATV products include forward and return-path analog and digital lasers, photodetectors and subassembly components, broadcast analog and digital fiber-optic transmitters and quadrature amplitude modulation (QAM) transmitters and receivers. Our products provide our customers with increased capacity to offer more cable services; increased data transmission distance, speed and bandwidth; lower noise video receive; and lower power consumption.

- **Fiber-To-The-Premises (FTTP) Networks** - Telecommunications companies are increasingly extending their optical infrastructure to their customers' location in order to deliver higher bandwidth services. We have developed and maintained customer qualified FTTP components and subsystem products to support plans by telephone companies to offer voice, video and data services through the deployment of new fiber-based access networks. Our FTTP products include passive optical network (PON) transceivers, analog fiber optic transmitters for video overlay and high-power erbium-doped fiber amplifiers (EDFA), analog and digital lasers, photodetectors and subassembly components, analog video receivers and multi-dwelling unit (MDU) video receivers. Our products provide our customers with higher performance for analog and digital characteristics; integrated infrastructure to support competitive costs; and additional support for multiple standards.

- **Data Communications Networks** - We provide leading-edge optical components and transceiver modules for data applications that enable switch-to-switch, router-to-router and server-to-server backbone connections at aggregate speeds of 10 gigabits per second (G) and above. Our products support 10G Ethernet, optical Infiniband and parallel optical interconnects for enterprise Ethernet, metro Ethernet and high performance computing (HPC) applications. Our data communications products include components and transceivers for LX4, SR, LR, LRM and CX4 10G Ethernet applications and optical Infiniband, high-speed lasers, photodetectors and subassembly components, parallel optical modules and optical media converters. Our products provide our customers with increased network capacity; increased data transmission distance and speeds; increased bandwidth; lower power consumption; improved cable management over copper interconnects; and lower cost optical interconnections for massively parallel multi-processors.

- **Telecommunications Networks** - Our leading-edge optical components and modules enable high-speed (up to an aggregate 40G) optical interconnections that drive advanced architectures in next-generation carrier class switching and routing networks. Our products are used in equipment in the network core and key metro optical nodes of voice telephony and Internet infrastructures. Our products include a comprehensive parallel optical transceiver family, distributed feedback lasers ("DFB") and avalanche photo detections ("APD") components in various packages for OC-48 and OC-192 applications. Recently, we developed and launched a XFP DWDM (dense wavelength division multiplexing) transceiver and a 300-pin small-form-factor tunable transponder product for the telecommunications market.

- **Satellite Communications (Satcom) Networks** - We are a leading provider of optical components and systems for use in equipment that provides high-performance optical data links for the terrestrial portion of satellite communications networks. Our products include transmitters, receivers, subsystems and systems that transport wideband radio frequency and microwave signals between satellite hub equipment and antenna dishes. Our products provide our customers with increased bandwidth and lower power consumption.

- **Storage Area Networks** - Our high performance optical components are also used in high-end data storage solutions to improve the performance of the storage infrastructure. Products include high-speed 850nm vertical cavity surface emitting lasers (VCSELs), DFBs, photodiode components for 2G, 8G and 10G Fibre Channel. Our products also include 10G (single data rate Infiniband SDR IB) and 20G (double data rate Infiniband DDR IB) transmit and receive optical media converters.

- **Video Transport** - Our video transport product line offers solutions for broadcasting, transportation, IP television (IPTV), mobile video and security & surveillance applications over private and public networks. EMCORE's video, audio, data and RF transmission systems serve both analog and digital requirements, providing cost-effective, flexible solutions geared for network reconstruction and expansion.

- **Defense and Homeland Security** - Leveraging our expertise in RF module design and high-speed parallel optics, we provide a suite of ruggedized products that meet the reliability and durability requirements of the U.S. Government and defense markets. Our specialty defense products include fiber optic gyro components used in precision guided munitions, ruggedized parallel optic transmitters and receivers, high-frequency RF fiber optic link components for towed decoy systems, optical delay lines for radar systems, EDFAs, terahertz spectroscopy systems and other products. Our products provide our customers with high frequency and dynamic range; compact form-factor; and extreme temperature, shock and vibration tolerance.

- **Consumer Products** - We extend our optical technology into the consumer market by integrating our VCSELs into optical computer mice and ultra short data links. We are in production with customers on several products and currently qualifying our products with additional customers. An optical computer mouse with laser illumination is superior to LED-based illumination in that it reveals surface structures that a LED light source cannot uncover. VCSELs enable computer mice to track with greater accuracy, on more surfaces and with greater responsiveness than existing LED-based solutions.

The following charts depict some of our fiber optics products:


Fiber Optic Products:
Digital Networks
LX4 XENPAK & X2
Parallel Optical Modules
CX4 XENPAK & X2
2, 4, 10 Gbps TOSAs
2, 4, 10 Gbps ROSAs
Surface mount 10G Rx


Fiber Optic Products:
CATV, FTTP, Satcom
1310 & 1550 nm CATV Tx
CATV & FTTP Tx Cards
CATV Lasers & Receivers
ONT PON Transceivers
20 GHz Tx and Rx
Satcom Systems


Fiber Optic Products:
Chips and Die
DFB, FP Lasers
VCSEL Singlets, Arrays
PIN, APD Detectors


Specialty Defense & Aerospace Products
Optoelectronics
Ruggedized TxRx
Fiber Optic Gyros
Advanced Photonics

As summarized in the table below, we have positioned ourselves as a vertically integrated fiber optics component and subsystem manufacturer that services a significant portion of the digital and analog communications market:

	Datacom and Telecom						Broadband	
	Serial 1-4G		Serial 10G			Parallel	CATV	FTTP
	850nm	1310-1550nm	850nm	1310-1550nm	Copper	850nm	1310-1550nm	1310,1490,1550nm
MODULES			SR X2 SR SFP+	[illegible]	[illegible]	SNAP12 SmartLink Mini95 QSFP	Ex-Mod/Dir-Mod /Lin-Mod 1550, QAM and 1310 Transmitters Receiver Subsystem Tx Engine Rx Video Card	B-PON TxRx B-PON MDU TxRx G-PON TxRx GPON MDU TxRx
OSAS	TO - Cans LC/SC TOSA LC/SC ROSA	TO - Cans LC/SC TOSA LC/SC ROSA	[illegible]	[illegible]		AOSA	DFB Butterfly Analog PD OSA	DFB Laser TO APD-TIA TO
CHIPS	VCSELs PDs	FP, DFBs PINs, APDs	[illegible]	[illegible]		VCSEL Array PIN Array	Analog DFB Analog PD	DFB Laser APDs

Photovoltaics

We believe our high-efficiency compound semiconductor-based multi-junction solar cell products provide our customers with compelling cost and performance advantages over traditional silicon-based solutions. These include higher solar cell efficiency allowing for greater conversion of light into electricity, an increased ability to benefit from use in solar concentrator systems, ability to withstand high heat and radiation environments and reduced overall footprint. Our Photovoltaics segment primarily targets the following markets:

- **Satellite Solar Power Generation** - We are a leader in providing solar power generation solutions to the global communications satellite industry and U.S. Government space programs. A satellite's operational success and corresponding revenue depend on its available power and its capacity to transmit data. We provide advanced compound semiconductor-based solar cell and solar panel products, which are more resistant to radiation levels in space and generate substantially more power from sunlight than silicon-based solutions. Space power systems using our multi-junction solar cells weigh less per unit of power than traditional silicon-based solar cells. These performance characteristics increase satellite useful life, increase satellites' transmission capacity and reduce launch costs. Our products provide our customers with higher light to power conversion efficiency for reduced size and launch costs; higher radiation tolerance; and longer lifetime in harsh space environments. We design and manufacture multi-junction compound semiconductor-based solar cells for both commercial and military satellite applications. We currently manufacture and sell one of the most efficient and reliable, radiation resistant advanced triple-junction solar cells in the world, with an average "beginning of life" efficiency of 28.5%. In May 2007, EMCORE announced that it has attained solar conversion efficiency of 31% for an entirely new class of advanced multi-junction solar cells optimized for space applications. EMCORE is also the only manufacturer to supply true monolithic bypass diodes for shadow protection, utilizing several EMCORE patented methods. EMCORE also provides covered interconnect cells (CICs) and solar panel lay-down services, giving us the capability to manufacture complete solar panels. We can provide satellite manufacturers with proven integrated satellite power solutions that considerably improve satellite economics. Satellite manufacturers and solar array integrators rely on EMCORE to meet their satellite power needs with our proven flight heritage. The pictures below represent a solar cell and solar panel used for satellite space power applications.



- **Terrestrial Solar Power Generation** - Solar power generation systems use photovoltaic cells to convert sunlight to electricity and have been used in space programs and, to a lesser extent, in terrestrial applications for several decades. The market for terrestrial solar power generation solutions has grown significantly as solar power generation technologies improve in efficiency, as global prices for non-renewable energy sources (i.e., fossil fuels) continue to rise, and as concern has increased regarding the effect of carbon emissions on global warming. Terrestrial solar power generation has emerged as one of the most rapidly expanding renewable energy sources due to certain advantages solar power holds over other energy sources, including reduced environmental impact, elimination of fuel price risk, installation flexibility, scalability, distributed power generation (i.e., electric power is generated at the point of use rather than transmitted from a central station to the user), and reliability. The rapid increase in demand for solar power has created a growing need for highly efficient, reliable and cost-effective concentrating solar power systems.

  EMCORE has adapted its high-efficiency compound semiconductor-based multi-junction solar cell products for terrestrial applications, which are intended for use with CPV systems in utility-scale installations. In August 2007, EMCORE announced that it has obtained 39% peak conversion efficiency under 1000x illumination on its terrestrial concentrating solar cell products currently in volume production. This compares favorably to typical efficiency of 15-21% on silicon-based solar cells and approximately 35% for competing multi-junction cells. We believe that solar concentrator systems assembled using our compound semiconductor-based solar cells will be competitive with silicon-based solar power generation systems because they are more efficient and, when combined with the advantages of concentration, we believe will result in a lower cost of power generated. Our multi-junction solar cell technology is not subject to silicon shortages, which have led to increasing prices in the raw materials required for silicon-based solar cells. While the terrestrial power generation market is still developing, we are currently shipping production orders to several solar concentrator companies, and providing samples to several others, including major system manufacturers in the United States, Europe and Asia. EMCORE currently serves the terrestrial solar market with two levels of concentrated photovoltaic (CPV) products: components (including solar cells and solar cell receivers) and CPV power systems, as shown in the pictures below:

Terrestrial solar cell (mm)


40 50

Terrestrial solar cell receiver



CPV power system



EMCORE's Strategy

With several strategic acquisitions and divestures in the past few years, EMCORE has developed a strong business focus and comprehensive product portfolio in two main sectors: Fiber Optics and Photovoltaics. Our principal objective is to maximize shareholder value by leveraging our expertise in advanced compound semiconductor technologies to be a leading provider of high-performance, cost-effective product solutions in each of the markets that we serve. Key elements of our strategy include:

Enhance Our Technology and Expand Our Product Leadership While Lowering Production Costs.
Through substantial investment in research and development and product engineering, we seek to expand our leadership position in compound semiconductor-based fiber optics and photovoltaics solutions. We work with our customers to enhance the performance of our processes, materials science and design expertise to develop new low-cost components, modules, subsystems and systems. In each product line, EMCORE offers its customers advanced cost-competitive solutions, which allows them to be the leaders of technology and product solutions.

Continue to Target Large Growth Market Opportunities.
We target market opportunities that we believe have large potential growth and where the favorable performance characteristics of our products and high volume production efficiencies may give us a competitive advantage over our competitors. We believe that as production costs continue to be reduced, existing and new customers will be compelled to increase their use of our products because of attractive performance characteristics and superior value.

Penetrate the Terrestrial Solar Power Market.
We are adapting our high-efficiency solar cell technology, developed for satellite space power, for terrestrial applications. We believe that solar concentrator systems assembled using our compound semiconductor-based solar cells will be competitive with silicon-based solar power generation systems because our products are more efficient than silicon and, when combined with the advantages of concentration, they will result in a lower cost of power generated.

Expand Our Customer Relationships and the Breadth of Our Customer Base.
EMCORE is devoted to working directly with its customers from initial product design, product qualification and manufacturing to product delivery. EMCORE's customer base includes many of the largest telecommunication and data communication equipment manufacturers, computer manufacturing companies, and aerospace companies in the world. We intend to further strengthen our existing customer relationships and expand our customer base in each of our reporting segments. We work closely with many of our customers to anticipate their current and future needs through a collaborative process to develop next-generation technologies to help them achieve their product development objectives and seek to develop long-term relationships with leading companies in each of the markets that we serve.

Pursue Strategic Acquisitions, Investments, and Partnerships.
We are committed to the ongoing evaluation of strategic opportunities that can expand our addressable markets and strengthen our competitive position. Where appropriate, we will acquire additional products, technologies, or businesses that are complementary to, or broaden the markets in which we operate. We plan to pursue strategic acquisitions, investments, and partnerships to increase revenue and allow for higher overhead absorption that will improve our gross margins.

Recent acquisitions include:

- On December 17, 2007, EMCORE entered into an Asset Purchase Agreement with Intel Corporation ("Seller"). Under the terms of the Agreement, EMCORE will purchase certain of the assets of Seller and its subsidiaries relating to the telecom portion of Seller's Optical Platform Division for a purchase price of $85 million, as adjusted based on an inventory true-up, plus specifically assumed liabilities. The purchase price will be paid $75 million in cash and $10 million in cash or common stock of EMCORE, at our option. The Agreement contains termination rights for both EMCORE and Seller including a provision allowing either party to terminate the Agreement if the transaction has not been consummated by June 18, 2008.

- In April 2007, EMCORE acquired privately-held Opticomm Corporation, of San Diego, California.

- In January 2006, EMCORE acquired privately-held K2 Optronics, Inc., of Sunnyvale, California.

- In December 2005, EMCORE acquired privately-held Force, Inc., of Christiansburg, Virginia.

- In November 2005, EMCORE acquired privately-held Phasebridge, Inc., of Pasadena, California.

  All of these acquired businesses have been integrated into EMCORE's Fiber Optics operating segment.

Recent investments and strategic partnerships include:

- In November 2006, EMCORE invested $13.5 million in WorldWater & Solar Technologies Corporation (WorldWater, OTC BB:WWAT.OB) a leader in solar electric engineering, water management solutions and solar energy installations and products. This investment represents EMCORE's first tranche of its intended $18.0 million investment, in return for convertible preferred stock and warrants of WorldWater. At September 30, 2007, EMCORE held an approximately 21% equity ownership in WorldWater.

- Also in November 2006, EMCORE and WorldWater announced the formation of a strategic alliance and supply agreement under which EMCORE will be the exclusive supplier of high-efficiency multi-junction solar cells, assemblies and concentrator subsystems to WorldWater with expected revenue up to $100.0 million by November 2009.

Please refer to Risk Factors under Item 1A, Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and Financial Statements and Supplemental Data under Item 8 for further discussion of these transactions.

Restructuring Programs and Divestitures

EMCORE is committed to achieving profitability by increasing revenue through the introduction of new products, reducing our cost structure and lowering the breakeven points of our product lines. We have significantly streamlined our manufacturing operations by focusing on core competencies to identify cost efficiencies. Where appropriate, we transferred the manufacturing of certain product lines to low-cost contract manufacturers when we can lower costs and maintain quality and reliability.

EMCORE's restructuring programs are designed to further reduce the number of manufacturing facilities, in addition to the divesture or exit from selected businesses and product lines that were not strategic and/or were not capable of achieving desired revenue or profitability goals.

Recent divestitures and facility consolidations include:

- In August 2007, we announced the consolidation of our North American fiber optics engineering and design centers into our main operating sites. EMCORE's engineering facilities in Virginia, Illinois, and Northern California have been consolidated into larger manufacturing sites in Albuquerque, New Mexico and Alhambra, California. The consolidation of these engineering sites should allow EMCORE to leverage resources within engineering, new product introduction, and customer service.

- In October 2006, we announced the relocation of our corporate headquarters from Somerset, New Jersey to Albuquerque, New Mexico.

- In October 2006, we consolidated our solar panel operations into our state-of-the-art manufacturing facility located in Albuquerque, New Mexico. The establishment of a modern solar panel manufacturing facility, adjacent to our solar cell fabrication operations, facilitates consistency as well as reduces manufacturing costs.

- In August 2006, EMCORE sold its 49% membership interest in GELcore, LLC to General Electric Corporation, which owned the remaining 51% membership interest prior to the transaction, for $100.0 million in cash.

- In August 2006, EMCORE completed the sale of the assets of its Electronic Materials & Device division, including inventory, fixed assets, and intellectual property to IQE plc, a public limited company organized under the laws of the United Kingdom, for $16.0 million.

Our results of operations and financial condition have and will continue to be significantly affected by severance, restructuring charges, impairment of long-lived assets and idle facility expenses incurred during facility closing activities. Please refer to Risk Factors under Item 1A, Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and Financial Statements and Supplemental Data under Item 8 for further discussion of these items.

Government Research Contract Funding

We derive a portion of our revenue from funding of research contracts or subcontracts by various agencies of the U.S. Government. These contracts typically cover work performed over extended periods of time, from several months up to several years. These contracts may be modified or terminated at the convenience of the U.S. Government and may be subject to government budgetary fluctuations. In fiscal 2007, 2006, and 2005, government research contract funding represented 13%, 8% and 8% of our total consolidated revenue, respectively.

EMCORE had been engaged in a multi-year cost reimbursable solar cell development and production contract for a major U.S. aerospace corporation. It was previously reported that the contract would exceed $40.0 million in development and production revenue over the next several years. Although we recognized significant revenue for this program during fiscal 2007, our customer notified us in August 2007 that their program had been terminated for convenience by the U.S. Government. We adjusted our order backlog accordingly and this will have no effect on our fiscal 2008 revenue guidance. In fiscal 2008, we expect to recognize additional revenue from this program related to contract termination costs. We also expect revenue in fiscal 2008 from a new U.S. Government contract that has similar technical contract requirements.

Please refer to Risk Factors under Item 1A, Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and Financial Statements and Supplemental Data under Item 8 for further discussion of U.S. Government contracts.

Sales and Marketing

We sell our products worldwide through our dedicated sales force, external sales representatives and distributors and application engineers. Our sales force communicates with our customers' engineering, manufacturing and purchasing personnel to determine product design, qualifications, performance and cost. Our strategy is to use our dedicated sales force to sell to key accounts and to expand our use of external sales representatives for increased coverage in international markets and some domestic segments.

Throughout our sales cycle, we work closely with our customers to qualify our products into their product lines. As a result, we develop strategic and long-lasting customer relationships with products and services that are tailored to our customers' requirements.

We focus our marketing communication efforts on increasing brand awareness, communicating our technologies' advantages and generating leads for our sales force. We use a variety of marketing methods, including our website, participation at trade shows and selective advertising to achieve these goals.

Externally, our marketing group works with customers to define requirements, characterize market trends, define new product development activities, identify cost reduction initiatives and manage new product introductions. Internally, our marketing group communicates and manages customer requirements with the goal of ensuring that our product development activities are aligned with our customers' needs. These product development activities allow our marketing group to manage new product introductions and new product and market trends.

Please refer to Risk Factors under Item 1A, Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and Financial Statements and Supplemental Data under Item 8 for further discussion of sales and marketing, including information regarding our customers and geographic areas in which we do business.

Manufacturing

As of September 30, 2007, we had thirteen dedicated MOCVD (metal organic chemical vapor deposition) systems for both research and production, which are capable of processing virtually all compound semiconductor-based materials and devices. Our operations include wafer fabrication, device design and production, fiber optic module, subsystem and system design and manufacture, and solar panel engineering and assembly. Many of our manufacturing operations are computer monitored or controlled to enhance production output and statistical control. We employ a strategy of minimizing ongoing capital investments, while maximizing the variable nature of our cost structure. We maintain supply agreements with many key suppliers throughout our supply chain management function. Where we can gain cost advantages while maintaining quality and intellectual property control, we outsource the production of certain subsystems, components and subassemblies to contract manufacturers located overseas. Our contract manufacturers must maintain comprehensive quality and delivery systems, and we continuously monitor them for compliance.

Our various manufacturing processes involve extensive quality assurance systems and performance testing. Our facilities have acquired and maintain certification status for their quality management systems. Our manufacturing facilities located in Albuquerque, New Mexico and Alhambra, California are registered to ISO 9001 standards.

In May 2007, EMCORE announced the opening of a new manufacturing facility in Langfang, China. Our new company, Langfang EMCORE Optoelectronics Co. Ltd., is located approximately 30 miles southeast of Beijing and currently occupies a space of 22,000 square feet with a Class-10,000 clean room for optoelectronic device packaging. Another 60,000 square feet is available for future expansion. We have begun the transfer of our most cost sensitive optoelectronic devices to this facility. This facility, along with a strategic alignment with our existing contract manufacturing partners, should enable us to improve our cost structure and gross margins. We also expect to develop and provide improved service to our global customers by having a local presence in Asia.

Please refer to Risk Factors under Item 1A and Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 for further discussion of manufacturing activities.

Sources of Raw Materials

We depend on a limited number of suppliers for certain raw materials, components and equipment used in our products. We continually review our vendor relationships to mitigate risks and lower costs, especially where we depend on one or two vendors for critical components or raw materials. While maintaining inventories that we believe are sufficient to meet our near-term needs, we generally do not carry significant inventories of raw materials. Accordingly, we maintain ongoing communications with our vendors in order to prevent any interruptions in supply, and have implemented a supply-chain management program to maintain quality and lower purchase prices through standardized purchasing efficiencies and design requirements. To date, we generally have been able to obtain sufficient quantities of quality supplies in a timely manner.

Please refer to Risk Factors under Item 1A for further discussion of our reliance upon sole or limited sources of raw materials.

Research and Development

Our research and development (R&D) efforts have been focused on maintaining our technological leadership position by working to improve the quality and attributes of our product lines. We also invest significant resources to develop new products and production technology to expand into new market opportunities by leveraging our existing technology base and infrastructure. Our industry is characterized by rapid changes in process technologies with increasing levels of functional integration. Our efforts are focused on designing new proprietary processes and products, on improving the performance of our existing materials, components and subsystems, and on reducing costs in the product manufacturing process.

As of September 30, 2007, we had 3 MOCVD systems dedicated to R&D efforts. The R&D staff utilizes x-ray, optical and electrical characterization equipment, as well as device and module fabrication and testing equipment, which generates data rapidly, allowing for shortened development cycles and rapid customer response.

During fiscal 2007, 2006 and 2005, we invested $30.0 million, $19.7 million, and $16.5 million, respectively in R&D activities. As a percentage of revenue, R&D represented 18%, 14%, and 14% for fiscal 2007, 2006 and 2005, respectively. As part of the ongoing effort to cut costs, many of our projects are used to develop lower cost versions of our existing products. We also actively compete for R&D funds from U.S. Government agencies and other entities. In view of the high cost of development, we solicit research contracts that provide opportunities to enhance our core technology base and promote the commercialization of targeted products. Generally, internal R&D funding is used for the development of products that will be released within 12 months and external funding is used for longer-range R&D efforts.

EMCORE's Photovoltaics division announced the following new product developments and launches:

- In August 2007, our production terrestrial concentrator cell achieved a new level of performance, attaining 39% peak conversion efficiency under 1000x concentrated illumination conditions. This advancement is an evolution of EMCORE's proven concentrator triple junction (CTJ) production technology, with which several million CTJ solar cells have been produced and shipped to solar power system manufacturers worldwide. We expect that EMCORE's continuing investment in technology innovation will enable the introduction of concentrator solar cell products with conversion efficiencies over 40%.

- In May 2007, we announced a solar conversion efficiency of 31% for an entirely new class of advanced multi-junction solar cells optimized for space applications. The new solar cell, referred to as the Inverted Metamorphic (IMM) design, is composed of a novel combination of compound semiconductors that enables a superior response to the solar spectrum compared to conventional multi-junction solar cells. Due to its innovative design, the IMM cell is approximately one fifteenth the thickness of the conventional multi-junction solar cell. We expect that the IMM cell, developed in conjunction with the Vehicle Systems Directorate of U.S. Air Force Research Laboratory, will enable a new class of extremely lightweight, high-efficiency, and flexible solar arrays that we believe will power the next generation of spacecrafts and satellites and will form a platform for future generations of terrestrial concentrator products.

In March 2007, EMCORE's Fiber Optics division announced the following new product development and launches:

- 10GBASE-LRM (long reach multimode) SFP+ Optical Transceiver Module. The LRM SFP+ product expands EMCORE's 10G product portfolio into additional market niches and platforms, which is a part of EMCORE's strategy to provide a complete suite of modules for legacy multimode customer applications.

- Full Band Tunable Long Reach Small Form Factor Transponder and 1550nm DWDM Long Reach XFP Optical Transceiver Module for 10G Applications. These products mark the continued expansion of EMCORE's market leading portfolio of parallel VCSEL and LX4 optical modules for the 300m multimode market into the long reach 10G application space.

- Double Data Rate (DDR) 12 Channel 60G Modules. The MTX/RX9552 is a 12 channel 60G DDR product that doubles the speed of the existing single data rate (SDR) SNAP12. The DDR modules are currently sampling to customers at data rates of 5G per channel featuring low power consumption and an improved digital management interface. The Mini, MTX/RX9542, is the second new product offering that provides DDR bandwidth at half the size. Originally designed for broad temperature range military applications, the Mini's small form factor allows commercial end users to dramatically increase card density and bandwidth.

- 1.244G Burst-Mode, ITU G.984 compliant APD/TIA for the rapidly expanding Gigabit Passive Optical Network (GPON) OLT market. EMCORE has created APD/TIA packaged components for the rapidly expanding North American GPON OLT Fiber-To-The-Home (FTTH) market.

- 1310 10G Fabry-Perot LC Transmit Optical Sub Assembly (TOSA) designed to meet the emerging market of 10G SFP+ and XFP 10G-LRM modules. This new product offering expands EMCORE's product base in 10G over multimode fiber applications by providing key components for LRM modules. LRM is an emerging technology that provides 10G transmission speeds over 220m multi-mode optical fiber links as defined by the IEEE 802.3aq 10G-LRM standard.

Please refer to Risk Factors under Item 1A, Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and Financial Statements and Supplemental Data under Item 8 for further discussion of our R&D efforts.

Intellectual Property and Licensing

We protect our proprietary technology by applying for patents where appropriate and in other cases by preserving the technology, related know-how and information as trade secrets. The success and competitive position of our product lines depend significantly on our ability to obtain intellectual property protection for our R&D efforts. We also acquire, through license grants or assignments, rights to patents on inventions originally developed by others. As of September 30, 2007, we held approximately 99 U.S. patents and 8 foreign patents and have over 100 additional patent applications pending. Our U.S. patents will expire on varying dates between 2009 and 2024. These patents and patent applications claim various aspects of current or planned commercial versions of our materials, components, subsystems and systems.

We also have entered into license agreements with the licensing agencies of universities and other organizations, under which we have obtained exclusive or non-exclusive rights to practice inventions claimed in various patents and applications issued or pending in the U.S. and other foreign countries. We do not believe the financial obligations under any of these agreements materially adversely affect our business, financial condition or results of operations.

We rely on trade secrets to protect our intellectual property when we believe that publishing patents would make it easier for others to reverse engineer our proprietary processes. A "trade secret" is information that has value to the extent it is not generally known, not readily ascertainable by others through legitimate means, and protected in a way that maintains its secrecy. Reliance on trade secrets is only an effective business practice insofar as trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. To protect our trade secrets, we take certain measures to ensure their secrecy, such as partitioning the non-essential flow of information between our different groups and executing non-disclosure agreements with our employees, customers and suppliers. We also rely upon other intellectual property rights such as trademarks and copyrights where appropriate.

As is typical in our industry, from time to time, we have sent letters to, and received letters from, third parties regarding the assertion of patent or other intellectual property rights in connection with certain of our products and processes. On September 11, 2006, we filed a lawsuit against Optium Corporation (Optium) for patent infringement. In the suit, EMCORE and JDS Uniphase Corporation (JDSU) allege that Optium is infringing on U.S. patents 6,282,003 and 6,490,071 with its Prisma II 1550nm transmitters. On March 14, 2007, EMCORE and JDSU filed a second patent suit against Optium on JDSU's patent 6,519,374 ("the '374 patent"). On March 15, 2007, Optium filed a declaratory judgment action against EMCORE and JDSU. Optium seeks in this litigation a declaration that certain products of Optium do not infringe the '374 patent and that the patent is invalid. The '374 patent is assigned to JDSU and licensed to EMCORE.

On December 20, 2007, the Company was served with a complaint in another declaratory relief action which Optium had filed in the Federal District Court for the Western District of Pennsylvania. This action seeks to have U.S. patents 6,282,003 and 6,490,071 declared invalid or unenforceable because of certain conduct alleged to have occurred in connection with the grant of these patents. These allegations are substantially the same as those brought by Optium by motion in the Company's own case against Optium, which motion had been denied by the Court. The Company believes the allegations contained in this complaint are without merit and intends to contest them.

In connection with our sale of the capital equipment business in November 2003, we retained a license to all MOCVD system-related technology. We intend to use this license to further optimize the performance of our own reactors and develop improvements to our hardware that will increase yields on existing products and enable the fabrication of advanced wide-band gap materials.

Please refer to Risk Factors under Item 1A, Legal Proceedings under Item 3, Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and Financial Statements and Supplemental Data under Item 8 for further discussion of intellectual property.

Environmental Regulations

We are subject to federal, state, and local laws and regulations concerning the use, storage, handling, generation, treatment, emission, release, discharge, and disposal of certain materials used in our R&D and production operations, as well as laws and regulations concerning environmental remediation, homeland security, and employee health and safety. The production of wafers and devices involves the use of certain hazardous raw materials, including, but not limited to, ammonia, phosphine, and arsine. If our control systems are unsuccessful in preventing release of these or other hazardous materials or we fail to comply with such environmental provisions, our actions, whether intentional or inadvertent, could result in fines and other liabilities to the U.S. Government or third parties, and injunctions requiring us to suspend or curtail operations which could have a material adverse effect on our business.

We have in-house professionals to address compliance with applicable environmental, homeland security, and health and safety laws and regulations. We believe that we are currently in compliance with all applicable environmental laws, including the Resource Conservation and Recovery Act.

Please refer to Risk Factors under Item 1A for further discussion of our compliance efforts associated with environmental regulations.

Competition

The markets for our products in each of our reporting segments are extremely competitive and are characterized by rapid technological change, frequent introduction of new products, short product life cycles and significant price erosion. We face actual and potential competition from numerous domestic and international companies. Many of these companies have greater engineering, manufacturing, marketing and financial resources than we have. Partial lists of these competitors within the markets we participate in include:

Fiber Optics

CATV Networks. Our competitors include Hitachi Yagi and Optium at the subsystem level and Applied Optoelectronics, Inc. and Eudyna Device, Inc. at the component product level.

FTTP and Telecommunications Networks. Our competitors include Cyoptics, JDSU, Mitsubishi, MRV Communications, and Sumitomo for telecommunications and FTTP components. For 10G transceivers and parallel optical modules, our principal competitors include Avago, Finisar Corporation, JDSU, Opnext, Inc. and numerous smaller vendors.

Data Communications, Storage Area Networks and Consumer Products. Our competitors include Avago, Finisar, Hitachi Cable and Opnext and numerous smaller vendors.

Satellite Communications Networks. Our primary competitors are Foxcom and MITEQ, Inc.
Video Transport Products. Our primary competitors are Evertz and Telecast.

Defense and Homeland Security. The competitors in RF transport for defense and homeland security products include Aegis Technologies, Gemfire Corporation, Linear Photonics, LLC, JDSU and Optium.

Photovoltaics

Satellite Power Generation. In the market for satellite power photovoltaics products, we primarily compete with Azure Solar GmbH, Sharp and Spectrolab, Inc., a subsidiary of Boeing.

Terrestrial Power Generation. In the market for terrestrial power photovoltaics products, we primarily compete with Azure Solar GmbH and Spectrolab, Inc. in the solar cell market and Amonix, Concentrix, Energy Innovations, Solar Systems Pty, and SolFocus in the solar power systems market.

In addition to the companies listed above, we compete with many research institutions and universities for research contract funding. We also sell our products to current competitors and companies with the capability of becoming competitors. As the markets for our products grow, new competitors are likely to emerge and current competitors may increase their market share. In the European Union ("EU"), political and legal requirements encourage the purchase of EU-produced goods, which may put us at a competitive disadvantage against our European competitors.

There are substantial barriers to entry by new competitors across our product lines. These barriers include the large number of existing patents, the time and costs to be incurred to develop products, the technical difficulty in manufacturing semiconductor-based products, the lengthy sales and qualification cycles and the difficulties in hiring and retaining skilled employees with the required scientific and technical backgrounds. We believe that the primary competitive factors within our current markets are yield, throughput, performance, breadth of product line, product heritage, customer satisfaction and customer commitment to competing technologies. Competitors may develop enhancements to or future generations of competitive products that offer superior price and performance characteristics. We believe that in order to remain competitive, we must invest significant financial resources in developing new product features and enhancements and in maintaining customer satisfaction worldwide.

Order Backlog

As of September 30, 2007, we had an order backlog based on future billings of approximately $149 million as compared to a backlog of approximately $48 million from the prior year. The September 30, 2007 order backlog is comprised of $127 million for our Photovoltaics segment and $22 million for our Fiber Optics segment. Within our Photovoltaics segment, $57 million relates to our satellite solar power business and $70 million relates to our terrestrial solar power business. The significant increase in order backlog is attributable to the receipt of long-term photovoltaics-related sales contracts, of which approximately $45 million is scheduled for shipment after calendar year 2008.

EMCORE had been engaged in a multi-year cost reimbursable solar cell development and production contract for a major U.S. aerospace corporation. It was previously reported that the contract would exceed $40.0 million in development and production revenue over the next several years. Although we recognized significant revenue for this program during fiscal 2007, our customer notified us in August 2007 that their program had been terminated for convenience by the U.S. Government. We adjusted our order backlog accordingly and this will have no effect on our fiscal 2008 revenue guidance. In fiscal 2008, we expect to recognize additional revenue from this program related to contract termination costs. We also expect revenue in fiscal 2008 from a new U.S. Government contract that has similar technical contract requirements.

Customers may ask us to delay shipment of certain orders and our backlog could also be adversely affected if customers unexpectedly cancel purchase orders accepted by us. A majority of our fiber optics products typically ship within the same quarter as when the purchase order is received; therefore, our backlog at any particular date is not necessarily indicative of actual revenue or the level of orders for any succeeding period.

Employees

As of September 30, 2007, we had 738 employees of whom 46 had a Ph.D. degree. Our year-end headcount included 441 employees in manufacturing operations, 118 employees in R&D, 173 employees in sales, general and administration (SG&A), and 6 temporary employees. This represented a net decrease of 12 employees or 2% from September 30, 2006.

None of our employees are covered by a collective bargaining agreement. We have never experienced any labor-related work stoppage and believe our employee relations are good.

Competition is intense in the recruiting of personnel in the semiconductor industry. Our ability to attract and retain qualified personnel is essential to our continued success. We are focused on retaining key contributors, developing our staff and cultivating their level of commitment.

ITEM 1A. Risk Factors

Our disclosure and analysis in this 2007 Annual Report on Form 10-K contain some forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of Exchange Act, that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. These statements are based largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. They relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of our business or our industry to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, projections about our future results, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These forward-looking statements may be identified by the use of terms and phrases such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", "can", "may", "could", "will", and variations of these terms and similar phrases.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Qs and Current Reports on Form 8-K filed with the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from historical and expected results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

We have a history of incurring significant net losses and our future profitability is not assured.

We commenced operations in 1984 and as of September 30, 2007, we had an accumulated deficit of $343.6 million. We incurred a net loss of $58.7 million in fiscal 2007, net income of $54.9 million in fiscal 2006 and a net loss of $13.5 million in fiscal 2005. Fiscal 2006 results include the sale of our GELcore joint venture that resulted in a net gain, before tax, of $88.0 million. Our operating results for future periods are subject to numerous uncertainties and we cannot assure you that we will not continue to experience net losses for the foreseeable future. Although our revenue has grown in recent years, we may be unable to sustain such growth rates in light of potential changes in market or economic conditions. In addition, if we are not able to increase revenue and reduce our costs, we may not be able to achieve profitability.

Our future revenue is inherently unpredictable. As a result, our operating results are likely to fluctuate from period to period, which may cause volatility in our stock price and may cause our stock price to decline.

Our quarterly and annual operating results have fluctuated substantially in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Factors that could cause our quarterly or annual operating results to fluctuate include:

- market acceptance of our products;
- market demand for the products and services provided by our customers;
- disruptions or delays in our manufacturing processes or in our supply of raw materials or product components;
- changes in the timing and size of orders by our customers;
- cancellations and postponements of previously placed orders;
- reductions in prices for our products or increases in the costs of our raw materials; and
- the introduction of new products and manufacturing processes.

In addition, the limited lead times with which several of our customers order our products restrict our ability to forecast revenue. We may also experience a delay in generating or recognizing revenue for a number of reasons. For example, orders at the beginning of each quarter typically represent a small percentage of expected revenue for that quarter and are generally cancelable at any time. We depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our results of operations.

As a result of the foregoing, we believe that period-to-period comparisons of our results of operations should not be relied upon as indications of future performance. In addition, our results of operations in one or more future quarters may fail to meet the expectations of securities analysts or investors, which would likely result in a decline in the trading price of our common stock.

We enter into long-term firm fixed-price contracts in our Photovoltaics division, which could subject us to losses if we have cost overruns.

Many of our contracts in our Photovoltaics division are contracted on a firm fixed-price basis. While firm fixed-price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. If the initial estimates we used to determine the contract price and the cost to perform the work prove to be incorrect, we could incur losses. In addition, some of our contracts have specific provisions relating to cost, schedule, and performance. If we fail to meet the terms specified in those contracts, then our cost to perform the work could increase or our price could be reduced, which would adversely affect our financial condition. These programs have risk for reach-forward losses if our estimated costs exceed our estimated price.

Fixed-price development work inherently has more uncertainty than production contracts and, therefore, more variability in estimates of the cost to complete the work. Many of these development programs have very complex designs. As technical or quality issues arise, we may experience schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could adversely affect our financial condition. Some fixed-price development contracts include initial production units in their scope of work. Successful performance of these contracts depends on our ability to meet production specifications and delivery rates. If we are unable to perform and deliver to contract requirements, our contract price could be reduced through the incorporation of liquidated damages, termination of the contract for default, or other financially significant exposure. Management uses its best judgment to estimate the cost to perform the work and the price we will eventually be paid on fixed-price development programs. While we believe the cost and price estimates incorporated in the financial statements are appropriate, future events could result in either favorable or unfavorable adjustments to those estimates.

Our ability to achieve operational and material cost reductions and to realize production efficiencies for our operations is critical to our ability to achieve long-term profitability.

We have implemented a number of operational and material cost reductions and productivity improvement initiatives, particularly with regards to our Fiber Optics segment. Cost reduction initiatives often involve facility consolidation and re-design of our products, which requires our customers to accept and qualify the new designs, potentially creating a competitive disadvantage for our products. These initiatives can be time-consuming and disruptive to our operations and costly in the short-term. Successfully implementing these and other cost-reduction initiatives throughout our operations is critical to our future competitiveness and ability to achieve long-term profitability. However, there can be no assurance that these initiatives will be successful.

We are substantially dependent on a small number of customers and the loss of any one of these customers could adversely affect our business, financial condition and results of operations.

In fiscal 2007, 2006 and 2005, our top five customers accounted for 49%, 39%, and 49% of our total annual consolidated revenue. There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. The loss of or a reduction in sales to one or more of our largest customers could have a material adverse affect on our business, financial condition and results of operations.

We may not be successful in obtaining market acceptance and demand for our terrestrial solar power systems.

We have invested and intend to continue to invest significant resources in the adaptation of our high-efficiency compound semiconductor-based GaAs solar cell products for terrestrial applications, and in mid 2006, EMCORE established a wholly-owned subsidiary, EMCORE Solar Power ("ESP") to conduct this business ESP is in the development stage and the terrestrial solar power business will require substantial additional funding for the hiring of employees, research and development and investment in capital equipment. Factors such as changes in energy prices or the development of new and efficient alternative energy technologies could limit growth in or reduce the market for terrestrial solar power products. In addition, we may experience difficulties in applying our satellite-based solar products to terrestrial applications or we may be unable to compete with new and emerging terrestrial solar power products. The sale of concentrated photovoltaic ("CPV") systems involve the design, manufacture and installation of large and complex structures intended for outdoor operation, regarding which the Company has had no previous experience. In addition, it is expected that much of the market for our CPV systems will be outside the U.S. and will involve partnering with non-U.S. entities and evaluation and compliance with non-U.S. laws, regulations, and government electric supply contracts, which are also new areas for the Company. There can be no assurance that our bids on solar power installations will be accepted, that we will win any of these bids or that our solar power concentrator systems will be qualified for these projects. If our terrestrial solar cell products are not cost competitive or accepted by the market, our business, financial condition and results of operations may be materially and adversely affected.

We are a party to several significant U.S. Government contracts, which are subject to unique risks.

In 2007, 13% of our revenue was derived from U.S. Government contracts. In addition to normal business risks, our contracts with the U.S. Government are subject to unique risks, some of which are beyond our control.

The funding of U.S. Government programs is subject to congressional appropriations. Many of the U.S. Government programs in which we participate may extend for several years; however, these programs are normally funded annually. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods are not made. The termination of funding for a U.S. Government program would result in a loss of anticipated future revenue attributable to that program, which could have a material adverse effect on our operations.

The U.S. Government may modify, curtail or terminate our contracts. The U.S. Government may modify, curtail or terminate its contracts and subcontracts without prior notice at its convenience upon payment for work done and commitments made at the time of termination. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

Our contract costs are subject to audits by U.S. Government agencies. U.S. Government representatives may audit the costs we incur on our U.S. Government contracts, including allocated indirect costs. Such audits could result in adjustments to our contract costs. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. We have recorded contract revenue based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenue or profits upon completion and final negotiation of audits. If any audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government.

Our business is subject to potential U.S. Government inquiries and investigations. We are sometimes subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. Any such inquiry or investigation could potentially result in a material adverse effect on our results of operations and financial condition.

Our U.S. Government business is also subject to specific procurement regulations and other requirements. These requirements, although customary in U.S. Government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment, for cause, from U.S. Government contracting or subcontracting for a period of time and could have an adverse effect on our reputation and ability to secure future U.S. Government contracts.

If we do not keep pace with rapid technological change, our products may not be competitive.

We compete in markets that are characterized by rapid technological change, frequent new product introductions, changes in customer requirements, evolving industry standards, continuous improvement in products and the use of our existing products in new applications. We may not be able to develop the underlying core technologies necessary to create new products and enhancements at the same rate as or faster than our competitors, or to license the technology from third parties that is necessary for our products.

Product development delays may result from numerous factors, including:

- changing product specifications and customer requirements;
- unanticipated engineering complexities;
- expense reduction measures we have implemented and others we may implement;
- difficulties in hiring and retaining necessary technical personnel; and
- difficulties in allocating engineering resources and overcoming resource limitations.

We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely, cost effective or repeatable basis. Our future performance will depend on our successful development and introduction of, as well as market acceptance of, new and enhanced products that address market changes as well as current and potential customer requirements and our ability to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Because it is generally not possible to predict the amount of time required and the costs involved in achieving certain research, development and engineering objectives, actual development costs may exceed budgeted amounts and estimated product development schedules may be extended. If we incur budget overruns or delays in our research and development efforts, our business, financial condition and results of operations may be materially adversely affected.

The competitive and rapidly evolving nature of our industry has in the past resulted and is likely in the future to result in reductions in our product prices and periods of reduced demand for our products.

We face substantial competition in each of our reporting segments from a number of companies, many of which have greater financial, marketing, manufacturing and technical resources than us. Larger-sized competitors often spend more on research and development, which could give those competitors an advantage in meeting customer demands and introducing technologically innovative products before we do. We expect that existing and new competitors will improve the design of their existing products and will introduce new products with enhanced performance characteristics.

The introduction of new products and more efficient production of existing products by our competitors has resulted and is likely in the future to result in price reductions and increases in expenses and reduced demand for our products. In addition, some of our competitors may be willing to provide their products at lower prices, accept a lower profit margin or expend more capital in order to obtain or retain business. Competitive pressures have required us to reduce the prices of some of our products. These competitive forces could diminish our market share and gross margins, resulting in a material adverse affect on our business, financial condition and results of operations.

New competitors may also enter our markets, including some of our current and potential customers who may attempt to integrate their operations by producing their own components and subsystems or acquiring one of our competitors, thereby reducing demand for our products. In addition, rapid product development cycles, increasing price competition due to maturation of technologies, the emergence of new competitors in Asia with lower cost structures and industry consolidation resulting in competitors with greater financial, marketing and technical resources could result in lower prices or reduced demand for our products.

Expected and actual introductions of new and enhanced products may cause our customers to defer or cancel orders for existing products and may cause our products to become obsolete. A slowdown in demand for existing products ahead of a new product introduction could result in a write-down in the value of inventory on hand related to existing products. We have in the past experienced a slowdown in demand for existing products and delays in new product development and such delays may occur in the future. To the extent customers defer or cancel orders for existing products due to a slowdown in demand or in anticipation of a new product release or if there is any delay in development or introduction of our new products or enhancements of our products, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in implementing our growth strategy if we are unable to identify and acquire suitable acquisition targets. In addition, our acquisitions may not have the anticipated effect on our financial results.

Finding and consummating acquisitions is an important component of our growth strategy. Our continued ability to grow by acquisition is dependent upon the availability of suitable acquisition candidates and may be dependent on our ability to obtain acquisition financing on acceptable terms. We experience competition in making acquisitions from larger companies with significantly greater resources. There can be no assurance that we will be able to procure the necessary funds to effectuate our acquisition strategy on commercially reasonable terms, or at all.

Future acquisitions by us may involve the following:

- use of significant amounts of cash;
- potentially dilutive issuances of equity securities on potentially unfavorable terms; and
- incurrence of debt on potentially unfavorable terms.

In addition, acquisitions involve numerous risks, including:

- inability to achieve anticipated synergies;
- difficulties in the integration of the operations, technologies, products and personnel of the acquired company;
- diversion of management's attention from other business concerns;
- risks of entering markets in which we have limited or no prior experience;
- potential loss of key employees of the acquired company or of us; and
- risk of assuming unforeseen liabilities or becoming subject to litigation.

If these factors limit our ability to integrate the operations of our acquisitions successfully or on a timely basis, our expectations of future results of operations may not be met. In addition, our growth and operating strategies for businesses we acquire may be different from the strategies that such business currently is pursuing. If our strategies are not the proper strategies for a company we acquire, it could materially adversely affect our business, financial condition and results of operations. Further, there can be no assurance that we will be able to maintain or enhance the profitability of any acquired business or consolidate the operations of any acquired business to achieve cost savings.

In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each company, business or asset we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with, or liability pursuant to, applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could materially adversely affect our business, financial condition and results of operations.

In the past several years we have completed several acquisitions, which have broadened our product lines within our target markets and increased the level of vertical integration within those product lines. However, if customer demand in these markets does not meet current expectations, our revenue could be significantly reduced and we could suffer a material adverse affect on our business, financial condition and results of operations.

Our products are difficult to manufacture. Our production could be disrupted and our results will suffer if our production yields are low as a result of manufacturing difficulties.

We manufacture many of our wafers and devices in our own production facilities. Difficulties in the production process, such as contamination, raw material quality issues, human error or equipment failure, can cause a substantial percentage of wafers and devices to be nonfunctional. Lower-than-expected production yields may delay shipments or result in unexpected levels of warranty claims, either of which can materially adversely affect our results of operations. We have experienced difficulties in achieving planned yields in the past, particularly in pre-production and upon initial commencement of full production volumes, which have adversely affected our gross margins. Because the majority of our manufacturing costs are fixed, achieving planned production yields is critical to our results of operations. Because we manufacture many of our products in a single facility, we have greater risk of interruption in manufacturing resulting from fire, natural disaster, equipment failures, or similar events than we would if we had back-up facilities available for manufacturing these products. We could also incur significant costs to repair and/or replace products that are defective and in some cases costly product redesigns and/or rework may be required to correct a defect. Additionally, any defect could adversely affect our reputation and result in the loss of future orders.

We face lengthy sales and qualifications cycles for our new products and, in many cases, must invest a substantial amount of time and funds before we receive orders.

Most of our products are tested by current and potential customers to determine whether they meet customer or industry specifications. The length of the qualification process, which can span a year or more, varies substantially by product and customer, and thus can cause our results of operations to be unpredictable. During a given qualification period, we invest significant resources and allocate substantial production capacity to manufacture these new products prior to any commitment to purchase by customers. In addition, it is difficult to obtain new customers during the qualification period as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. If we are unable to meet applicable specifications or do not receive sufficient orders to profitably use the allocated production capacity, our business, financial condition and results of operations could be materially adversely affected.

Our historical and future budgets for operating expenses, capital expenditures, operating leases and service contracts are based upon our assumptions as to the future market acceptance of our products. Because of the lengthy lead times required for product development and the changes in technology that typically occur while a product is being developed, it is difficult to accurately estimate customer demand for any given product. If our products do not achieve an adequate level of customer demand, our business, financial condition and results of operations could be materially adversely affected.

If our contract manufacturers fail to deliver quality products at reasonable prices and on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

We are increasing our use of contract manufacturers located outside of the U.S. as a less-expensive alternative to performing our own manufacturing of certain products. Contract manufacturers in Asia currently manufacture a substantial portion of our high-volume parts. If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships and the transition of production to these contract manufacturers, our existing customer relationships may suffer. For example, in the past, we experienced difficulties filling orders in our fiber-to-the-premises business due to capacity limitations at one of our contract manufacturers. In addition, by undertaking these activities, we run the risk that the reputation and competitiveness of our products and services may deteriorate as a result of the reduction of our ability to oversee and control quality and delivery schedules.

The use of contract manufacturers located outside of the U.S. also subjects us to the following additional risks that could significantly impair our ability to source our contract manufacturing requirements internationally, including:

- unexpected changes in regulatory requirements;
- legal uncertainties regarding liability, tariffs and other trade barriers;
- inadequate protection of intellectual property in some countries;
- greater incidence of shipping delays;
- greater difficulty in hiring talent needed to oversee manufacturing operations; and
- potential political and economic instability.

Prior to our customers accepting products manufactured at our contract manufacturers, they must requalify the product and manufacturing processes. The qualification process can be lengthy and expensive, with no guarantee that any particular product qualification process will lead to profitable product sales. The qualification process determines whether the product manufactured at our contract manufacturer achieves our customers' quality, performance and reliability standards. Our expectations as to the time periods required to qualify a product line and ship products in volumes to customers may be erroneous. Delays in qualification can impair the expected timing of the transfer of a product line to our contract manufacturer and may impair the expected amount of sales of the affected products. We may, in fact, experience delays in obtaining qualification of products produced by our contract manufacturers and, therefore, our operating results and customer relationships could be materially adversely affected.

Our supply chain and manufacturing process relies on accurate forecasting to provide us with optimal margins and profitability. Because of market uncertainties, forecasting is becoming much more difficult. In addition, as we come to rely more heavily on contract manufacturers, we may have fewer personnel with expertise to manage these third-party arrangements.

Protecting our trade secrets and obtaining patent protection is critical to our ability to effectively compete.

Our success and competitive position depend on protecting our trade secrets and other intellectual property. Our strategy is to rely on trade secrets and patents to protect our manufacturing and sales processes and products. Reliance on trade secrets is only an effective business practice if trade secrets remain undisclosed and a proprietary product or process is not reverse engineered or independently developed. We take measures to protect our trade secrets, including executing non-disclosure agreements with our employees, customers and suppliers. If parties breach these agreements or the measures we take are not properly implemented, we may not have an adequate remedy. Disclosure of our trade secrets or reverse engineering of our proprietary products, processes, or devices could materially adversely affect our business, financial condition and results of operations.

There is also no assurance that any patents will afford us commercially significant protection of our technologies or that we will have adequate financial resources to enforce our patents. Nor can there be any assurance that the significant number of patent applications that we have filed and are pending, or those we may file in the future, will result in patents being issued. In addition, the laws of certain other countries may not protect our intellectual property to the same extent as U.S. laws.

Our failure to obtain or maintain the right to use certain intellectual property may materially adversely affect our business, financial condition and results of operations.

The compound semiconductor, optoelectronics and fiber optic communications industries are characterized by frequent litigation regarding patent and other intellectual property rights. From time to time we have received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights and licensing offers to commercialize third party patent rights. Although we are not currently involved in any litigation relating to claims of infringement from other parties' intellectual property, there can be no assurance that:

- infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against us or that such claims will not be successful;
- future assertions will not result in an injunction against the sale of infringing products, which could significantly impair our business and results of operations;
- any patent owned or licensed by us will not be invalidated, circumvented or challenged; or
- we will not be required to obtain licenses, the expense of which may adversely affect our results of operations and profitability.

In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Litigation, which could result in substantial cost and diversion of our resources, may be necessary to defend our rights or defend us against claimed infringement of the rights of others. In certain circumstances, our intellectual property rights associated with government contracts may be limited.

Our substantial level of indebtedness could materially adversely affect our business, financial condition and results of operations.

We have substantial debt service obligations. At September 30, 2007, our debt was $85.0 million. We may incur additional debt in the future. This significant amount of debt could:

- make it difficult for us to make payments on our convertible notes and any other debt we may have;
- make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
- make us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and reacting to changing conditions;
- place us at a competitive disadvantage compared with our competitors that have less debt;
- require us to dedicate a substantial portion of our cash flow from operations to service our debt, which would reduce the amount of our cash flow available for other purposes, including working capital and capital expenditures; and
- limit funds available for research and development.

If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our outstanding indebtedness, we would be in default under the terms of our indebtedness. Default under the indenture governing our convertible subordinated notes would permit the holders of such notes to accelerate the maturity of the notes and could cause defaults under future indebtedness we may incur. Any such default could materially adversely affect our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the indenture.

In our Fiber Optics business, we generally do not have long-term contracts with our customers and we typically sell our products pursuant to purchase orders with short lead times. As a result, our customers could stop purchasing our products at any time and we must fulfill orders in a timely manner to keep our customers.

Generally, we do not have long-term contracts with customers that purchase our fiber optic products. As a result, our agreements with our customers do not provide any assurance of future sales. Risks associated with the absence of long-term contracts with our customers include the following:

- our customers can stop purchasing our products at any time without penalty;
- our customers may purchase products from our competitors; and
- our customers are not required to make minimum purchases.

We generally sell our products pursuant to individual purchase orders, which often have extremely short lead times. If we are unable to fulfill these orders in a timely manner, it is likely that we will lose sales and customers. In addition, we sell some of our products to the U.S. Government and governmental entities. These contracts are generally subject to termination for convenience provisions and may be cancelled at any time.

War, terrorism, public health issues, and other circumstances could disrupt supply, delivery, or demand of products, which could negatively affect the Company's operations and performance.

War, terrorism, public health issues, and other business interruptions, whether in the U.S. or abroad, have caused and could cause damage or disruption to international commerce and global economy, and thus may have a strong negative impact on the global economy, the Company, and the Company's suppliers and/or customers. The Company's major business operations are subject to interruption by earthquake, other natural disasters, fire, power shortages, terrorist attacks and other hostile acts, labor disputes, public health issues, and other events beyond its control.

Although it is impossible to predict the occurrences or consequences of any such events, such events could result in a decrease in demand for the Company's products, make it difficult or impossible for the Company to deliver products to its customers or to receive components from its suppliers, and create delays and inefficiencies in the Company's supply chain. In addition, should major public health issues including pandemics arise, the Company could be negatively affected by more stringent employee travel restrictions, additional limitations in the availability of freight services, governmental actions limiting the movement of products between various regions, delays in production ramps of new products, and disruptions in the operations of the Company's manufacturing vendors and component suppliers. The Company's operating results and financial condition have been, and in the future may be, adversely affected by such events.

We have significant international sales, which expose us to additional risks and uncertainties.

Sales to customers located outside the U.S. accounted for approximately 27% of our consolidated revenue in fiscal 2007, 24% of our revenue in fiscal 2006 and 17% of our revenue in fiscal 2005. Sales to customers in Asia represent the majority of our international sales. We believe that international sales will continue to account for a significant percentage of our revenue and we are seeking international expansion opportunities. Because of this, the following international commercial risks may materially adversely affect our revenue:

- political and economic instability or changes in U.S. Government policy with respect to these foreign countries may inhibit export of our devices and limit potential customers' access to U.S. dollars in a country or region in which those potential customers are located;
- we may experience difficulties in the timeliness of collection of foreign accounts receivable and be forced to write off these receivables;
- tariffs and other barriers may make our devices less cost competitive;
- the laws of certain foreign countries may not adequately protect our trade secrets and intellectual property or may be burdensome to comply with;
- potentially adverse tax consequences to our customers may damage our cost competitiveness;
- currency fluctuations may make our products less cost competitive, affecting overseas demand for our products; and
- language and other cultural barriers may require us to expend additional resources competing in foreign markets or hinder our ability to effectively compete.

In addition, certain foreign laws and regulations place restrictions on the concentration of certain hazardous materials, including, but not limited to, lead, mercury and cadmium, in our products. Failure to comply with such laws and regulations could subject us to future liabilities or result in the limitation or suspension of the sale or production of our products. These regulations include the European Union's ("EU") Restrictions on Hazardous Substances, Directive on Waste Electrical and Electronic Equipment and the directive on End of Life for Vehicles. Failure to comply with environmental and health and safety laws and regulations may limit our ability to export products to the EU and could materially adversely affect our business, financial condition and results of operations.

We will lose sales if we are unable to obtain government authorization to export our products.

Exports of our products are subject to export controls imposed by the U.S. Government and administered by the U.S. Departments of State and Commerce. In certain instances, these regulations may require pre-shipment authorization from the administering department. For products subject to the Export Administration Regulations ("EAR") administered by the Department of Commerce's Bureau of Industry and Security, the requirement for a license is dependent on the type and end use of the product, the final destination and the identity of the end user. Virtually all exports of products subject to the International Traffic in Arms Regulations ("ITAR") regulations administered by the Department of State's Directorate of Defense Trade Controls require a license. Most of our fiber optics products and our terrestrial solar power products are subject to EAR; however, certain fiber optics products and all of our commercially available solar cell satellite power products are currently subject to ITAR.

Given the current global political climate, obtaining export licenses can be difficult and time-consuming. Failure to obtain export licenses for product shipments could significantly reduce our revenue and could materially adversely affect our business, financial condition and results of operations. Compliance with U.S. Government regulations may also subject us to additional fees and costs. The absence of comparable restrictions on competitors in those countries may adversely affect our competitive position.

Our operating results could be harmed if we lose access to sole or limited sources of materials, components or services.

We currently obtain some materials, components and services used in our products from limited or single sources. We generally do not carry significant inventories of any raw materials. Because we often do not account for a significant part of our suppliers' businesses, we may not have access to sufficient capacity from these suppliers in periods of high demand. For example, in the past, we experienced difficulties filling orders in our fiber-to-the-premises business due to limited available capacity of one of our contract manufacturers. In addition, since we generally do not have guaranteed supply arrangements with our suppliers, we risk serious disruption to our operations if an important supplier terminates product lines, changes business focus, or goes out of business. Because some of these suppliers are located overseas, we may be faced with higher costs of purchasing these materials if the U.S. dollar weakens against other currencies. If we were to change any of our limited or sole source suppliers, we would be required to re-qualify each new supplier. Re-qualification could prevent or delay product shipments that could materially adversely affect our results of operations. In addition, our reliance on these suppliers may materially adversely affect our production if the components vary in quality or quantity. If we are unable to obtain timely deliveries of sufficient components of acceptable quality or if the prices of components for which we do not have alternative sources increase, our business, financial condition and results of operations could be materially adversely affected.

A failure to attract and retain technical and other key personnel could reduce our revenue and our operational effectiveness.

Our future success depends, in part, on our ability to attract and retain certain key personnel, including scientific, operational, financial, and managerial personnel. The competition for attracting and retaining these employees (especially scientists, technical and financial personnel) is intense. Because of this competition for skilled employees, we may be unable to retain our existing personnel or attract additional qualified employees in the future. If we are unable to retain our skilled employees and attract additional qualified employees to the extent necessary to keep up with our business demands and changes, our business, financial condition and results of operations may be materially adversely affected.

The Company's operating results could be adversely affected by the departure of senior management or key personnel.

The loss of senior management and key personnel - either as a group or on an individual basis - could have a materially adverse affect on the Company's business and financial performance. Due to the recent departure of several senior management members (including the Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, General Counsel and the head of one of our operating divisions), the Company is implementing procedures to make it less dependent on key individuals so that it is less likely that the loss of any single individual will impact its business.

Failure to comply with environmental and safety regulations, resulting in improper handling of hazardous raw materials used in our manufacturing processes, could result in costly remediation fees, penalties or damages.

We are subject to laws and regulations and must obtain certain permits and licenses relating to the use of hazardous materials. Our production activities involve the use of certain hazardous raw materials, including, but not limited to, ammonia, gallium, phosphine and arsine. If our control systems are unsuccessful in preventing a release of these materials into the environment or other adverse environmental conditions or human exposures occur, we could experience interruptions in our operations and incur substantial remediation and other costs or liabilities.

Our stock price could be adversely affected by the issuance of preferred stock.

Our Board of Directors is authorized to issue up to 5,882,352 shares of preferred stock with such dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges as our Board of Directors, in its sole discretion, may determine. The issuance of shares of preferred stock may result in a decrease in the value or market price of our common stock. Additionally, our Board of Directors could use the preferred stock to delay or discourage hostile bids for control of us in which shareholders may receive premiums for their common stock or to make the possible sale of EMCORE or the removal of our management more difficult. The issuance of shares of preferred stock could adversely affect the voting and other rights of the holders of common stock and may depress the price of our common stock.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our shareholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our shareholders.

Changes in accounting rules could affect the Company's future operating results.

Financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These principles are subject to interpretation by various governing bodies, including the Financial Accounting Standards Board (FASB) and the SEC, who create and interpret appropriate accounting standards. A change in accounting standards could have a significant effect on the Company's results of operations. For example, in December 2004, the FASB issued new guidance that addressed the accounting for share-based payments, Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment (revised 2004)" ("SFAS 123(R)"), which the Company adopted on October 1, 2005. In fiscal 2006 and 2007, stock-based compensation expense reduced diluted earnings per common share by approximately $0.09 and $0.12 per share, respectively. Although the adoption of SFAS 123(R) is expected to continue to have a significant impact on the Company's results of operations, future changes to various assumptions used to determine the fair value of equity awards issued or the amount and type of equity awards granted, create uncertainty as to the amount of future stock-based compensation expense.

We are subject to risks associated with the availability and coverage of insurance.

For certain risks, the Company does not maintain insurance coverage because of cost and/or availability. Because the Company retains some portion of its insurable risks, and in some cases self-insures completely, unforeseen or catastrophic losses in excess of insured limits may have a material adverse effect on the Company's results of operations and financial position.

We are increasing operations in China, which exposes us to risks inherent in doing business in China.

In May 2007, EMCORE Hong Kong, a wholly owned subsidiary of EMCORE Corporation, announced the opening of a new manufacturing facility in Langfang, China. Our new company, Langfang EMCORE Optoelectronics Co. Ltd., is located approximately 30 miles southeast of Beijing and currently occupies a space of 22,000 square feet with a Class-10,000 clean room for optoelectronic device packaging. Another 60,000 square feet is available for future expansion. We have begun the transfer of our most cost sensitive optoelectronic devices to this facility. This facility, along with a strategic alignment with our existing contract-manufacturing partners, should enable us to improve our cost structure and gross margins across product lines. We expect to develop and provide improved service to our global customers by having a local presence in Asia. As we continue to consolidate our manufacturing operations, we will incur additional costs to transfer product lines to our China facility, including costs of qualification testing with our customers, which could have a material adverse impact on our operating results and financial condition.

Our China-based activities are subject to greater political, legal and economic risks than those faced by our other operations. In particular, the political, legal and economic climate in China (both at national and regional levels) is extremely fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and other matters, which laws and regulations remain highly underdeveloped and subject to change, with little or no prior notice, for political or other reasons. Moreover, the enforceability of applicable existing Chinese laws and regulations is uncertain. In addition, we may not obtain the requisite legal permits to continue to operate in China and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. Our business could be materially harmed by any changes in the political, legal or economic climate in China or the inability to enforce applicable Chinese laws and regulations.

As a result of a government order to ration power for industrial use, operations in our China facility may be subject to possible interruptions or shutdowns, adversely affecting our ability to complete manufacturing commitments on a timely basis. If we are required to make significant investments in generating capacity to sustain uninterrupted operations at our facility, we may not realize the reductions in costs anticipated from our expansion in China. In addition, future outbreaks of avian influenza, or other communicable diseases, could result in quarantines or closures of our facility, thereby disrupting our operations and expansion in China.

We intend to export the majority of the products manufactured at our facilities in China. Accordingly, upon application to and approval by the relevant governmental authorities, we will not be subject to certain Chinese taxes and are exempt from customs duty assessment on imported components or materials when the finished products are exported from China. We are, however, required to pay income taxes in China, subject to certain tax relief. As the Chinese trade regulations are in a state of flux, we may become subject to other forms of taxation and duty assessments in China or may be required to pay for export license fees in the future. In the event that we become subject to any increased taxes or new forms of taxation imposed by authorities in China, our results of operations could be materially and adversely affected.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. We are constantly updating our information technology infrastructure. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

If we fail to remediate weaknesses in our current system of internal controls to an effective level, we may not be able to accurately report our financial results or prevent fraud. As a result, our business could be harmed and current and potential investors could lose confidence in our financial reporting, which could have a negative effect on the trading price of our debt and equity securities.

The Company is subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. These provisions provide for the identification of material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with U.S. GAAP. If we cannot provide reliable financial reports or prevent fraud, our brand, operating results and the market value of our debt and equity securities could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement.

We have devoted significant resources to remediate and improve our internal controls. We have also been monitoring the effectiveness of these remediated measures. We cannot be certain that these measures will ensure adequate controls over our financial processes and reporting in the future. We intend to continue implementing and monitoring changes to our processes to improve internal controls over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our debt and equity securities. Further, the impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business. The additions of our manufacturing facility in China and acquisitions increase the burden on our systems and infrastructure, and impose additional risk to the ongoing effectiveness of our internal controls, disclosure controls, and procedures. Consequently, we expect to expend significant resources and effort in this regard, but are not certain that our efforts will be successful.

Our cost reduction programs may be insufficient to achieve long-term profitability.

We are undertaking cost reduction measures intended to reduce our expense structure at both the cost of goods sold and the operating expense levels. We believe these measures are a necessary response to, among other things, declining average sales prices across our product lines. These measures may be unsuccessful in creating profit margins sufficient to sustain our current operating structure and business.

Shifts in industry-wide demands and inventories could result in significant inventory write-downs.

The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. Products with short life cycles require us to manage production and inventory levels closely. We evaluate our ending inventories on a quarterly basis for excess quantities, impairment of value and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand based upon input received from our customers, sales team and management estimates. If inventories on hand are in excess of demand, or if they are greater than 12-months old, appropriate reserves are provided. In addition, we write off inventories that are considered obsolete based upon changes in customer demand, manufacturing process changes that result in existing inventory obsolescence or new product introductions, which eliminate demand for existing products. Remaining inventory balances are adjusted to approximate the lower of our manufacturing cost or market value.

If future demand or market conditions are less favorable than our estimates, inventory write-downs may be required. We cannot assure investors that obsolete or excess inventories, which may result from unanticipated changes in the estimated total demand for our products and/or the estimated life cycles of the end products into which our products are designed, will not affect us beyond the inventory charges that we have already taken.

Our management's stock ownership gives them the power to control business affairs and prevent a takeover that could be beneficial to unaffiliated shareholders.

Certain members of our management and the Board of Directors, specifically Thomas J. Russell, Chairman of our Board, Reuben F. Richards, Jr., President, Chief Executive Officer and a director, and Robert Louis-Dreyfus, a former director, are former members of Jesup & Lamont Merchant Partners, L.L.C. They collectively beneficially own approximately 18% of our common stock. Accordingly, such persons will continue to hold sufficient voting power to control our business and affairs for the foreseeable future. This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company, which could have a material adverse effect on our stock price.

Certain provisions of New Jersey law and our charter may make a takeover of EMCORE difficult even if such takeover could be beneficial to some of our shareholders.

New Jersey law and our certificate of incorporation, as amended, contain certain provisions that could delay or prevent a takeover attempt that our shareholders may consider in their best interests. Our Board of Directors is divided into three classes. Directors are elected to serve staggered three-year terms and are not subject to removal except for cause by the vote of the holders of at least 80% of our capital stock. In addition, approval by the holders of 80% of our voting stock is required for certain business combinations unless these transactions meet certain fair price criteria and procedural requirements or are approved by two-thirds of our continuing directors. We may in the future adopt other measures that may have the effect of delaying or discouraging an unsolicited takeover, even if the takeover were at a premium price or favored by a majority of unaffiliated shareholders. Certain of these measures may be adopted without any further vote or action by our shareholders and this could depress the price of our common stock.

The discovery that we had incorrectly priced stock options and had not accounted for them correctly has had, and may continue to have, a material adverse effect on our financial results.

We cannot predict the outcome of our non-public SEC investigation, and we may face additional actions, shareholder lawsuits, governmental investigations and actions on other legal proceedings related to our historical stock option practices and the remedial actions we have taken. All of these events have required us, and will continue to require us, to expend significant management time and incur significant accounting, legal, consulting and other expenses. This could require significant additional attention and resources from the operation of our business and adversely affect our financial condition and results of operations.

We have been named as a party to shareholder derivative lawsuits relating to our historical stock option practices, and we may be named in additional securities-related lawsuits in the future. Additional lawsuits could become time consuming and expensive and could result in the payment of significant judgments and settlements, which could have a material adverse effect on our financial condition, results of operations and cash flows.

In connection with our historical stock option practices, three derivative actions were filed against certain of our current and former directors and officers purporting to assert claims on the Company's behalf. Although we have reached a settlement in principle with the plaintiffs in these lawsuits (see Item 3, Legal Proceedings), there may be additional derivative or class action lawsuits filed in the future. Additional lawsuits could become time consuming and expensive, and if they result in unfavorable outcomes, there could be a material adverse effect on our business, financial condition, results of operations and cash flows. We may be required to pay substantial damages or settlement costs in excess of our insurance coverage related to these matters, which would have a further material adverse effect on our financial condition or results of operations.

In addition, subject to certain limitations, we are obligated to indemnify our current and former directors, officers and employees in connection with the investigation of our historical stock option granting practices and the related shareholder litigation and government investigation. We currently hold insurance policies for the benefit of our directors and officers, although our insurance coverage may not be sufficient in some or all of these matters. Furthermore, the insurers may seek to deny or limit coverage in some or all of these matters, in which case we may have to self-fund all or a substantial portion of our indemnification obligations.

We are subject to the risk of employee lawsuits in connection with our historical stock option granting practices, the resulting restatements, and the remedial measures we have taken.

In addition to the possibilities that there may be additional governmental investigations or actions and shareholder lawsuits against us, we may be involved with future litigation by former officers and employees in connection with their stock options, employment terminations and other matters. These lawsuits may be time consuming and expensive, and could cause further distraction from the operation of our business. The adverse resolution of any specific lawsuit could have a material adverse effect on our business, financial condition and results of operations.

It may be difficult or costly to obtain director and officer insurance coverage as a result of our historical stock option granting practices.

We expect that the issues arising from our misdated stock options may make it more difficult to obtain director and officer insurance coverage in the future. If we are able to obtain this coverage, it could be significantly more expensive than in the past, which would have an adverse effect on our financial results and cash flow. As a result of this and related factors, our directors and officers could face increased risks of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified directors and officers, which could adversely affect our business.

We may not be able to obtain additional capital in the future, and failure to do so may harm our business

We believe that our current liquidity should be sufficient to meet our cash needs for working capital through the next twelve months. If cash generated from operations and cash on hand are not sufficient to satisfy EMCORE's liquidity requirements, EMCORE will seek to obtain additional equity or debt financing. On December 17, 2007, EMCORE entered into an asset purchase agreement with Intel Corporation to purchase certain assets of Intel's Optical Platform Division for a purchase price of $85 million. The purchase price will be paid $75 million in cash and $10 million in cash or EMCORE common stock, at EMCORE's option. EMCORE has plans to improve its liquidity position through additional equity financing, as well as potential asset sales. Due to the unpredictable nature of the capital markets, particularly in the technology sector, we cannot assure you that we will be able to raise additional capital if and when it is required, especially if we experience disappointing operating results. If adequate funds are not available or not available on acceptable terms, our ability to continue to fund expansion, develop and enhance products and services, or otherwise respond to competitive pressures may be severely limited. Such a limitation could have a material adverse effect on EMCORE's business, financial condition, results of operations, and cash flow.

ITEM 1B. Unresolved Staff Comments

Not Applicable.

ITEM 2. Properties

The following chart contains certain information regarding each of our principal facilities.

Location	Function	Approximate Square Footage	Term (in fiscal year)
Active Properties:			
Albuquerque, New Mexico	Corporate Headquarters Manufacturing facility for photovoltaic products Manufacturing facility for digital fiber optic products R&D facility	165,000	Facilities are owned by EMCORE; certain land is leased. Land lease expires in 2050
Alhambra, California	Manufacturing facility for CATV, FTTP and Satcom products R&D facility	91,000	Lease expires in 2011 (1)
Langfang, China	Manufacturing facility for fiber optics products	22,000	Lease expires in 2012
Ivyland, Pennsylvania	Manufacturing facility for CATV and Satcom products R&D facility	9,000	Lease expires in 2011 (1)
San Diego, California	Manufacturing facility for video transport products R&D facility (April 2007 - Acquisition of Opticomm Corporation)	8,100	Lease expires in 2008 (2)
Sunnyvale, California	Manufacturing facility for ECL lasers R&D facility Facility expected to be vacated in 2008	15,000	Lease expires in 2008 (1), (2)
Vacated Properties:			
Naperville, Illinois	Manufacturing facility for LX4 modules R&D facility Facility was vacated in October 2007	11,000	Lease expires in 2013 and it is in the process of being terminated
City of Industry, California	Facility was vacated in December 2006	72,000	Lease terminated
Somerset, New Jersey	Former Corporate Headquarters Facility vacated in September 2007	19,000	Lease terminated
Blacksburg, Virginia	Manufacturing facility for video transport products R&D facility. Facility was vacated in June 2007	6,000	Lease expires in 2009 and it is in the process of being terminated
Santa Clara, California	Manufacturing facility for digital fiber optics products R&D facility Facility was vacated in September 2007	4,000	Lease terminated

Notes:

(1) This lease has the option to be renewed by EMCORE, subject to inflation adjustments.

(2) EMCORE subleases approximately one-third of this facility to third parties.

ITEM 3. Legal Proceedings

The Company is subject to various legal proceedings and claims that are discussed below. The Company is also subject to certain other legal proceedings and claims that have arisen in the ordinary course of business and which have not been fully adjudicated. The Company does not believe it has a potential liability related to current legal proceedings and claims that could individually or in the aggregate have a material adverse effect on its financial condition, liquidity or results of operations. However, the results of legal proceedings cannot be predicted with certainty. Should the Company fail to prevail in any legal matters or should several legal matters be resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected. The Company settled certain matters during 2007 that did not individually or in the aggregate have a material impact on the Company's results of operations.

SEC Investigation

The Company informed the staff of the SEC of the Special Committee's investigation of the Company's historical stock option granting practices on November 6, 2006. After the Company's initial contact with the SEC, the SEC opened a non-public investigation concerning the Company's option granting practices since the Company's initial public offering. The Company has cooperated fully with the SEC's investigation. Although we cannot predict the outcome of this matter, we do not expect that such matter will have a material adverse effect on our consolidated financial position or results of operations.

Shareholder Derivative Litigation Relating to Historical Stock Option Practices

On February 1, 2007, Plaintiff Lewis Edelstein filed a purported stockholder derivative action (the "Federal Court Action") on behalf of the Company against certain of its present and former directors and officers (the "Individual Defendants"), as well as the Company as nominal defendant, in the U.S. District Court for the District of New Jersey, Edelstein v. Brodie, et. al., Case No. 3:07-cv-00596-FLW-JJH (D.N.J.). On May 22, 2007, Plaintiffs Kathryn Gabaldon and Michael Sackrison each filed a purported stockholder derivative action against the Individual Defendants, and the Company as nominal defendant, in the Superior Court of New Jersey, Somerset County, Gabaldon v. Brodie, et. al., Case No. 3:07-cv-03185-FLW-JJH (D.N.J.) and Sackrison v. Brodie, et. al., Case No. 3:07-cv-00596-FLW-JJH (D.N.J.) (collectively, the "State Court Actions").

Both the Federal Court Action and the State Court Actions alleged, using essentially identical contentions that the Individual Defendants engaged in improprieties and violations of law in connection with the Company's historical issuances of stock options. Each of the actions seeks the same relief on behalf of the Company, including, among other things, damages, equitable relief, corporate governance reforms, an accounting, rescission, restitution and costs and disbursements of the lawsuit. On July 10, 2007, the State Court Actions were removed to the U.S. District Court for the District of New Jersey.

On September 26, 2007, the plaintiff in the Federal Court Action signed an agreement in principle with the Individual Defendants and the Company to settle that litigation in accordance with the Memorandum of Understanding (the "MOU") filed as Exhibit 10.10 to the Annual Report on Form 10-K for the year ended September 30, 2006. That same day, the plaintiffs in the State Court Actions advised the Federal Court that the settlement embodied in the MOU would also constitute the settlement of the State Court Actions.

The MOU provides that the Company will adhere to certain policies and procedures relating to the issuance of stock options, stock trading by directors, officers and employees, the composition of its Board of Directors, and the functioning of the Board's Audit and Compensation Committees. The MOU also provides for the payment of $700,000 relating to plaintiff's attorneys' fees, costs and expenses, which the Company's insurance carrier has committed to pay on behalf of the Company. To be fully implemented, the MOU will be embodied in a more detailed stipulation of settlement and will be expressly conditioned on Court approval following a period for comment by potentially affected parties.

We have recorded $700,000 as a liability for the stipulated settlement as of September 30, 2007 since events that led to the litigation existed as of that date. Although we anticipate that our insurance carrier will cover the stipulated settlement, we have not recorded any receivable, or gain contingency, since the settlement is still contingent upon certain future events. See Note 21, Subsequent Events, of the Notes to Consolidated Financial Statements for further details.

Indemnification Obligations

Subject to certain limitations, we are obligated to indemnify our current and former directors, officers and employees in connection with the investigation of our historical stock option granting practices, related government investigation and shareholder litigation. These obligations arise under the terms of our certificate of incorporation, our bylaws, applicable contracts, and New Jersey law. The obligation to indemnify generally means that we are required to pay or reimburse the individuals' reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters. We are currently paying or reimbursing legal expenses being incurred in connection with these matters by a number of our current and former directors, officers and employees. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer liability insurance policies that limits its exposure and enables it to recover a portion of any future amounts paid.

Intellectual Property Lawsuits

We protect our proprietary technology by applying for patents where appropriate and in other cases by preserving the technology, related know-how and information as trade secrets. The success and competitive position of our product lines is significantly impacted by our ability to obtain intellectual property protection for our R&D efforts.

We have, from time to time, exchanged correspondence with third parties regarding the assertion of patent or other intellectual property rights in connection with certain of our products and processes. Additionally, on September 11, 2006, we filed a lawsuit against Optium Corporation (Optium) in the U.S. District Court for the Western District of Pennsylvania for patent infringement. In the suit, EMCORE and JDS Uniphase Corporation (JDSU) allege that Optium is infringing on U.S. patents 6,282,003 and 6,490,071 with its Prisma II 1550nm transmitters. On March 14, 2007, following denial of a motion to add additional claims to its existing lawsuit, EMCORE and JDSU filed a second patent suit in the same court against Optium alleging infringement of JDSU's patent 6,519,374 ("the '374 patent"). On March 15, 2007, Optium filed a declaratory judgment action against EMCORE and JDSU. Optium seeks in this litigation a declaration that certain products of Optium do not infringe the '374 patent and that the patent is invalid. The '374 patent is assigned to JDSU and licensed to EMCORE.

On December 20, 2007, the Company was served with a complaint in another declaratory relief action which Optium had filed in the Federal District Court for the Western District of Pennsylvania. This action seeks to have U.S. patents 6,282,003 and 6,490,071 declared invalid or unenforceable because of certain conduct alleged to have occurred in connection with the grant of these patents. These allegations are substantially the same as those brought by Optium by motion in the Company's own case against Optium, which motion had been denied by the Court. The Company believes the allegations contained in this complaint are without merit and intends to contest them.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter ended September 30, 2007.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the NASDAQ Global Market and is quoted under the symbol "EMKR". The reported closing sale price of our common stock on December 26, 2007 was $14.98 per share. As of December 26, 2007, we had approximately 205 shareholders of record. Many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, and we are unable to estimate the number of these shareholders.

Price Range of Common Stock

The price range per share of common stock presented below represents the highest and lowest sales prices for the Company's common stock on the NASDAQ Global Market during each quarter of the two most recent fiscal years.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2007 price range per share of common stock	$4.60 – $6.47	$3.84 – $ 5.89	$4.32 – $ 5.78	$5.45 – $ 9.91
Fiscal 2006 price range per share of common stock	$4.97 – $7.83	$6.93 – $10.67	$7.65 – $12.65	$5.56 – $10.11

Dividend Policy

We have never declared or paid dividends on our common stock since the Company's formation. We currently do not intend to pay dividends on our common stock in the foreseeable future, so that we may reinvest any earnings in our business. The payment of dividends, if any, in the future is at the discretion of the Board of Directors.

Performance Graph

The following stock performance graph does not constitute soliciting material, and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this stock performance graph by reference therein.

The following graph and table compares the cumulative total shareholders' return on the Company's common stock for the five-year period from September 30, 2002 through September 30, 2007 with the cumulative total return on the NASDAQ Stock Market Index, the NASDAQ Electronic Components Stocks Index (SIC Code 3674) and the NASDAQ Computer Stocks Index. The comparison assumes $100 was invested on September 30, 2002 in the Company's common stock. The Company did not declare, nor did it pay, any dividends during the comparison period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among EMCORE Corporation, The Nasdaq Composite Index,
The Nasdaq Electronic Components Index And The NASDAQ Computer Index
$700
$600
$500
$400
$300
$200
$100
$0
9/02
9/03
9/04
9/05
9/06
9/07
EMCORE Corporation
NASDAQ Composite
NASDAQ Electronic Components
NASDAQ Computer
* $100 invested on 9/30/02 in stock or index-including reinvestment of dividends.
Fiscal year ending September 30.

	2002	2003	2004	2005	2006	2007
EMCORE Corporation	100.00	193.42	129.61	402.63	389.47	631.58
NASDAQ Composite	100.00	152.34	164.43	187.61	199.51	240.48
NASDAQ Electronic Components	100.00	193.88	156.49	186.07	175.35	210.04
NASDAQ Computer	100.00	158.14	156.01	180.45	191.05	235.29

Equity Compensation Plan Information

The description of equity compensation plans required by Regulation S-K, Item 201(d) is incorporated herein by reference to Part III, Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

ITEM 6. Selected Financial Data

The following selected consolidated financial data of EMCORE's five most recent fiscal years ended September 30, 2007 is qualified by reference to, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and Financial Statements and Supplementary Data under Item 8. The information set forth below is not necessarily indicative of results for future operations. Significant transactions that affect the comparability of EMCORE's operating results and financial condition include:

Financial Highlights:

Fiscal 2007:

- In November 2006, EMCORE invested $13.5 million in WorldWater & Solar Technologies Corporation in return for convertible preferred stock and warrants.
- In April 2007, EMCORE modified its convertible subordinated notes to resolve an alleged default event. The interest rate was increased from 5% to 5.5% and the conversion price was decreased from $8.06 to $7.01. EMCORE also repurchased $11.4 million of outstanding notes to reduce interest expense and share dilution.
- In April 2007, EMCORE acquired privately-held Opticomm Corporation for $4.1 million in cash.
- Fiscal 2007 operating expenses included:
  - $10.6 million related to our review of historical stock option granting practices;
  - $9.4 million related to our new terrestrial solar power division;
  - $6.1 million related to non-recurring legal expenses; and,
  - $2.8 million related to severance charges associated with facility closures and consolidation of operations.

Fiscal 2006:

- In November 2005, EMCORE exchanged $14.4 million of convertible subordinated notes due in May 2006 for $16.6 million of newly issued convertible senior subordinated notes due May 15, 2011. As a result of this transaction, EMCORE recognized approximately $1.1 million in the first quarter of fiscal 2006 related to the early extinguishment of debt.
- EMCORE received manufacturing equipment valued at $2.0 million less tax of $0.1 million as a final earn-out payment from Veeco in connection with the sale of the TurboDisc division.
- In August 2006, EMCORE sold its Electronic Materials & Device (EMD) division to IQE plc (IQE) for $16.0 million. The net gain associated with the sale of the EMD business totaled approximately $7.6 million, net of tax of $0.5 million. The results of operations of the EMD division have been reclassified to discontinued operations for all periods presented.
- In August 2006, EMCORE sold its 49% membership interest in GELcore, LLC for $100.0 million to General Electric Corporation, which prior to the transaction owned the remaining 51% membership interest in GELcore. EMCORE recorded a net gain of $88.0 million, before tax, on the sale of GELcore, after netting EMCORE's investment in this joint venture of $10.8 million and transaction expenses of $1.2 million.
- EMCORE recorded approximately $2.2 million of impairment charges on goodwill and intellectual property associated with the June 2004 acquisition of Corona Optical Systems.

- Fiscal 2006 operating expense included $1.3 million related to our review of historical stock option granting practices and $1.3 million related to our new terrestrial solar power division.

- Other expense included a charge of $0.5 million associated with the write-down of the Archcom investment.

- EMCORE recognized a provision for income taxes of $1.9 million from continuing operations for the year ended September 30, 2006.

Fiscal 2005:

- SG&A expense included approximately $0.9 million in severance-related charges and $2.3 million of charges associated with the consolidation of EMCORE's City of Industry, California location to Albuquerque, New Mexico.

- EMCORE received a $12.5 million net earn-out payment from Veeco in connection with the 2003 sale of the TurboDisc division.

Fiscal 2004:

- In November 2003, EMCORE sold its TurboDisc division to a subsidiary of Veeco Instruments, Inc. (Veeco). The results of operations of TurboDisc have been reclassified to discontinued operations for all periods presented. The net gain associated with the sale of the TurboDisc business totaled approximately $19.6 million.

- In February 2004, EMCORE exchanged approximately $146.0 million, or 90.2%, of the convertible subordinated notes due in May 2006 for approximately $80.3 million of new convertible subordinated notes due May 15, 2011 and approximately 7.7 million shares of EMCORE common stock. The total net gain from debt extinguishment was $12.3 million.

- SG&A expense included approximately $1.2 million in severance-related charges.

- Other expense included a charge of $0.5 million associated with the write-down of the Archcom investment.

Fiscal 2003:

- In December 2002, EMCORE purchased $13.2 million of convertible subordinated notes due in May 2006 at prevailing market prices for approximately $6.3 million. Total gain from debt extinguishment was $6.6 million after netting unamortized debt issuance costs of approximately $0.3 million.

- In January 2003, EMCORE purchased Ortel for $26.2 million in cash.

Selected Financial Data

Statements of Operations Data
For the fiscal years ended September 30
(in thousands, except per share data)

	2007	2006	2005	2004	2003
Product revenue	$ 148,334	$ 132,304	$ 106,656	$ 77,782	$ 48,396
Services revenue	21,272	11,229	8,801	4,103	2,456
Total revenue	169,606	143,533	115,367	81,885	50,852
Gross profit (loss)	30,368	25,952	19,302	4,473	(3,231)
Operating loss	(57,456)	(34,150)	(20,371)	(35,604)	(38,256)
(Loss) income from continuing operations	(58,722)	45,039	(24,685)	(28,376)	(40,149)
Income (loss) from discontinued operations	-	9,884	11,200	14,422	(3,389)
Net (loss) income	$ (58,722)	$ 54,923	$ (13,485)	$ (13,954)	$ (43,538)
Per share data:					
(Loss) income from continuing operations:					
Per basic share	$ (1.15)	$ 0.91	$ (0.52)	$ (0.66)	$ (1.09)
Per diluted share	$ (1.15)	$ 0.87	$ (0.52)	$ (0.66)	$ (1.09)

Balance Sheet Data
As of September 30
(in thousands)

	2007	2006	2005	2004	2003
Cash, cash equivalents and marketable securities	$ 41,226	$ 123,967	$ 40,175	$ 51,572	$ 28,439
Working capital	63,204	129,683	56,996	58,486	77,382
Total assets	234,736	287,547	206,287	213,243	232,439
Long-term liabilities	84,981	84,516	94,701	96,051	161,750
Shareholders' equity	98,157	149,399	75,563	85,809	44,772

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

EMCORE Corporation (the "Company", "we", or "EMCORE") is a leading provider of compound semiconductor-based components and subsystems for the broadband, fiber optic, satellite and terrestrial solar power markets. We have two reporting segments: Fiber Optics and Photovoltaics. EMCORE's Fiber Optics segment offers optical components, subsystems and systems that enable the transmission of video, voice and data over high-capacity fiber optic cables for high-speed data and telecommunications, cable television ("CATV") and fiber-to-the-premises ("FTTP") networks. EMCORE's Photovoltaics segment provides solar products for satellite and terrestrial applications. For satellite applications, EMCORE offers high-efficiency compound semiconductor-based gallium arsenide ("GaAs") solar cells, covered interconnect cells ("CICs") and fully integrated solar panels. For terrestrial applications, EMCORE offers Concentrating Photovoltaic Systems ("CPV") for utility scale solar applications as well as offering its high-efficiency GaAs solar cells for use in solar power concentrator systems. For specific information about our company, our products or the markets we serve, please visit our website at http://www.emcore.com. We were established in 1984 as a New Jersey corporation.

Management Summary

Our principal objective is to maximize shareholder value by leveraging our expertise in advanced compound semiconductor-based technologies to be a leading provider of high-performance, cost-effective product solutions in each of the markets we serve.

We target market opportunities that we believe have large potential growth and where the favorable performance characteristics of our products and high volume production efficiencies may give us a competitive advantage over our competitors. We believe that as compound semiconductor production costs continue to be reduced, existing and new customers will be compelled to increase their use of these products because of their attractive performance characteristics and superior value.

With several strategic acquisitions and divestures in the past few years, EMCORE has developed a strong business focus and comprehensive product portfolios in two main sectors: Fiber Optics and Photovoltaics.

Fiber Optics

Our fiber optics products enable information that is encoded on light signals to be transmitted, routed (switched) and received in communication networks. Our fiber optics products provide our customers with increased capacity to offer more services, at increased data transmission distance, speed and bandwidth with lower noise video receive and lower power consumption. Our Fiber Optics segment primarily targets the following markets:

- **Cable Television (CATV) Networks** - We are a market leader in providing radio frequency (RF) over fiber products for the CATV industry. Our products are used in hybrid fiber coaxial (HFC) networks that enable cable service operators to offer multiple advanced services to meet the expanding demand for high-speed Internet, on-demand and interactive video and other advanced services, such as high-definition television (HDTV) and voice over IP (VoIP).

- **Fiber-To-The-Premises (FTTP) Networks** - Telecommunications companies are increasingly extending their optical infrastructure to their customers' location in order to deliver higher bandwidth services. We have developed and maintained customer qualified FTTP components and subsystem products to support plans by telephone companies to offer voice, video and data services through the deployment of new fiber-based access networks.

- **Data Communications Networks** - We provide leading-edge optical components and transceiver modules for data applications that enable switch-to-switch, router-to-router and server-to-server backbone connections at aggregate speeds of 10 gigabits per second (G) and above.

- **Telecommunications Networks** - Our leading-edge optical components and modules enable high-speed (up to an aggregate 40G) optical interconnections that drive advanced architectures in next-generation carrier class switching and routing networks. Our products are used in equipment in the network core and key metro optical nodes of voice telephony and Internet infrastructures.

- **Satellite Communications (Satcom) Networks** - We are a leading provider of optical components and systems for use in equipment that provides high-performance optical data links for the terrestrial portion of satellite communications networks.

- **Storage Area Networks** - Our high performance optical components are also used in high-end data storage solutions to improve the performance of the storage infrastructure.

- **Video Transport** - Our video transport product line offers solutions for broadcasting, transportation, IP television (IPTV), mobile video and security & surveillance applications over private and public networks. EMCORE's video, audio, data and RF transmission systems serve both analog and digital requirements, providing cost-effective, flexible solutions geared for network reconstruction and expansion.

- **Defense and Homeland Security** - Leveraging our expertise in RF module design and high-speed parallel optics, we provide a suite of ruggedized products that meet the reliability and durability requirements of the U.S. Government and defense markets. Our specialty defense products include fiber optic gyro components used in precision guided munitions, ruggedized parallel optic transmitters and receivers, high-frequency RF fiber optic link components for towed decoy systems, optical delay lines for radar systems, EDFAs, terahertz spectroscopy systems and other products.

- **Consumer Products** - We extend our optical technology into the consumer market by integrating our VCSELs into optical computer mice and ultra short data links. We are in production with customers on several products and currently qualifying our products with additional customers. An optical computer mouse with laser illumination is superior to LED-based illumination in that it reveals surface structures that a LED light source cannot uncover. VCSELs enable computer mice to track with greater accuracy, on more surfaces and with greater responsiveness than existing LED-based solutions.

<u>**Photovoltaics**</u>

We believe our high-efficiency compound semiconductor-based multi-junction solar cell products provide our customers with compelling cost and performance advantages over traditional silicon-based solutions. These include higher solar cell efficiency allowing for greater conversion of light into electricity, an increased ability to benefit from use in solar concentrator systems, ability to withstand high heat environments and reduced overall footprint. Our Photovoltaics segment primary targets the following markets:

- **Satellite Solar Power Generation**. We are a leader in providing solar power generation solutions to the global communications satellite industry and U.S. Government space programs. A satellite's operational success and corresponding revenue depend on its available power and its capacity to transmit data. We manufacture advanced compound semiconductor-based solar cell and solar panel products, which are more resistant to radiation levels in space and generate substantially more power from sunlight than silicon-based solutions. Space power systems using our multi-junction solar cells weigh less per unit of power than traditional silicon-based solar cells. These performance characteristics increase satellite useful life, increase satellites' transmission capacity and reduce launch costs. Our products provide our customers with higher light to power conversion efficiency for reduced size and launch costs; higher radiation tolerance; and longer lifetime in harsh space environments. We design and manufacture multi-junction compound semiconductor-based solar cells for both commercial and military satellite applications. We currently manufacture and sell one of the most efficient and reliable, radiation resistant advanced triple-junction solar cells in the world, with an average "beginning of life" efficiency of 28.5%. In May 2007, EMCORE announced that it has attained solar conversion efficiency of 31% for an entirely new class of advanced multi-junction solar cells optimized for space applications. EMCORE is also the only manufacturer to supply true monolithic bypass diodes for shadow protection, utilizing several EMCORE patented methods. EMCORE also provides covered interconnect cells (CICs) and solar panel lay-down services, giving us the capability to manufacture complete solar panels. We can provide satellite manufacturers with proven integrated satellite power solutions that considerably improve satellite economics. Satellite manufacturers and solar array integrators rely on EMCORE to meet their satellite power needs with our proven flight heritage.

- **Terrestrial Solar Power Generation**. Solar power generation systems use photovoltaic cells to convert sunlight to electricity and have been used in space programs and, to a lesser extent, in terrestrial applications for several decades. The market for terrestrial solar power generation solutions has grown significantly as solar power generation technologies improve in efficiency, as global prices for non-renewable energy sources (i.e., fossil fuels) continue to rise, and as concern has increased regarding the effect of carbon emissions on global warming. Terrestrial solar power generation has emerged as one of the most rapidly expanding renewable energy sources due to certain advantages solar power holds over other energy sources, including reduced environmental impact, elimination of fuel price risk, installation flexibility, scalability, distributed power generation (i.e., electric power is generated at the point of use rather than transmitted from a central station to the user), and reliability. The rapid increase in demand for solar power has created a growing need for highly efficient, reliable and cost-effective solar power concentrator systems.

  EMCORE has adapted its high-efficiency compound semiconductor-based GaAs solar cell products for terrestrial applications, which are intended for use with solar concentrator systems in utility-scale installations. In August 2007, EMCORE announced that it has obtained 39% peak conversion efficiency on its terrestrial concentrating solar cell products currently in volume production. This compares favorably to typical efficiency of 15-21% on silicon-based solar cells and 35% for competing multi-junction concentrating solar cells. We believe that solar concentrator systems assembled using our compound semiconductor-based solar cells will be competitive with silicon-based solar power generation systems because they are more efficient and, when combined with the advantages of concentration, we believe will result in a lower cost of power generated. Our multi-junction solar cell technology is not subject to silicon shortages, which have led to increasing prices in the raw materials required for silicon-based solar cells. While the terrestrial power generation market is still developing, we have already fulfilled production orders for one solar concentrator company, and provided samples to several others, including major system manufacturers in Europe and Asia.

We are committed to the ongoing evaluation of strategic opportunities that can expand our addressable markets and strengthen our competitive position. Where appropriate, we will acquire additional products, technologies, or businesses that are complementary to, or broaden the markets in which we operate. We plan to pursue strategic acquisitions, investments, and partnerships to increase revenue and allow for higher overhead absorption that will improve our gross margins.

Recent investments and strategic partnerships include:

- In November 2006, EMCORE invested $13.5 million in WorldWater & Solar Technologies Corporation ("WorldWater", OTC BB: WWAT.OB) a leader in solar electric engineering, water management solutions and solar energy installations and products. This investment represents EMCORE's first tranche of its intended $18.0 million investment, in return for convertible preferred stock and warrants of WorldWater. At September 30, 2007, EMCORE held an approximately 21% equity ownership in WorldWater.

- Also in November 2006, EMCORE and WorldWater announced the formation of a strategic alliance and supply agreement under which EMCORE will be the exclusive supplier of high-efficiency multi-junction solar cells, assemblies and concentrator subsystems to WorldWater with expected revenue up to $100.0 million by November 2009.

Please refer to Risk Factors under Item 1A and Financial Statements and Supplemental Data under Item 8 for further discussion of these transactions.

Recent acquisitions include:

- On December 17, 2007, EMCORE entered into an Asset Purchase Agreement with Intel Corporation ("Seller"). Under the terms of the Agreement, EMCORE will purchase certain of the assets of Seller and its subsidiaries relating to the telecom portion of Seller's Optical Platform Division for a purchase price of $85million, as adjusted based on an inventory true-up, plus specifically assumed liabilities. The purchase price will be paid $75 million in cash and $10 million in cash or common stock of EMCORE, at our option. The Agreement contains termination rights for both EMCORE and Seller including a provision allowing either party to terminate the Agreement if the transaction has not been consummated by June 18, 2008.

- On April 13, 2007, EMCORE acquired privately-held Opticomm Corporation, of San Diego, California, including its fiber optic video, audio and data networking business, technologies, and intellectual property. EMCORE paid $4.2 million initial consideration, less $0.1 million cash received at acquisition, for all of the shares of Opticomm. EMCORE also agreed to an additional earn-out payment based on Opticomm's 2007 revenue. EMCORE management anticipates that this transaction will provide approximately $7.0 million of revenue for calendar year 2007, and upon integration will be operationally profitable. In 2006, Opticomm generated revenue of $6.3 million. Founded in 1986, Opticomm is one of the leading specialists in the field of fiber optic video, audio and data networking for the commercial, governmental and industrial sectors. Its flagship product is the Optiva platform, a complete line of transmission systems built to address the primary optical communication requirements of the following markets: broadcast and media, security and surveillance, healthcare, traffic and rail, and government and military.

- On January 12, 2006, EMCORE purchased K2 Optronics, Inc. ("K2"), a privately-held company located in Sunnyvale, CA. EMCORE, an investor in K2, paid approximately $4.1 million in EMCORE common stock, and paid approximately $0.7 million in transaction-related expenses, to acquire the remaining part of K2 that EMCORE did not already own. Prior to the transaction EMCORE owned a 13.6% equity interest in K2 as a result of a $1.0 million investment that EMCORE made in K2 in October 2004. In addition, K2 was a supplier to EMCORE of analog external cavity lasers for CATV applications.

- On December 18, 2005, EMCORE acquired the assets of Force, Inc., a privately-held company located in Christiansburg, Virginia. In connection with the asset purchase, EMCORE issued 240,000 shares of EMCORE common stock, no par value, with a market value of $1.6 million at the measurement date and $0.5 million in cash. The acquisition included Force's fiber optic transport and video broadcast products, technical and engineering staff, certain assets and intellectual properties and technologies.

- On November 8, 2005, EMCORE acquired the assets of Phasebridge, Inc., a privately-held company located in Pasadena, California. Founded in 2000, Phasebridge is known as an innovative provider of high performance, high value, miniaturized multi-chip system-in-package optical modules and subsystem solutions for a wide variety of markets, including fiber optic gyroscopes (FOG) for weapons & aerospace guidance, RF over fiber links for device remoting and optical networks, and emerging technologies such as optical RF frequency synthesis and processing and terahertz spectroscopy. In connection with the asset purchase, based on a closing price of $5.46, EMCORE issued 128,205 shares of EMCORE common stock, no par value, which was valued in the transaction at approximately $0.7 million. The acquisition included Phasebridge's products, technical and engineering staff, certain assets and intellectual properties and technologies.

All of these acquired businesses are part of EMCORE's Fiber Optics operating segment. Please refer to Risk Factors under Item 1A and Financial Statements and Supplemental Data under Item 8 for further discussion of these transactions.

EMCORE is committed to achieving profitability by increasing revenue through the introduction of new products, reducing our cost structure and lowering the breakeven points of our product lines. We have significantly streamlined our manufacturing operations by focusing on core competencies to identify cost efficiencies. Where appropriate, we transferred the manufacturing of certain product lines to low-cost contract manufacturers when we can lower costs and maintain quality and reliability.

In May 2007, EMCORE announced the opening of a new manufacturing facility in Langfang, China. Our new company, Langfang EMCORE Optoelectronics Co. Ltd., is located approximately 30 miles southeast of Beijing and currently occupies a space of 22,000 square feet with a Class-10,000 clean room for optoelectronic device packaging. Another 60,000 square feet is available for future expansion. We have begun the transfer of our most cost sensitive optoelectronic devices to this facility. This facility, along with a strategic alignment with our existing contract manufacturing partners, should enable us to improve our cost structure and gross margins. We also expect to develop and provide improved service to our global customers using a local presence in Asia.

EMCORE's restructuring programs are designed to further reduce the number of manufacturing facilities, in addition to the divesture or exit from selected businesses and product lines that were not strategic and/or were not capable of achieving desired revenue or profitability goals.

Recent divestitures and facility consolidations include:

- In August 2007, we announced the consolidation of our North American fiber optics engineering and design centers into our main operating sites. EMCORE's engineering facilities in Virginia, Illinois, and Northern California have been consolidated into larger manufacturing sites in Albuquerque, New Mexico and Alhambra, California. The consolidation of these engineering sites should allow EMCORE to leverage resources within engineering, new product introduction, and customer service.

- In October 2006, we announced the relocation of our corporate headquarters from Somerset, New Jersey to Albuquerque, New Mexico.

- In October 2006, we consolidated our solar panel operations into our state-of-the-art manufacturing facility located in Albuquerque, New Mexico. The establishment of a modern solar panel manufacturing facility, adjacent to our solar cell fabrication operations, facilitates consistency as well as reduces manufacturing costs.

- In August 2006, EMCORE sold its 49% membership interest in GELcore, LLC to General Electric Corporation, which owned the remaining 51% membership interest prior to the transaction, for $100.0 million in cash.

- In August 2006, EMCORE completed the sale of the assets of its Electronic Materials & Device (EMD) division, including inventory, fixed assets, and intellectual property to IQE plc, a public limited company organized under the laws of the United Kingdom for $16.0 million.

Our results of operations and financial condition have and will continue to be significantly affected by severance, restructuring charges, impairment of long-lived assets and idle facility expenses incurred during facility closing activities. Please refer to Risk Factors under Item 1A and Financial Statements and Supplemental Data under Item 8 for further discussion of these items.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Management develops estimates based on historical experience and on various assumptions about the future that are believed to be reasonable based on the best information available. EMCORE's reported financial position or results of operations may be materially different under changed conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information. EMCORE's most significant estimates relate to accounts receivable, inventory, goodwill, intangibles, other long-lived assets, warranty accruals, revenue recognition, and valuation of stock-based compensation.

Valuation of Accounts Receivable. EMCORE regularly evaluates the collectibility of its accounts receivable and accordingly maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to meet their financial obligations to us. The allowance is based on the age of receivables and a specific identification of receivables considered at risk. EMCORE classifies charges associated with the allowance for doubtful accounts as SG&A expense. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Valuation of Inventory. Inventory is stated at the lower of cost or market, with cost being determined using the standard cost method. EMCORE reserves against inventory once it has been determined that: (i) conditions exist that may not allow the inventory to be sold for its intended purpose, (ii) the inventory's value is determined to be less than cost, or (iii) the inventory is determined to be obsolete. The charge related to inventory reserves is recorded as a cost of revenue. The majority of the inventory reserves are related to estimated allowances for inventory whose carrying value is in excess of net realizable value and on excess raw material components resulting from finished product obsolescence. In most cases where EMCORE sells previously reserved inventory, it is typically sold as a component part of a finished product. The finished product is sold at market price at the time resulting in higher average gross margin on such revenue. EMCORE does not track the selling price of individual raw material components that have been previously reserved for or written off, since such raw material components usually are an insignificant portion of the resultant finished product and related sales price. EMCORE evaluates inventory levels at least quarterly against sales forecasts on a significant part-by-part basis, in addition to determining its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales, as well as overall inventory risk assessed by management. We have incurred, and may in the future incur, charges to reserve for and write-down our inventory. While we believe, based on current information, that the amount recorded for inventory is properly reflected on our balance sheet, if market conditions are less favorable than our forecasts, our future sales mix differs from our forecasted sales mix, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory reserves.

Valuation of Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price of an acquired business or assets over the fair value of the identifiable assets acquired and liabilities assumed. Other intangible assets consist primarily of intellectual property that has been internally developed or purchased. Purchased intangible assets include existing and core technology, trademarks and trade names, and customer base and contracts. Intangible assets are amortized using the straight-lined method over estimated useful lives ranging from one to fifteen years.

EMCORE evaluates its goodwill and intangible assets for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. The determination as to whether a write-down of goodwill or intangible assets is necessary involves significant judgment based on the short-term and long-term projections of the future performance of the reporting unit to which the goodwill or intangible assets are attributed. As of December 31, 2006, 2005 and 2004, EMCORE tested for impairment of its goodwill and intangible assets. In accordance with Statement of Financial Accounting Standard ("SFAS") 142, *Goodwill and Other Intangible Assets,* the fair value of the reporting units was determined by using a valuation technique based on each reporting unit's multiples of revenue. Based on that analysis, we determined that the carrying amount of the reporting units did not exceed their fair value.

During the three months ended September 30, 2006, as part of our quarterly review of financial results, we identified impairment indicators that the carrying value of our goodwill and intangible assets associated with the acquisition of Corona Optical Systems may not be recoverable. See Note 9, Impairment, of the Notes to Consolidated Financial Statements for further details.

Valuation of Long-lived Assets. EMCORE reviews long-lived assets on an annual basis or whenever events or circumstances indicate that the assets may be impaired. A long-lived asset is considered impaired when its anticipated undiscounted cash flow is less than its carrying value. In making this determination, EMCORE uses certain assumptions, including, but not limited to: (a) estimates of the fair market value of these assets; and (b) estimates of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service that assets will be used in our operations, and estimated salvage values. As of December 31, 2006, 2005 and 2004, EMCORE tested for impairment and based on that analysis, we did not record any impairment charges on any of EMCORE's long-lived assets.

Revenue Recognition. Revenue is recognized upon shipment, provided persuasive evidence of a contract exists, (such as when a purchase order or contract is received from a customer), the price is fixed, the product meets its specifications, title and ownership have transferred to the customer, and there is reasonable assurance of collection of the sales proceeds. In those few instances where a given sale involves post shipment obligations, formal customer acceptance documents, or subjective rights of return, revenue is not recognized until all post-shipment conditions have been satisfied and there is reasonable assurance of collection of the sales proceeds. The majority of our products have shipping terms that are free on board (FOB) or free carrier alongside (FCA) shipping point, which means that EMCORE fulfills its delivery obligation when the goods are handed over to the freight carrier at our shipping dock. This means the buyer bears all costs and risks of loss or damage to the goods from that point. In certain cases, EMCORE ships its products cost insurance and freight (CIF). Under this arrangement, revenue is recognized under FCA shipping point terms, but EMCORE pays (and bills the customer) for the cost of shipping and insurance to the customer's designated location. EMCORE accounts for shipping and related transportation costs by recording the charges that are invoiced to customers as revenue, with the corresponding cost recorded as cost of revenue. In those instances where inventory is maintained at a consigned location, revenue is recognized only when our customer pulls product for its use and title and ownership have transferred to the customer. Revenue from time and material contracts is recognized at the contractual rates as labor hours and direct expenses are incurred. EMCORE also generates service revenue from hardware repairs and calibrations that is recognized as revenue upon completion of the service. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Distributors - EMCORE uses a number of distributors around the world. In accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition*, EMCORE recognizes revenue upon shipment of product to these distributors. Title and risk of loss pass to the distributors upon shipment, and our distributors are contractually obligated to pay EMCORE on standard commercial terms, just like our other direct customers. EMCORE does not sell to its distributors on consignment and, except in the event of product discontinuance, does not give distributors a right of return.

Solar Panel Contracts - EMCORE records revenue from certain solar panel contracts using the percentage-of-completion method. Revenue is recognized in proportion to actual costs incurred compared to total anticipated costs expected to be incurred for each contract. If estimates of costs to complete long-term contracts indicate a loss, a provision is made for the total loss anticipated. EMCORE has numerous contracts that are in various stages of completion. Such contracts require estimates to determine the appropriate cost and revenue recognition. EMCORE uses all available information in determining dependable estimates of the extent of progress towards completion, contract revenue, and contract costs. Estimates are revised as additional information becomes available.

Government R&D Contracts - R&D contract revenue represents reimbursement by various U.S. Government entities, or their contractors, to aid in the development of new technology. The applicable contracts generally provide that EMCORE may elect to retain ownership of inventions made in performing the work, subject to a non-exclusive license retained by the U.S. Government to practice the inventions for governmental purposes. The R&D contract funding may be based on a cost-plus, cost reimbursement, or a firm fixed price arrangement. The amount of funding under each R&D contract is determined based on cost estimates that include both direct and indirect costs. Cost-plus funding is determined based on actual costs plus a set margin. As we incur costs under cost reimbursement type contracts, we record revenue. Contract costs include material, labor, special tooling and test equipment, subcontracting costs, as well as an allocation of indirect costs. An R&D contract is considered complete when all significant costs have been incurred, milestones have been reached, and any reporting obligations to the customer have been met. Government contract revenue is primarily recognized as service revenue.

EMCORE also has certain cost-sharing R&D arrangements. Under such arrangements in which the actual costs of performance are divided between the U.S. Government and EMCORE, no revenue is recorded and the Company's R&D expense is reduced for the amount of the cost-sharing receipts.

The U.S. Government may terminate any of our government contracts at their convenience as well as for default based on our failure to meet specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. Government would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. Government can also hold us liable for damages resulting from the default.

Product Warranty Reserves. EMCORE provides its customers with limited rights of return for non-conforming shipments and warranty claims for certain products. In accordance with SFAS 5, *Accounting for Contingencies*, EMCORE makes estimates of product warranty expense using historical experience rates as a percentage of revenue and accrues estimated warranty expense as a cost of revenue. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should our actual experience relative to these factors differ from our estimates, we may be required to record additional warranty reserves. Alternatively, if we provide more reserves than we need, we may reverse a portion of such provisions in future periods.

Stock-Based Compensation. The Company uses the Black-Scholes option-pricing model and the straight-line attribution approach to determine the fair-value of stock-based awards under SFAS 123(R), *Share-Based Payment (revised 2004)*. The Company elected to use the modified prospective transition method as permitted by SFAS 123(R) and accordingly prior periods were not restated to reflect the impact of SFAS 123(R). The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on October 1, 2005, the first day of the Company's fiscal year 2006. For purposes of pro forma disclosure, stock-based compensation expense for awards granted prior to October 1, 2005 is measured on the grant-date fair-value as determined under the provisions of SFAS 123. The option-pricing model requires the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. EMCORE's expected term represents the period that stock-based awards are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards. The expected stock price volatility is based on EMCORE's historical stock prices. See Note 4, Equity, of the Notes to Consolidated Financial Statements for further details.

***

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP. There also are areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto included in this Annual Report on Form 10-K, which contain a discussion of our accounting policies, recently adopted accounting pronouncements and other required GAAP disclosures.

Business Segments, Geographic Revenue, Significant Customers and Backlog

EMCORE has four operating segments: (1) EMCORE Fiber Optics and (2) EMCORE Broadband, which are aggregated as a separate reporting segment, Fiber Optics, and (3) EMCORE Photovoltaics and (4) EMCORE Solar Power, which are aggregated as a separate reporting segment, Photovoltaics. EMCORE's Fiber Optics revenue is derived primarily from sales of optical components and subsystems for CATV, FTTP, enterprise routers and switches, telecom grooming switches, core routers, high performance servers, supercomputers, and satellite communications data links. EMCORE's Photovoltaics revenue is derived primarily from the sales of solar power conversion products for the space and terrestrial markets, including solar cells, covered interconnect solar cells, solar panel concentrator solar cells and Concentrating Photovoltaic Systems ("CPV") receiver assemblies. EMCORE evaluates its reportable segments in accordance with SFAS 131, *Disclosures About Segments of an Enterprise and Related Information*. EMCORE's Chief Executive Officer is EMCORE's Chief Operating Decision Maker pursuant to SFAS 131, and he allocates resources to segments based on their business prospects, competitive factors, net revenue, operating results and other non-GAAP financial ratios.

The following tables set forth the revenue and percentage of total revenue attributable to each of EMCORE's reporting segments for the fiscal years ended September 30, 2007, 2006 and 2005.

Segment Revenue
(in thousands)

	2007		2006		2005	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Fiber Optics	$ 110,377	65%	$ 104,852	73%	$ 81,960	71%
Photovoltaics	59,229	35	38,681	27	33,407	29
Total revenue	$ 169,606	100%	$ 143,533	100%	$ 115,367	100%

The following tables set forth EMCORE's consolidated revenue by geographic region for the fiscal years ended September 30, 2007, 2006 and 2005. Revenue was assigned to geographic regions based on our customers' or contract manufacturers' billing address.

Geographic Revenue
(in thousands)

	2007		2006		2005	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
North America	$ 124,032	73%	$ 109,614	76%	$ 95,723	83%
Asia	34,574	20	28,537	20	13,725	12
Europe	10,821	7	4,152	3	5,916	5
South America	134	-	1,230	1	3	-
Australia	45	-	-	-	-	-
Total revenue	$ 169,606	100%	$ 143,533	100%	$ 115,367	100%

Customer A and Customer B accounted for 13% and 11% of our total consolidated revenue in fiscal 2007. Customer C accounted for 12% of our total consolidated revenue in fiscal 2006. Customer A accounted for 22% of our total consolidated revenue in fiscal 2005. The revenue from Customers A and C is related to the fiber optics segment and the revenue from Customer B is related to the photovoltaics segment.

As of September 30, 2007, we had an order backlog based on future billings of approximately $149 million as compared to a backlog of approximately $48 million from the prior year. The September 30, 2007 order backlog is comprised of $127 million for our Photovoltaics segment and $22 million for our Fiber Optics segment. Within our Photovoltaics segment, $57 million relates to our satellite solar power business and $70 million relates to our terrestrial solar power business. The significant increase in order backlog is attributable to the receipt of long-term photovoltaics-related sales contracts, of which approximately $45 million is scheduled for shipment after calendar year 2008.

EMCORE had been engaged in a multi-year cost reimbursable solar cell development and production contract for a major U.S. aerospace corporation. It was previously reported that the contract would exceed $40.0 million in development and production revenue over the next several years. Although we recognized significant revenue for this program during fiscal 2007, our customer notified us in August 2007 that their program had been terminated for convenience by the U.S. Government. We adjusted our order backlog accordingly and this will have no effect on our fiscal 2008 revenue guidance. In fiscal 2008, we expect to recognize additional revenue from this program related to contract termination costs. We also expect revenue in fiscal 2008 from a new U.S. Government contract that has similar technical contract requirements.

A majority of our fiber optics products typically ship within the same quarter as when the purchase order is received; therefore, our backlog at any particular date is not necessarily indicative of actual revenue or the level of orders for any succeeding period.

The following table sets forth operating losses attributable to each EMCORE operating segment for the fiscal years ended September 30, 2007, 2006 and 2005.

Statement of Operations Data
(in thousands)

	2007	2006	2005
Operating loss by segment:			
Fiber Optics	$ (25,877)	$ (18,950)	$ (13,884)
Photovoltaics	(11,202)	(8,365)	(4,348)
Corporate	(20,377)	(6,835)	(2,139)
Operating loss	(57,456)	(34,150)	(20,371)
Total other expenses (income)	1,266	(81,041)	4,314
(Loss) income from continuing operations before income taxes	(58,722)	46,891	(24,685)
Provision for income taxes	-	1,852	-
(Loss) income from continuing operations	$ (58,722)	$ 45,039	$ (24,685)

On October 1, 2005, EMCORE adopted SFAS 123(R) and incurred stock-based compensation expense in its results of operations, which was distributed as follows:

Stock-based Compensation Expense
For the fiscal year ended September 30, 2007
(in thousands)

	Cost of Revenue	SG&A	R&D	Total
Fiber Optics	$ 1,071	$ 2,369	$ 1,093	$ 4,533
Photovoltaics	364	670	372	1,406
Total stock-based compensation expense	$ 1,435	$ 3,039	$ 1,465	$ 5,939

Stock-based Compensation Expense
For the fiscal year ended September 30, 2006
(in thousands)

	Cost of Revenue	SG&A	R&D	Total
Fiber Optics	$ 893	$ 1,593	$ 1,135	$ 3,621
Photovoltaics	242	661	203	1,106
Total stock-based compensation expense from continuing operations	1,135	2,254	1,338	4,727
Discontinued operations (1)	-	-	-	267
Total stock-based compensation expense	$ 1,135	$ 2,254	$ 1,338	$ 4,994

(1) See Note 8 "Discontinued Operations and Restructuring Charges" in Notes to the Consolidated Financial Statements.

Long-lived assets (consisting of property, plant and equipment, goodwill and intangible assets) for each operating segment as of September 30, 2007 and 2006 are as follows:

Long-lived Assets
(in thousands)

	2007	2006
Fiber Optics	$ 56,816	$ 57,817
Photovoltaics	46,706	42,087
Corporate	-	22
Total long-lived assets	$ 103,522	$ 99,926

In fiscal 2007, all assets from our former corporate headquarters in New Jersey were written off and/or fully depreciated.

Results of Operations

The following table sets forth the consolidated statements of operations data of EMCORE expressed as a percentage of total revenue for the fiscal years ended September 30, 2007, 2006, and 2005.

STATEMENT OF OPERATIONS DATA

	2007	2006	2005
Product revenue	87.5%	92.2%	92.4%
Service revenue	12.5	7.8	7.6
Total revenue	100.0	100.0	100.0
Cost of product revenue	73.3	75.4	77.1
Cost of service revenue	8.7	6.5	6.2
Total cost of revenue	82.0	81.9	83.3
Gross profit	18.0	18.1	16.7
Operating expenses:			
Selling, general and administrative	34.1	26.6	20.1
Research and development	17.8	13.7	14.3
Impairment of goodwill and intellectual property	-	1.6	-
Total operating expenses	51.9	41.9	34.4
Operating loss	(33.9)	(23.8)	(17.7)
Other (income) expense:			
Interest income	(2.4)	(0.9)	(0.9)
Interest expense	2.9	3.7	4.1
Loss from convertible subordinated notes exchange offer	-	0.8	-
Loss from early redemption of convertible subordinated notes	0.3	-	-
Gain from insurance proceeds	(0.2)	-	-
Impairment of investment	-	0.3	-
Loss on disposal of property, plant and equipment	0.1	0.3	0.4
Net gain on sale of GELcore investment	-	(61.3)	-
Equity in net loss of GELcore investment	-	0.4	0.1
Equity in net loss of Velox investment	-	0.2	-
Foreign exchange gain	-	-	-
Total other (income) expenses	0.7	(56.5)	3.7
Income (loss) from continuing operations before income taxes	(34.6)	32.7	(21.4)
Provision for income taxes	-	1.3	-
Income (loss) from continuing operations	(34.6)	31.4	(21.4)
Discontinued operations:			
Income (loss) from discontinued operations, net of tax	-	0.3	(1.1)
Gain on disposal of discontinued operations, net of tax	-	6.6	10.8
Income from discontinued operations	-	6.9	9.7
Net income (loss)	(34.6)%	38.3%	(11.7)%

Comparison of Fiscal Years Ended September 30, 2007 and 2006

EMCORE sold its Electronic, Materials and Device ("EMD") division in August 2006. All financial information in fiscal 2006 that related to this division has been excluded from operations for comparison of financial performance.

Consolidated Revenue

EMCORE's consolidated revenue increased $26.1 million or 18% to $169.6 million from $143.5 million, as reported in the prior year. International sales increased $11.7 million or 34%, when compared to the prior year. Government contract revenue, which is primarily service revenue, increased $10.8 million or 97% to $21.9 million from $11.1 million, as reported in the prior year. A comparison of revenue achieved at each of EMCORE's reporting segments follows:

Fiber Optics

Over the past several years, communications networks have experienced dramatic growth in data transmission traffic due to worldwide Internet access, e-mail, and e-commerce. As Internet content expands to include full motion video on-demand, HDTV, multi-channel high quality audio, online video conferencing, image transfer, online multi-player gaming, and other broadband applications, the delivery of such data will place a greater demand on available bandwidth and require the support of higher capacity networks. The bulk of this traffic, which continues to grow at a very high rate, is already routed through the optical networking infrastructure used by local and long distance carriers, as well as Internet service providers. Optical fiber offers substantially greater bandwidth capacity, is less error prone, and is easier to administer than older copper wire technologies. As greater bandwidth capability is delivered closer to the end user, increased demand for higher content, real-time, interactive visual and audio content is expected. We believe that EMCORE is well positioned to benefit from the continued deployment of these higher capacity fiber-optic networks.

Customers for the Fiber Optics segment include: Avago Technologies, Inc., Alcatel, Aurora Networks, BUPT-GUOAN Broadband, C-Cor Electronics, Cisco, Finisar, Hewlett-Packard Corporation, Intel Corporation, Jabil, JDSU, Motorola, Network Appliance, Sycamore Networks, Inc., and Tellabs.

Annual fiber optics revenue increased $5.5 million or 5% to $110.4 million from $104.9 million, as reported in the prior year. On a quarterly basis, fiscal 2007 revenue was $25.3 million, $26.2 million, $27.6 million and $31.3 million. On a quarterly basis, fiscal 2006 revenue was $25.0 million, $25.9 million, $26.0 million and $28.0 million. The annual increase in revenue is primarily due to recent acquisitions and a significant increase in the demand for our CATV products, satellite communications, telecommunications and FTTP components. Also, despite higher revenue for this segment, revenue from our legacy products that serve the digital fiber optics sector were lower than last year due to customer inventory management and increased competition. The communications industry in which we participate continues to be dynamic. The driving factor is the competitive environment that exists between cable operators, telephone companies, and satellite and wireless service providers. Each are rapidly investing capital to deploy a converging multi-service network capable of delivering "triple play services", i.e. video, voice and data content, bundled as a service provided by a single communication provider. As a market leader in RF transmission over fiber products for the CATV industry, EMCORE enables cable companies to offer multiple forms of communications to meet the expanding demand for high-speed Internet, on-demand and interactive video, and other new services (such as HDTV and VoIP). Television is also undergoing a major transformation, as the U.S. Government requires television stations to broadcast exclusively in digital format, abandoning the analog format used for decades. Although the transition date for digital transmissions is not expected for several years, the build-out of these television networks has already begun. To support the telephone companies plan to offer competing video, voice and data services through the deployment of new fiber-based systems, EMCORE has developed and maintains customer qualified FTTP components and subsystem products. Our CATV and FTTP products include broadcast analog and digital fiber optic transmitters, quadrature amplitude modulation (QAM) transmitters, video receivers, and passive optical network (PON) transceivers. Government contract revenue in fiscal 2007 and 2006 totaled $1.5 million and $1.9 million, respectively. Fiber optics revenue represented 65% and 73% of EMCORE's total consolidated revenue for fiscal 2007 and 2006, respectively.

Photovoltaics

EMCORE is a leader in providing solar power generation solutions to the global communications satellite industry and U.S. Government space programs. EMCORE manufactures advanced compound semiconductor-based solar cell products and solar panels, which are more resistant to radiation levels in space and convert substantially more power from sunlight than silicon-based solutions. EMCORE's Photovoltaics segment designs and manufactures multi-junction compound semiconductor-based solar cells for both commercial and military satellite applications.

Customers for the Photovoltaics segment include Boeing, General Dynamics, Green and Gold Energy, Indian Space Research Organization ("ISRO"), Lockheed Martin, and Space Systems/Loral.

Annual photovoltaics revenue increased $20.5 million or 53% to $59.2 million from $38.7 million, as reported in the prior year. On a quarterly basis, fiscal 2007 revenue was $13.2 million, $13.4 million, $16.8 million and $15.8 million. On a quarterly basis, fiscal 2006 revenue was $10.7 million, $10.3 million, $10.4 million and $7.3 million. In fiscal 2007, our Photovoltaics division continued to experience increased demand for its space and terrestrial solar cells, solar panels and U.S. Government-related research contracts. Revenue for the quarter ended September 30, 2006 was reduced because EMCORE did not receive export licenses covering three international satellite programs in time to ship product.

Subsequently, EMCORE received license approvals on all three of the programs and the delayed orders were shipped to the customers in the first quarter of fiscal 2007. EMCORE is currently required to obtain approvals from the Department of State in order to export certain satellite photovoltaic products. Government contract revenue totaled $20.4 million and $9.2 million in fiscal 2007 and 2006, respectively. Photovoltaics revenue represented 35% and 27% of EMCORE's total consolidated revenue for fiscal 2007 and 2006, respectively.

We see additional areas for growth resulting from the joint venture between ISRO and EADS Astrium for the manufacture of GEO communication satellites. EMCORE is a leading supplier of solar cell products to ISRO, and we anticipate increased activity with that customer. Government and military procurement remains steady, and we have recently been awarded solar panel government contracts for military and science missions, and this represents an expansion of our customer base.

EMCORE had been engaged in a multi-year cost reimbursable solar cell development and production contract for a major U.S. aerospace corporation. It was previously reported that the contract would exceed $40.0 million in development and production revenue over the next several years. Although we recognized significant revenue for this program during fiscal 2007, our customer notified us in August 2007 that their program had been terminated for convenience by the U.S. Government. We adjusted our order backlog accordingly and this will have no effect on our fiscal 2008 revenue guidance. In fiscal 2008, we expect to recognize additional revenue from this program related to contract termination costs. We also expect revenue in fiscal 2008 from a new U.S. Government contract that has similar technical contract requirements.

In August 2007, EMCORE was awarded a follow-on production order from Green and Gold Energy (GGE) for three million solar cells for use in GGE's SunCube™ terrestrial concentrator system. This 105 MW purchase order represents a follow-on order to an initial 5 MW order placed earlier in 2007. All hardware ordered under this contract is to be shipped by December 2008.

On November 28, 2006, EMCORE announced that its Photovoltaics division had been awarded a multi-year purchase order from a leading manufacturer of high power geosynchronous communications satellites. EMCORE estimates the expected revenue from the purchase order at more than $41.0 million over a period of 3 years. EMCORE will supply state of the art, high efficiency multi-junction solar cells for approximately ten high power satellites. Production of the solar cells will take place at EMCORE's state-of-the-art multi-junction solar cell production facility located in Albuquerque, New Mexico. The recently awarded purchase order represents an extension to an existing multi-year purchasing agreement with a leading U.S. commercial satellite manufacturer. The agreement calls for continuous solar cell production through 2009 with several hundred thousand solar cells to be delivered to the end customer.

In February 2006, EMCORE was awarded a subcontract to participate in the Defense Research Projects Agency (DARPA) Very High Efficiency Solar Cell (VHSEC) program to more than double the efficiency of terrestrial solar cells within the next fifty months. EMCORE was selected by the University of Delaware, the prime contractor for the DARPA VHSEC program, to develop advanced III-V multi-junction solar cells in Phase I of the program effort. The VHSEC program will provide up to $53.0 million in funding, which will be awarded to program participants in various phases over the next several years.

Gross Profit

Gross profit increased $4.4 million or 17% to $30.4 million from $26.0 million in the prior year. Compared to the prior year, gross margins remained constant at 18%. On a segment basis, margins for Fiber Optics decreased slightly from 20% to 19% primarily due to unabsorbed overhead as a result of lower revenue from our legacy products that serve the digital fiber optics sector. Margins for the Photovoltaics segment increased from 12% to 17%. This increase was due to increased revenues and improved product mix, a shift to generally higher margin products along with higher overhead absorption. In October 2006, EMCORE consolidated its solar panel manufacturing into a state-of-the-art facility located in Albuquerque, New Mexico. The establishment of a modern solar panel manufacturing facility, adjacent to our solar cell fabrication operations, facilitates consistency, as well as reduces manufacturing costs.

Actions designed to improve our gross margins (through product mix improvements, cost reductions associated with product transfers and product rationalization, maximizing production yields on high-performance devices and quality improvements, among other things) continue to be a principal focus for us. We focus our activities on developing new process control and yield management tools that enable us to accelerate the adoption of new technologies into full-volume production, while minimizing their associated risks.

On October 1, 2005, EMCORE adopted SFAS 123(R) and incurred stock-based compensation expense as more fully described in Note 4, Equity, of the Notes to Consolidated Financial Statements. In fiscal 2007 and 2006, gross profit included $1.4 million and $1.1 million of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R), respectively.

Operating Expenses

Selling, General and Administrative. SG&A expenses increased $19.6 million or 51% to $57.8 million from $38.2 million in the prior year. Consistent with prior years, SG&A expense includes corporate overhead expenses. As a percentage of revenue, SG&A increased from 27% to 34%. The increase in SG&A expense is primarily due to:

- professional fees incurred of $10.6 million associated with our review of historical stock option granting practices;
- non-recurring legal expenses and restructuring and severance-related charges associated with facility closures and consolidation of operations that totaled $6.1 million and $2.8 million, respectively; and
- continued investment in personnel strategic to our business.

Research and Development. Our R&D efforts have been sharply focused to maintain our technological leadership position by working to improve the quality and attributes of our product lines. We also invest significant resources to develop new products and production technology to expand into new market opportunities by leveraging our existing technology base and infrastructure. Our efforts are focused on designing new proprietary processes and products, on improving the performance of our existing materials, components, and subsystems, and on reducing costs in the product manufacturing process. In addition to using our internal capacity to develop and manufacture products for our target markets, EMCORE continues to expand its portfolio of products and technologies through acquisitions.

R&D expenses increased $10.3 million or 52% to $30.0 million from $19.7 million in the prior year. The increase in R&D is due to $7.9 million of R&D expenses incurred at our new terrestrial solar power division. As a percentage of revenue, R&D increased to 18% from 14% reported in prior period. We believe that recently completed R&D projects have the potential to greatly improve our competitive position and drive revenue growth in the next few years.

As part of the ongoing effort to cut costs, many of our projects are to develop lower cost versions of our existing products and of our existing processes, while improving quality. Also, we have implemented a program to focus research and product development efforts on projects that we expect to generate returns within one year. As a result, over the last several years, EMCORE has reduced overall R&D costs as a percentage of revenue without, we believe, jeopardizing future revenue opportunities. Our technology and product leadership is an important competitive advantage. Driven by current and anticipated demand, we will continue to invest in new technologies and products that offer our customers increased efficiency, higher performance, improved functionality, and/or higher levels of integration. In fiscal 2008, we expect R&D spending as a percentage of revenue to decrease after our second-generation concentrator photovoltaic ("CPV") system is transferred from R&D to production.

Other Income & Expenses

Loss from Convertible Subordinated Notes Exchange Offer. In November 2005, EMCORE exchanged $14.4 million of convertible subordinated notes due in May 2006 for $16.6 million of newly issued convertible subordinated notes due May 15, 2011. As a result of this transaction, EMCORE recognized approximately $1.1 million of expense in the first quarter of fiscal 2006 related to the early extinguishment of debt. EMCORE will also incur additional expense of approximately $1.1 million over the life of the subordinated notes, which will be charged to interest expense. This charge will increase interest expense by approximately $50,000 per quarter through May 2011, the maturity date of the convertible subordinated notes.

Loss from Early Redemption of Convertible Subordinated Notes. In April 2007, EMCORE redeemed $11.4 million of convertible subordinated notes due in May 2011. As a result of this transaction, EMCORE recognized a loss of approximately $0.6 million in the third quarter of fiscal 2007 related to the redemption of debt.

Impairment of Investment. In February 2002, EMCORE purchased preferred stock of Archcom Technologies, Inc., a venture-funded, start-up optical networking components company that designs, manufactures and markets a series of high performance lasers and photodiodes for datacom and telecom industries. In fiscal 2006, EMCORE wrote-off its remaining investment in Archcom totaling $0.5 million.

Gain on Insurance Proceeds. During the three months ended March 31, 2007, we recognized a gain of $0.4 million related to insurance proceeds received.

Net Gain on Sale of GELcore Investment. In August 2006, EMCORE sold its 49% membership interest in GELcore, LLC for $100.0 million to General Electric Corporation, which prior to the transaction owned the remaining 51% membership interest in GELcore. EMCORE recorded a net gain of $88.0 million, before tax, on the sale of GELcore, after netting EMCORE's investment in this joint venture of $10.8 million and transaction expenses of $1.2 million.

Provision for Income Taxes

As a result of its losses, the Company did not incur any income tax expense in fiscal 2007. EMCORE recorded a provision for income taxes totaling $1.9 million in connection with the gain on the sale of GELcore in fiscal 2006. See Note 17, Income Taxes, of the Notes to Consolidated Financial Statements for further discussion of the financial tax impact of the sale of GELcore.

Discontinued Operations

On August 18, 2006, EMCORE completed the sale of the assets of its EMD division, including inventory, fixed assets, and intellectual property to IQE. Under the terms of the purchase agreement, EMCORE sold the EMD division to IQE for $16.0 million, consisting of $13.0 million in cash and $3.0 million in the form of a secured promissory note of IQE, guaranteed by IQE's affiliates. The note was completely repaid in fiscal 2007, via four quarterly installments at an annual interest rate of 7.5%. EMCORE recorded a net gain of $7.6 million, after tax, on the sale of EMD, after netting EMCORE's investment in EMD of $6.0 million and transaction expenses of $2.4 million.

In November 2003, EMCORE sold its TurboDisc division in an asset sale to a subsidiary of Veeco Instruments Inc. (Veeco). The selling price was $60.0 million in cash at closing, with a potential additional earn-out up to $20.0 million over the next two years, calculated based on the net sales of TurboDisc products. In March 2005, EMCORE received $13.2 million of earn-out payment from Veeco in connection with its first year of net sales of TurboDisc products. After offsetting this receipt against expenses related to the discontinued operation, EMCORE recorded a net gain from the disposal of discontinued operations of $12.5 million. In March 2006, EMCORE received manufacturing equipment valued at $2.0 million less $0.1 million tax as a final earn-out payment from Veeco in connection with Veeco's second year of net sales of TurboDisc products. The cumulative additional earn-out totaled $15.2 million or 76% of the maximum available payout of $20.0 million.

Comparison of Fiscal Years Ended September 30, 2006 and 2005

EMCORE sold its EMD division in August 2006. All financial information that related to this division has been excluded from operations for comparison of financial performance.

Consolidated Revenue

EMCORE's consolidated revenue increased $28.1 million or 24% to $143.5 million from $115.4 million, as reported in the prior year. International sales increased $14.3 million or 73%, when compared to the prior year. Government contract revenue, which is primarily service revenue, increased $1.7 million or 18% to $11.1 million from $9.4 million, as reported in the prior year. A comparison of revenue achieved at each of EMCORE's reporting segments follows:

Fiber Optics

Annual fiber optics revenue increased $22.9 million or 28% to $104.9 million from $82.0 million, as reported in the prior year. On a quarterly basis, fiscal 2006 revenue was $25.0 million, $25.9 million, $26.0 million and $28.0 million. On a quarterly basis, fiscal 2005 revenue was $17.7 million, $19.0 million, $21.1 million and $24.2 million. The annual increase in revenue is primarily due to recent acquisitions and a significant increase in the demand for our 10G products, satellite communications, telecommunications and FTTP components as well as CATV. Government contract revenue in fiscal

2006 totaled $1.9 million. There was no government contract revenue for fiber optics products in fiscal 2005. Fiber optics revenue represented 73% and 71% of EMCORE's total consolidated revenue for fiscal 2006 and 2005, respectively.

Photovoltaics

Annual photovoltaics revenue increased $5.3 million or 16% to $38.7 million from $33.4 million, as reported in the prior year. On a quarterly basis, fiscal 2006 revenue was $10.7 million, $10.3 million, $10.4 million and $7.3 million. On a quarterly basis, fiscal 2005 revenue was $7.5 million, $7.8 million, $8.8 million and $9.3 million. Revenue for the quarter ended September 30, 2006 was reduced because EMCORE did not receive export licenses covering three international satellite programs in time to ship product. Subsequently, EMCORE received license approvals on all three of the programs and the delayed orders were shipped to the customers in the first quarter of fiscal 2007. Government contract revenue totaled $9.2 million and $9.4 million in fiscal 2006 and 2005, respectively. Photovoltaics revenue represented 27% and 29% of EMCORE's total consolidated revenue for fiscal 2006 and 2005, respectively.

Gross Profit

Gross profit increased $6.7 million or 35% to $26.0 million from $19.3 million in the prior year. Compared to the prior year, gross margins increased from 16.7% to 18.1%. On a segment basis, margins for Fiber Optics increased from 18% to 21% primarily from the increase in sales volume and savings from our manufacturing cost reduction program offset slightly from declining average selling prices. Margins for the Photovoltaics segment decreased from 14% to 13%. This decrease was due to product mix shift to generally lower margin products and higher overhead absorption variances as EMCORE consolidated its solar panel operations into a state-of-the-art facility located in Albuquerque, New Mexico. On October 1, 2005, EMCORE adopted SFAS 123(R) and incurred stock-based compensation expense in cost of revenues of approximately $1.1 million.

Operating Expenses

Selling, General and Administrative. SG&A expenses increased $15.0 million or 65% to $38.2 million from $23.2 million in the prior year. Consistent with prior years, SG&A expense includes corporate overhead expenses. As a percentage of revenue, SG&A increased from 20% to 27%. The increase in SG&A expense is primarily due to:

- acquisitions of Phasebridge Inc., Force Inc., and K2 Optronics, Inc.;
- a related-party partial loan forgiveness to our Chief Executive Officer that totaled approximately $2.7 million;
- stock-based compensation expense totaling $2.3 million in 2006;
- professional fees incurred of $1.3 million associated with our review of historical stock option granting practices;
- expenses associated with the move of our solar panel manufacturing facility to Albuquerque, New Mexico;
- Sarbanes-Oxley, in particular Section 404, compliance expense; and
- continued investment in personnel strategic to our business.

Research and Development. R&D expenses increased $3.2 million or 19% to $19.7 million from $16.5 million in the prior year. The increase in R&D is due to expenses attributable to the three businesses acquired since November 2005 and additional stock-based compensation expense of $1.3 million related to the adoption of SFAS 123(R). As a percentage of revenue, R&D remained flat at 14% for both fiscal 2006 and 2005.

Impairment. EMCORE recorded approximately $2.2 million of impairment charges on goodwill and intellectual property associated with the June 2004 acquisition of Corona Optical Systems, as more fully described in Note 9, Impairment, of the Notes to Consolidated Financial Statements.

Other Income & Expenses

Loss from Convertible Subordinated Notes Exchange Offer. In November 2005, EMCORE exchanged $14.4 million of convertible subordinated notes due in May 2006 for $16.6 million of newly issued convertible subordinated notes due May 15, 2011. As a result of this transaction, EMCORE recognized approximately $1.1 million of expense in the first quarter of fiscal 2006 related to the early extinguishment of debt.

Impairment of Investment. In February 2002, EMCORE purchased preferred stock of Archcom Technologies, Inc., a venture-funded, start-up optical networking components company that designs, manufactures and markets a series of high performance lasers and photodiodes for datacom and telecom industries. In fiscal 2006, EMCORE wrote-off its remaining investment in Archcom totaling $0.5 million.

Net Gain on Sale of GELcore Investment. In August 2006, EMCORE sold its 49% membership interest in GELcore, LLC for $100.0 million to General Electric Corporation, which prior to the transaction owned the remaining 51% membership interest in GELcore. EMCORE recorded a net gain of $88.0 million, before tax, on the sale of GELcore, after netting EMCORE's investment in this joint venture of $10.8 million and transaction expenses of $1.2 million.

Provision for Income Taxes

EMCORE recorded a provision for income taxes totaling $1.9 million in connection with the gain on the sale of GELcore. As a result of its losses, the Company did not incur any income tax expense in fiscal 2005. See Note 17, Income Taxes, of the Notes to Consolidated Financial Statements for further discussion of the financial tax impact of the sale of GELcore.

Discontinued Operations

On August 18, 2006, EMCORE completed the sale of the assets of its EMD division, including inventory, fixed assets, and intellectual property to IQE. Under the terms of the purchase agreement, EMCORE sold the EMD Business to IQE for $16.0 million, consisting of $13.0 million in cash and $3.0 million in the form of a secured promissory note of IQE, guaranteed by IQE's affiliates. EMCORE recorded a net gain of $7.6 million, after tax, on the sale of EMD, after netting EMCORE's investment in EMD of $6.0 million and transaction expenses of $2.4 million.

In November 2003, EMCORE sold its TurboDisc division in an asset sale to a subsidiary of Veeco Instruments Inc. (Veeco). The selling price was $60.0 million in cash at closing, with a potential additional earn-out up to $20.0 million over the next two years, calculated based on the net sales of TurboDisc products. In March 2005, EMCORE received $13.2 million of earn-out payment from Veeco in connection with its first year of net sales of TurboDisc products. After offsetting this receipt against expenses related to the discontinued operation, EMCORE recorded a net gain from the disposal of discontinued operations of $12.5 million. In March 2006, EMCORE received manufacturing equipment valued at $2.0 million less $0.1 million tax as a final earn-out payment from Veeco in connection with Veeco's second year of net sales of TurboDisc products. The cumulative additional earn-out totaled $15.2 million or 76% of the maximum available payout of $20.0 million.

Liquidity and Capital Resources

We believe that our current liquidity should be sufficient to meet our cash needs for working capital through the next twelve months. If cash generated from operations and cash on hand are not sufficient to satisfy EMCORE's liquidity requirements, EMCORE will seek to obtain additional equity or debt financing. On December 17, 2007, EMCORE entered into an asset purchase agreement with Intel Corporation to purchase certain assets of Intel's Optical Platform Division for a purchase price of $85 million. The purchase price will be paid $75 million in cash and $10 million in cash or EMCORE common stock, at EMCORE's option. EMCORE has plans to improve its liquidity position through additional equity financing, as well as potential asset sales. Additional funding may not be available when needed, or on terms acceptable to EMCORE. If EMCORE is required to raise additional financing and if adequate funds are not available or not available on acceptable terms, our ability to continue to fund expansion, develop and enhance products and services, or otherwise respond to competitive pressures may be severely limited. Such a limitation could have a material adverse effect on EMCORE's business, financial condition, results of operations, and cash flow.

Working Capital

As of September 30, 2007, EMCORE had working capital of approximately $63.2 million, which was a decrease of $66.5 million when compared to $129.7 million as of September 30, 2006. Cash, cash equivalents, and marketable securities as of September 30, 2007 totaled $41.2 million, which reflects a net decrease of $82.8 million from September 30, 2006.

Cash Flow

Net Cash Used For Operations - Net cash used for operating activities increased $20.1 million or 76% to $46.4 million for the fiscal year ended September 30, 2007 from $26.3 million, as reported in the prior period, primarily due to increased SG&A expenses associated with the review of historical stock option granting practices, patent litigation and costs related to recent business acquisitions.

Net Cash Provided by Investing Activities - For the fiscal year ended September 30, 2007, net cash provided by investing activities increased by $22.7 million to $46.9 million from $24.2 million, as reported in the prior year. Changes in investing cash flow during the fiscal year ended September 30, 2007 and 2006 consisted of:

- EMCORE sold a net of $72.3 million of marketable securities during fiscal 2007 primarily to fund operations compared to a net purchase of $80.7 million in the prior year.
- Cash proceeds received during fiscal 2006 of $100.0 million from the sale of the GELcore investment.
- Capital expenditures increased to $10.1 million during fiscal 2007 from $7.3 million, as reported in the prior fiscal year. A significant portion of the increase in capital spending is related to our Photovoltaics division as it increases manufacturing capacity.
- In November 2006, EMCORE made an investment of $13.5 million in Worldwater & Solar Technologies Corp., representing the first tranche of its planned $18.0 million investment, in return for an amount of convertible preferred stock and warrants of WorldWater.

Net Cash Used In Financing Activities - For the fiscal year ended September 30, 2007; net cash used for financing activities increased $16.1 million to $11.0 million from net cash provided of $5.1 million. The increase was primarily driven by the $11.4 million principal payment of convertible subordinated notes in fiscal 2007 and a reduction in proceeds from the exercise of stock options.

Financing Transactions

In May 2001, EMCORE issued $175.0 million of 5% convertible subordinated notes due in May 2006 ("2006 Notes"). In December 2002, EMCORE purchased $13.2 million of the 2006 Notes at prevailing market prices for approximately $6.3 million, resulting in a gain of approximately $6.6 million after netting unamortized debt issuance costs of approximately $0.3 million. In February 2004, EMCORE exchanged approximately $146.0 million, or 90.2%, of its remaining 2006 Notes for approximately $80.3 million of new 5% convertible subordinated notes due May 15, 2011 ("2011 Notes") and approximately 7.7 million shares of EMCORE common stock. Interest on the 2011 Notes is payable in arrears semiannually on May 15 and November 15 of each year. The notes were convertible into EMCORE common stock at a conversion price of $8.06 per share, subject to adjustment under customary anti-dilution provisions. As a result of this transaction, EMCORE reduced debt by approximately $65.7 million, recorded a gain from early debt extinguishment of approximately $12.3 million.

In November 2005, EMCORE exchanged $14.4 million of 2006 Notes for $16.6 million of newly issued convertible subordinated notes due May 15, 2011 ("New 2011 Notes" and together with the 2011 Notes, the "Notes") pursuant to an exchange agreement with Alexandra Global Master Fund Ltd. ("Alexandra"). The terms of the New 2011 Notes are identical in all material respects to the 2011 Notes. The New 2011 Notes are ranked pari passu with the existing 2011 Notes. The New 2011 Notes will be convertible at any time prior to maturity, unless previously redeemed or repurchased by EMCORE, into the shares of EMCORE common stock, no par value, at the conversion rate of 124.0695 shares of common stock per $1,000 principal amount. The effective conversion rate was $8.06 per share of common stock, subject to adjustment under customary anti-dilution provisions. As a result of this transaction, EMCORE recognized a loss of approximately $1.1 million in the first quarter of fiscal 2006 related to the early extinguishment of debt. EMCORE will also incur additional expense of approximately $1.1 million over the life of the subordinated notes issued to Alexandra, which will be charged to interest expense. Furthermore, the 2006 Notes exchanged by Alexandra represented approximately 91.4% of the $15.8 million total amount of existing 2006 Notes outstanding at the time of the transaction. EMCORE paid the remaining $1.4 million of 2006 Notes on the May 15, 2006 maturity date.

For the years ended September 30, 2007, 2006, and 2005, interest expense relating to the notes approximated $5.0 million, $5.4 million, and $4.8 million, respectively.

The $2.3 million of costs incurred in connection with the issuance of the 2006 Notes, 2011 Notes and the New 2011 Notes were capitalized and are being amortized to SG&A on a straight-line basis for over the remaining life of the notes which approximates the charge using the implied interest method. Issuance costs related to the notes, net of amortization, were $0.8 million, $1.1 million and $1.5 million as of September 30, 2007, 2006 and 2005, respectively. The unamortized portions of the issuance costs are included in "Other assets" on the consolidated balance sheets.

On April 9, 2007, the Company entered into a Supplemental Indenture with Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), which amends the Indenture, dated as of February 24, 2004, between the Company and the Trustee, governing the 2011 Notes and the Indenture, dated as of November 16, 2005 between the Company and the Trustee, governing the New 2011 Notes. Each Supplemental Indenture, among other things, increased the interest rate of the applicable Notes to 5.5% from 5.0%, reduced the conversion price (as defined in the applicable Indenture) from $8.06 to $7.01, provided for an increase in the conversion rate (as defined in the applicable Supplemental Indenture) in the event of a non-stock change of Control (as defined in the applicable Supplemental Indenture), amended the restriction on payment of dividends, amended the definition of "events of default" and provided for an additional payment in certain circumstances in which the Company fails to comply with its reporting obligations under the applicable Indenture. The Supplemental Indentures also provided a waiver of the Company's failure to file certain reports with the SEC.

In order to give effect to the Supplemental Indentures, the Company entered into a Consent to Amendment and Waiver, dated as of April 9, 2007 (the "2004 Consent"), with certain holders of the 2011 Notes (the "2004 Consenting Holders"), and a Consent to Amendment and Waiver, dated as of April 9, 2007 (the "2005 Consent" and together with the 2004 Consent, the "Consents"), with the holder of the New 2011 Notes (together with the 2004 Consenting Holders, the "Consenting Holders"), pursuant to which holders of at least a majority of the outstanding 2011 Notes and at least a majority of the New 2011 Notes consented to the execution and delivery of the 2004 Supplemental Indenture and the 2005 Supplemental Indenture, respectively. The Consenting Holders also waived any and all defaults (as defined in the applicable Indenture) and events of default (as defined in the applicable Indenture) relating to any failure of the Company to observe or perform any covenant or agreement contained in the Notes or the Indentures as a result of the Company's failure to file with the SEC, or with the Trustee, its Annual Report on Form 10-K for the year ended September 30, 2006, its Annual Report on Form 10-Q for the quarter ended December 31, 2006 and/or any other reports that the Company fails to file in a timely manner for reasons in whole or in part directly or indirectly attributable to or arising out of the Company's review of its historical stock option grants as initially reported in the Company's Current Report on Form 8-K filed with the SEC on November 6, 2006. The Consenting Holders agree to rescind any notice of acceleration delivered to the Company with respect to such failure to file.

The Consents also provided the Company with the option to repurchase an aggregate of $11.4 million of the outstanding principal amount of the Notes held by the Consenting Holders at a purchase price equal to $1,000 per $1,000 principal amount of the Notes purchased, plus accrued and unpaid interest, if any, to but excluding the date of purchase. The Company exercised this option and repurchased $11.4 million of its outstanding notes on April 13, 2007. Accordingly, the Company classified the $11.4 million principal repayment as a current liability as of September 30, 2006.

As a result of this transaction, we recognized a loss of approximately $0.6 million in the third quarter of fiscal 2007 related to the early redemption of debt. We will also incur additional expense of approximately $0.5 million over the remaining life of the convertible subordinated notes, which will be charged to interest expense.

The Company may redeem some or all of its convertible notes, at par value, if the closing price of the Company's common stock exceeds $12.09 per share for at least twenty trading days within a period of any thirty consecutive trading days ending on the trading day prior to the date of mailing the notice of redemption. The notice of redemption must be mailed to the holders of the convertible notes at least 20 days but not more than 60 days before the redemption date. Once the notice of redemption is mailed by the Company to the holders of its convertible notes, the convertible notes become irrevocably due and payable on the redemption date. Each of the indentures governing the convertible notes requires the Company to deposit funds sufficient to cover the redemption price of, plus accrued and unpaid interest on, the convertible notes to be redeemed with the Trustee one business day prior to the redemption date. The holders of the convertible notes can convert the convertible notes into shares of the Company's common stock at any time before maturity, or with respect to convertible notes called for redemption, until the close of business on the business day immediately preceding the redemption date. The number of shares issuable upon conversion is determined by dividing the principal amount to be converted by the conversion price in effect on the conversion date. The conversion price is $7.01, subject to customary anti-dilution adjustments.

If our cash flow is inadequate to meet our obligations or we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the Notes or our other obligations, we would be in default under the terms thereof. Default under any of the Note Indentures would permit the holders of the Notes to accelerate the maturity of the Notes and could cause defaults under future indebtedness we may incur. Any such default would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. In addition, we cannot assure you that we would be able to repay amounts due in respect of the Notes if payment of any of the Notes were to be accelerated following the occurrence of an event of default as defined in the respective Note Indentures.

EMCORE may repurchase 2011 Notes and/or New 2011 Notes through various means, including, but not limited to, one or more open market or privately negotiated transactions in future periods. The timing and amount of repurchase, if any, whether *de minimis* or material, will depend on many factors, including, but not limited to, the availability of capital, the prevailing market price of the notes, and overall market conditions.

In September 2005, EMCORE entered into a non-recourse receivables purchase agreement ("AR Agreement") with Silicon Valley Bank ("SVBank"). Under the terms of the AR Agreement, EMCORE from time to time may sell, without recourse, certain account receivables to SVBank up to a maximum aggregate outstanding amount of $20.0 million. In September 2006, EMCORE sold approximately $3.0 million of account receivables to SVBank. The AR Agreement expired on December 31, 2006.

Contractual Obligations and Commitments

EMCORE's contractual obligations and commitments over the next five years are summarized in the table below:

As of September 30, 2007 *(in millions)*	Total	2008	2009 to 2010	2011 to 2012	2013 and later
Convertible subordinated notes (1)	$ 85.4(1)	$ -	$ -	$ 85.4(1)	$ -
Interest on convertible subordinated notes	18.8	4.7	9.4	4.7	-
Operating lease obligations	7.8	1.4	2.2	1.3	2.9
JDSU inventory obligations	1.3	1.3	-	-	-
Letters of credit	1.5	1.5	-	-	-
Purchase commitments (2)	294.2	68.6	134.9	90.7	-
Total contractual cash obligations and commitments	$ 409.0	$ 77.5	$ 146.5	$ 182.1	$ 2.9

(1) Does not include $0.4 million of loss related to extinguishment of debt incurred in fiscal 2005 and early redemption in fiscal 2007 (see Note 15 – Convertible Subordinated Notes).

(2) The purchase commitments primarily represent the value of purchase agreements issued for raw materials and services that have been scheduled for fulfillment over the next three to five years.

Our long-term debt is convertible debt, and therefore may be converted to EMCORE common stock before maturity under certain circumstances. Operating leases include non-cancelable terms and exclude renewal option periods, property taxes, insurance and maintenance expenses on leased properties. The JDSU inventory purchase obligation is an estimate based on the best information available. As of September 30, 2007, EMCORE does not have any significant purchase obligations or other long-term liabilities beyond those listed in the table above.

Change In Management

Mr. Scott T. Massie, an Executive Vice President and Chief Operating Officer of the Company, resigned and left the Company on December 29, 2006. Dr. Hong Q. Hou was appointed as President and Chief Operating Officer and was elected to the Company's Board of Directors. The Company also reported that Mr. Reuben F. Richards will continue to serve as Chief Executive Officer until the Company's Annual Meeting in 2008, at which time he will become Executive Chairman and Chairman of the Board of Directors and Dr. Thomas J. Russell, the current Chairman, will become Chairman Emeritus and Lead Director. The Board of Directors has offered Dr. Hong Q. Hou the position of Chief Executive Officer after Mr. Richards becomes Chairman.

Shortly after the Company sold both its New Jersey-based Electronic Materials and Device ("EMD") division and its GELcore joint venture, EMCORE announced the relocation of its headquarters to Albuquerque, New Mexico. Three officers of the Company decided against relocation and resigned.

- Mr. Thomas G. Werthan, an Executive Vice President and Chief Financial Officer of the Company, resigned and left the Company on February 19, 2007. Mr. Werthan joined the Company in June 1992. Mr. Werthan will continue to be a member of the Board of Directors, a position he has held since joining the Company. In February 2007, Mr. Adam Gushard, former Vice President of Finance, was appointed Interim Chief Financial Officer. As discussed in Note 10, Receivables, in connection with Mr. Werthan's resignation and pursuant to the terms of his promissory note, the Board of Directors forgave a loan he had with the Company. Mr. Werthan was responsible for the personal taxes related to the loan forgiveness.

- Mr. Howard W. Brodie, an Executive Vice President, Chief Legal Officer and Secretary of the Company, resigned and left the Company on April 27, 2007. Mr. Brodie joined the Company in 1999. In April 2007, Mr. Keith Kosco was appointed Chief Legal Officer and Secretary of the Company.

- Dr. Richard A. Stall, Executive Vice President and the Chief Technology Officer of the Company, resigned and left the Company on June 27, 2007. Dr. Stall co-founded the Company in 1984. On December 18, 2006, after ten years of service on the Board, Dr. Stall resigned his seat on the Board. Dr. John Iannelli, Ph.D. joined the Company in January 2003 through the acquisition of Ortel from Agere Systems and was appointed Chief Technology Officer in June 2007.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in currency exchange rates and interest rates. We do not use derivative financial instruments for speculative purposes.

Currency Exchange Rates. Although EMCORE enters into transactions denominated in foreign currencies from time to time, the total amount of such transactions is not material. Accordingly, fluctuations in foreign currency values would not have a material adverse effect on our future financial condition or results of operations. However, some of our foreign suppliers may adjust their prices (in $US) from time to time to reflect currency exchange fluctuations, and such price changes could impact our future financial condition or results of operations. The Company does have a subsidiary located in China. Due to the relative volume of transactions through this subsidiary, we do not believe that we have significant exposure to foreign currency exchange risks. The Company does not currently hedge its foreign currency exposure.

Interest Rates. We maintain an investment portfolio in a variety of high-grade (AAA), short-term debt and money market instruments, which carry a minimal degree of interest rate risk. Due in part to these factors, our future investment income may be slightly less than expected because of changes in interest rates, or we may suffer insignificant losses in principal if forced to sell securities that have experienced a decline in market value because of changes in interest rates. The Company does not currently hedge its interest rate exposure.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EMCORE CORPORATION
Consolidated Statements of Operations
For the fiscal years ended September 30, 2007, 2006 and 2005
(in thousands, except per share data)

	2007	2006	2005
Product revenue	$ 148,334	$ 132,304	$ 106,566
Service revenue	21,272	11,229	8,801
Total revenue	169,606	143,533	115,367
Cost of product revenue	124,480	109,880	88,886
Cost of service revenue	14,758	7,701	7,179
Total cost of revenue	139,238	117,581	96,065
Gross profit	30,368	25,952	19,302
Operating expenses:			
Selling, general and administrative	57,844	38,177	23,219
Research and development	29,980	19,692	16,454
Impairment of goodwill and intellectual property	-	2,233	-
Total operating expenses	87,824	60,102	39,673
Operating loss	(57,456)	(34,150)	(20,371)
Other expense (income):			
Interest income	(4,120)	(1,286)	(1,081)
Interest expense	4,985	5,352	4,844
Loss from convertible subordinated notes exchange offer	-	1,078	-
Loss from early redemption of convertible subordinated notes	561	-	-
Gain from insurance proceeds	(357)	-	-
Impairment of investment	-	500	-
Loss on disposal of property, plant and equipment	210	424	439
Net gain on sale of GELcore investment	-	(88,040)	-
Equity in net loss of GELcore investment	-	599	112
Equity in net loss of Velox investment	-	332	-
Foreign exchange gain	(13)	-	-
Total other expense (income)	1,266	(81,041)	4,314
(Loss) income from continuing operations before income taxes	(58,722)	46,891	(24,685)
Provision for income taxes	-	1,852	-
(Loss) income from continuing operations	(58,722)	45,039	(24,685)
Discontinued operations:			
Income (loss) from discontinued operations	-	373	(1,276)
Gain on disposal of discontinued operations, net of tax	-	9,511	12,476
Income from discontinued operations	-	9,884	11,200
Net (loss) income	$ (58,722)	$ 54,923	$ (13,485)
Per share data:			
Basic per share data:			
(Loss) income from continuing operations	$ (1.15)	$ 0.91	$ (0.52)
Income from discontinued operations	-	0.20	0.24
Net (loss) income	$ (1.15)	$ 1.11	$ (0.28)
Diluted per share data:			
(Loss) income from continuing operations	$ (1.15)	$ 0.87	$ (0.52)
Income from discontinued operations	-	0.19	0.24
Net (loss) income	$ (1.15)	$ 1.06	$ (0.28)
Weighted-average number of shares outstanding:			
Basic	51,001	49,687	47,387
Diluted	51,001	52,019	47,387

The accompanying notes are an integral part of these consolidated financial statements.

EMCORE CORPORATION
Consolidated Balance Sheets
As of September 30, 2007 and 2006
(in thousands)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,151	$ 22,592
Restricted cash	1,538	738
Marketable securities	29,075	101,375
Accounts receivable, net of allowance of $802 and $552, respectively	38,151	27,387
Receivables, related parties	332	453
Notes receivable	-	3,000
Inventory, net	29,205	23,252
Prepaid expenses and other current assets	4,350	4,518
Total current assets	114,802	183,315
Property, plant and equipment, net	57,257	55,186
Goodwill	40,990	40,447
Other intangible assets, net	5,275	4,293
Investments in unconsolidated affiliates	14,872	981
Long-term receivables, related parties	-	82
Other non-current assets, net	1,540	3,243
Total assets	$ 234,736	$ 287,547
LIABILITIES and SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 22,685	$ 20,122
Accrued expenses and other current liabilities	28,776	22,082
Income taxes payable	137	-
Convertible subordinated notes, current portion	-	11,428
Total current liabilities	51,598	53,632
Convertible subordinated notes	84,981	84,516
Total liabilities	136,579	138,148
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Preferred stock, $0.0001 par, 5,882 shares authorized, no shares outstanding	-	-
Common stock, no par value, 100,000 shares authorized, 51,208 shares issued and 51,049 shares outstanding as of September 30, 2007; 50,962 shares issued and 50,803 shares outstanding as of September 30, 2006	443,835	436,338
Accumulated deficit	(343,578)	(284,856)
Accumulated other comprehensive loss	(17)	-
Treasury stock, at cost; 159 shares as of September 30, 2007 and 2006	(2,083)	(2,083)
Total shareholders' equity	98,157	149,399
Total liabilities and shareholders' equity	$ 234,736	$ 287,547

The accompanying notes are an integral part of these consolidated financial statements.

EMCORE CORPORATION
Consolidated Statements of Shareholders' Equity
For the fiscal years ended September 30, 2007, 2006 and 2005
(in thousands)

	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shareholders' Notes Receivable	Treasury Stock	Total Shareholders' Equity
Balance at October 1, 2004	**46,931**	**$ 413,180**	**$ (326,294)**	**$ (111)**	**$ (34)**	**$ (932)**	**$ 85,809**
Net loss			(13,485)				(13,485)
Translation adjustment				111			34
Comprehensive loss			(13,485)	111			(13,374)
Stock-based compensation		378					378
Stock option exercises	483	936					936
Compensatory stock issuances	247	774					774
Issuance of common stock – ESPP	342	1,006					1,006
Forgiveness of shareholders' note receivable					34		34
Balance at September 30, 2005	**48,003**	**416,274**	**(339,779)**	**-**	**-**	**(932)**	**75,563**
Net income (and comprehensive loss)			54,923				54,923
Stock-based compensation		4,994					4,994
Stock option exercises	1,655	6,326					6,326
Compensatory stock issuances	97	758					758
Issuance of common stock – ESPP	217	1,108					1,108
Issuance of common stock for acquisition of:							
Force, Inc.	240	1,625					1,625
Phasebridge, Inc.	128	700					700
K2 Optronics, Inc.	549	4,135					4,135
Shares issued in lieu of royalties	53	418					418
Treasury stock	(139)					(1,151)	(1,151)
Balance at September 30, 2006	**50,803**	**436,338**	**(284,856)**	**-**	**-**	**(2,083)**	**149,399**
Net loss			(58,722)				(58,722)
Translation adjustment				(17)			(17)
Comprehensive loss			(58,722)	(17)			(58,739)
Stock-based compensation		5,939					5,939
Stock option exercises	86	202					202
Compensatory stock issuances	160	787					787
Discount on debt due to early redemption of convertible subordinated notes		293					293
Proceeds from Executives for profits received upon exercise of stock options		276					276
Balance at September 30, 2007	**51,049**	**$ 443,835**	**$ (343,578)**	**$ (17)**	**$ -**	**$ (2,083)**	**$ 98,157**

The accompanying notes are an integral part of these consolidated financial statements.

EMCORE CORPORATION
Consolidated Statements of Cash Flows
For the fiscal years ended September 30, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net (loss) income	$ (58,722)	$ 54,923	$ (13,485)
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Stock-based compensation expense	5,939	4,727	317
Income from discontinued operations	-	(373)	1,276
Gain on disposal of discontinued operations	-	(9,511)	(12,476)
Gain on sale of GELcore investment	-	(88,040)	-
Depreciation and amortization expense	10,122	12,332	13,177
Loss on disposal of property, plant and equipment	210	424	439
Provision (adjustment) for doubtful accounts	1,341	183	(290)
Accretion of loss from convertible subordinated notes exchange offer	198	165	-
Loss on convertible subordinated notes exchange offer	-	1,078	-
Loss from early redemption of convertible subordinated notes	561	-	-
Equity in net loss of unconsolidated affiliates	-	931	112
Compensatory stock issuances	787	758	775
Reduction of note receivable due for services received	521	521	521
Loss on impairment of goodwill and intellectual property	-	2,233	-
Impairment of investment	-	500	-
Forgiveness of shareholders' notes receivable	82	2,613	34
Total non-cash adjustments	19,761	(71,459)	3,885
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(10,408)	(7,690)	(787)
Related party receivables	-	67	(397)
Inventory	(5,247)	(5,523)	(503)
Prepaid and other current assets	358	(48)	(1,114)
Other assets	(631)	(302)	(2984)
Accounts payable	2,187	4,148	165
Accrued expenses and other current liabilities	6,320	1,248	(965)
Total change in operating assets and liabilities	(7,421)	(8,100)	(3,899)
Net cash used in operating activities of continuing operations	(46,382)	(24,636)	(13,499)
Net cash used in operating activities of discontinued operations	-	(1,652)	(1,788)
Net cash used in operating activities	(46,382)	(26,288)	(15,287)
Cash flows from investing activities:			
Cash proceeds from sale of GELcore investment	-	100,000	-
Purchase of plant and equipment	(10,065)	(7,311)	(5,134)
Proceeds from insurance recovery	362	-	-
Investments in unconsolidated affiliates	(13,891)	-	(1,495)
Proceeds from employee notes receivable	121	-	-
Proceeds from notes receivable	3,000	-	-
Proceeds from (investments in) associated company	-	500	(1,000)
Cash purchase of businesses, net of cash acquired	(4,097)	610	(2,821)
Purchase of marketable securities	(26,000)	(100,325)	(13,275)
Sale of marketable securities	98,300	19,600	24,775
Funding of restricted cash	(800)	(138)	(547)
Proceeds from disposals of property, plant and equipment	22	21	15
Investing activities of discontinued operations	-	11,267	12,974
Net cash provided by investing activities	$ 46,952	$ 24,224	$ 13,492

The accompanying notes are an integral part of these consolidated financial statements.

EMCORE CORPORATION
Consolidated Statements of Cash Flows
For the fiscal years ended September 30, 2007, 2006 and 2005
(in thousands)

(Continued from previous page)

	2007	2006	2005
Cash flows from financing activities:			
Payments on other long-term obligations	$ -	$ (839)	$ -
Payments on capital lease obligations	(44)	-	(43)
Proceeds from exercise of stock options	202	6,326	936
Proceeds from employee stock purchase plan	-	1,108	1,005
Proceeds from Executives for profits received upon exercise of stock options	276	-	-
Payments of convertible debt obligation	(11,428)	(1,350)	-
Convertible debt/equity issuance costs	-	(114)	-
Net cash (used in) provided by financing activities	(10,994)	5,131	1,898
Effect of foreign currency	(17)	-	-
Net (decrease) increase in cash and cash equivalents	(10,441)	3,067	103
Cash and cash equivalents at beginning of period	22,592	19,525	19,422
Cash and cash equivalents at end of period	$ 12,151	$ 22,592	$ 19,525
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the period for interest	$ 4,836	$ 4,428	$ 4,803
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Acquisition of property and equipment under capital leases	$ -	$ 126	$ -
Common stock issued in connection with acquisitions	$ -	$ 6,460	$ -
Issuance of common stock in lieu of royalties	$ -	$ 418	$ -
Note receivable received in connection with sale of discontinued operations	$ -	$ 3,000	$ -
Purchase of property, plant and equipment on account	$ 390	$ 339	$ -
Manufacturing equipment received in lieu of earn-out proceeds from disposition of discontinued operations	$ -	$ 2,012	$ -

The accompanying notes are an integral part of these consolidated financial statements.

EMCORE Corporation
Notes to Consolidated Financial Statements

NOTE 1. Description of Business

EMCORE Corporation (the "Company" or "EMCORE") designs, manufactures and markets a broad portfolio of compound semiconductor-based products for the broadband, fiber optic, satellite and solar power markets. The Company was established in 1984 as a New Jersey corporation. The Company has two reporting segments: Fiber Optics and Photovoltaics. The Fiber Optics segment offers optical components, subsystems and systems that enable the transmission of video, voice and data over high-capacity fiber optic cables for high-speed data communications and telecommunications networks, cable television ("CATV") and fiber-to-the-premises ("FTTP") networks. The products enable information that is encoded on light signals to be transmitted, routed (switched) and received in communication networks. The Photovoltaics segment provides products for satellite and terrestrial applications. For satellite applications, the Company offers high efficiency gallium arsenide ("GaAs") solar cells, covered interconnect cells ("CICs") and fully integrated solar panels. For terrestrial applications, the Company has adapted their high-efficiency GaAs solar cells for use in solar concentrator systems. Furthermore, the Company has developed Concentrating Photovoltaic Systems for the utility scale solar market. The Company believes their products provide their customers with compelling cost and performance advantages over traditional silicon-based solutions. These include higher solar cell efficiency, allowing for greater conversion of light into electricity, an increased ability to benefit from use in solar concentrator systems, ability to withstand high heat environments and reduce overall footprint.

NOTE 2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include EMCORE and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Management develops estimates based on historical experience and on various assumptions about the future that are believed to be reasonable based on the best information available. EMCORE's reported financial position or results of operations may be materially different under changed conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Concentration of Credit Risk. Financial instruments that may subject EMCORE to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. EMCORE's cash and cash equivalents and marketable securities are held in safekeeping by certain large creditworthy financial institutions in excess of the $100,000 insured limit of the Federal Deposit Insurance Corporation. EMCORE has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. On certain occasions, EMCORE performs credit evaluations of its customers' financial condition and generally requires no collateral from its customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, historical payment patterns, bad debt write-off experience, and financial review of the customer.

Cash and Cash Equivalents. Cash and cash equivalents consist of highly liquid short-term investments with an original maturity of three months or less at the time of purchase.

Restricted Cash. Restricted cash represents interest-bearing investments in bank certificates of deposit and money market funds which act as collateral supporting the issuance of letters of credit and performance bonds for the benefit of third parties.

Marketable Securities. Investments in securities with remaining maturities in excess of three months, which are held for purposes of funding our current operations, are classified as available for sale and reported at fair value in accordance with Statement of Financial Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). The investments consist primarily of auction rate securities, which have interest rates that reset generally every 7 to 35 days. There were no unrealized holding gains or losses on the marketable securities as of September 30, 2007 and 2006 and the fair value of these securities was $29.1 million and $101.4 million at September 30, 2007 and 2006, respectively.

Valuation of Accounts Receivable. EMCORE regularly evaluates the collectibility of its accounts receivable and accordingly maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to meet their financial obligations to us. The allowance is based on the age of receivables and a specific identification of receivables considered at risk. EMCORE classifies charges associated with the allowance for doubtful accounts as SG&A expense. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Valuation of Inventory. Inventory is stated at the lower of cost or market, with cost being determined using the standard cost method. EMCORE reserves against inventory once it has been determined that: (i) conditions exist that may not allow the inventory to be sold for its intended purpose, (ii) the inventory's value is determined to be less than cost, (iii) or the inventory is determined to be obsolete. The charge related to inventory reserves is recorded as a cost of revenue. The majority of the inventory reserves are related to estimated allowances for inventory whose carrying value is in excess of net realizable value and on excess raw material components resulting from finished product obsolescence. In most cases where EMCORE sells previously reserved inventory, it is typically sold as a component part of a finished product. The finished product is sold at market price at the time resulting in higher average gross margin on such revenue. EMCORE does not track the selling price of individual raw material components that have been previously reserved for or written off, since such raw material components usually are an insignificant portion of the resultant finished product and related sales price. EMCORE evaluates inventory levels at least quarterly against sales forecasts on a significant part-by-part basis, in addition to determining its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales, as well as overall inventory risk assessed by management. We have incurred, and may in the future incur, charges to reserve for and write-down inventory. While we believe, based on current information, that the amount recorded for inventory is properly reflected on our balance sheet, if market conditions are less favorable than our forecasts, our future sales mix differs from our forecasted sales mix, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory reserves.

Property, Plant, and Equipment. Property, plant, and equipment are recorded at cost and depreciated on a straight-line basis over the following estimated useful lives of the assets:

	Estimated Useful Life
Buildings	40 years
Leasehold Improvements	5 - 7 years
Machinery and equipment	5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the lesser of the asset life or the life of the related lease. Expenditures for repairs and maintenance are charged to expense as incurred. The costs for major renewals and improvements are capitalized and depreciated over their estimated useful lives. The cost and related accumulated depreciation of the assets are removed from the accounts upon disposition and any resulting gain or loss is reflected in the consolidated statement of operations.

Valuation of Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price of an acquired business or assets over the fair value of the identifiable assets acquired and liabilities assumed. Other intangible assets consist primarily of intellectual property that has been internally developed or purchased. Purchased intangible assets include existing and core technology, trademarks and trade names, and customer base and contracts. Intangible assets are amortized using the straight-lined method over estimated useful lives ranging from one to fifteen years.

EMCORE evaluates its goodwill and intangible assets for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. The determination as to whether a write-down of goodwill or intangible assets is necessary involves significant judgment based on the short-term and long-term projections of the future performance of the reporting unit to which the goodwill or intangible assets are attributed. As of December 31, 2006, 2005 and 2004, EMCORE tested for impairment of its goodwill and intangible assets. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the fair value of the reporting units was determined by using a valuation technique based on each reporting unit's multiples of revenue. Based on that analysis, we determined that the carrying amount of the reporting units did not exceed their fair value and accordingly no impairment existed.

During the three months ended September 30, 2006, as part of a quarterly review of financial results, we identified impairment indicators that the carrying value of goodwill and intangible assets associated with the acquisition of Corona Optical Systems may not be recoverable. See Note 9, Impairment.

Valuation of Long-lived Assets. EMCORE reviews long-lived assets on an annual basis or whenever events or circumstances indicate that the assets may be impaired. A long-lived asset is considered impaired when its anticipated undiscounted cash flow is less than its carrying value. In making this determination, EMCORE uses certain assumptions, including, but not limited to: (a) estimates of the fair market value of these assets; and (b) estimates of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service that assets will be used in our operations, and estimated salvage values. As of December 31, 2006, 2005 and 2004, EMCORE tested for impairment and based on that analysis, we did not record any impairment charges on any of EMCORE's long-lived assets.

Investments. EMCORE accounts for its investments in common stock over which it has the ability to exercise significant influence, using the equity method of accounting. EMCORE accounts for similar investments that do not permit the Company to exercise significant influence over the entity in which EMCORE is investing by using the cost method of accounting. The recorded amounts generally represent the Company's cost of the investment less any adjustments made when it is determined that an investment's carrying value is other-than-temporarily impaired. EMCORE periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other-than-temporary, EMCORE writes down the value of the investment to its fair value.

Fair Value of Financial Instruments. The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value because of the short maturity of these instruments. The carrying amount of investments approximates fair market value. Fair value for investments in privately-held companies is estimated based upon one or more of the following: assessment of historical and forecasted financial condition; operating results and cash flows, valuation estimates based on recent rounds of financing, and/or quoted market prices of comparable public companies. The fair market value of our convertible subordinated notes fluctuates with interest rates and the market price of the stock. As of September 30, 2007 and 2006, the fair market value of our convertible subordinated notes, based on the quoted market prices, approximated $130.0 million and $98.3 million, respectively.

Revenue Recognition. Revenue is recognized upon shipment provided persuasive evidence of a contract exists, (such as when a purchase order or contract is received from a customer), the price is fixed, the product meets its specifications, title and ownership have transferred to the customer, and there is reasonable assurance of collection of the sales proceeds. In those few instances where a given sale involves post shipment obligations, formal customer acceptance documents, or subjective rights of return, revenue is not recognized until all post-shipment conditions have been satisfied and there is reasonable assurance of collection of the sales proceeds. The majority of our products have shipping terms that are free on board (FOB) or free carrier alongside (FCA) shipping point, which means that EMCORE fulfills its delivery obligation when the goods are handed over to the freight carrier at our shipping dock. This means the buyer bears all costs and risks of loss or damage to the goods from that point. In certain cases, EMCORE ships its products cost insurance and freight (CIF). Under this arrangement, revenue is recognized under FCA shipping point terms, but EMCORE pays (and bills the customer) for the cost of shipping and insurance to the customer's designated location. EMCORE accounts for shipping and related transportation costs by recording the charges that are invoiced to customers as revenue, with the corresponding cost recorded as cost of revenue. In those instances where inventory is maintained at a consigned location, revenue is recognized only when our customer pulls product for its use and title and ownership have transferred to the customer. Revenue from time and material contracts is recognized at the contractual rates as labor hours and direct expenses are incurred. EMCORE also generates service revenue from hardware repairs and calibrations that is recognized as revenue upon completion of the service. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Distributors - EMCORE uses a number of distributors around the world. In accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*, EMCORE recognizes revenue upon shipment of product to these distributors. Title and risk of loss pass to the distributors upon shipment, and our distributors are contractually obligated to pay EMCORE on standard commercial terms, just like our other direct customers. EMCORE does not sell to its distributors on consignment and, except in the event of product discontinuance, does not give distributors a right of return.

Solar Panel Contracts - EMCORE records revenue from certain solar panel contracts using the percentage-of-completion method. Revenue is recognized in proportion to actual costs incurred compared to total anticipated costs expected to be incurred for each contract. If estimates of costs to complete long-term contracts indicate a loss, a provision is made for the total loss anticipated. EMCORE has numerous contracts that are in various stages of completion. Such contracts require estimates to determine the appropriate cost and revenue recognition. EMCORE uses all available information in determining dependable estimates of the extent of progress towards completion, contract revenue, and contract costs. Estimates are revised as additional information becomes available.

Government R&D Contracts - R&D contract revenue represents reimbursement by various U.S. Government entities, or their contractors, to aid in the development of new technology. The applicable contracts generally provide that EMCORE may elect to retain ownership of inventions made in performing the work, subject to a non-exclusive license retained by the U.S Government to practice the inventions for governmental purposes. The R&D contract funding may be based on a cost-plus, cost reimbursement, or a firm fixed price arrangement. The amount of funding under each R&D contract is determined based on cost estimates that include both direct and indirect costs. Cost-plus funding is determined based on actual costs plus a set margin. As we incur costs under cost reimbursement type contracts, we record revenue. Contract costs include material, labor, special tooling and test equipment, subcontracting costs, as well as an allocation of indirect costs. An R&D contract is considered complete when all significant costs have been incurred, milestones have been reached, and any reporting obligations to the customer have been met. Government contract revenue, which is primarily recognized as service revenue, totaled $21.9 million and $11.1 million in fiscal 2007 and 2006, respectively.

EMCORE also has certain cost-sharing R&D arrangements. Under such arrangements in which the actual costs of performance are divided between the U.S. Government and EMCORE, no revenue is recorded and the Company's R&D expense is reduced for the amount of the cost-sharing receipts.

The U.S. Government may terminate any of our government contracts at their convenience as well as for default based on our failure to meet specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. Government would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. Government can also hold us liable for damages resulting from the default.

Product Warranty Reserves. EMCORE provides its customers with limited rights of return for non-conforming shipments and warranty claims for certain products. In accordance with SFAS 5, *Accounting for Contingencies*, EMCORE makes estimates of product warranty expense using historical experience rates as a percentage of revenue and accrues estimated warranty expense as a cost of revenue. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should our actual experience relative to these factors differ from our estimates, we may be required to record additional warranty reserves. Alternatively, if we provide more reserves than we need, we may reverse a portion of such provisions in future periods.

Research and Development. Research and development costs are charged to expense as incurred.

Income Taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Management provides valuation allowances against the deferred tax asset for amounts which are considered "more likely than not" to be realized. See Note 17, Income Taxes.

Comprehensive Income (Loss). SFAS 130, *Reporting Comprehensive Income*, establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statement that is displayed with the same prominence as other financial statements. Comprehensive income consists of net earnings, the net unrealized holding gains or losses on available for sale marketable securities and foreign currency translation adjustments and is presented in the accompanying consolidated statements of shareholders' equity.

Earnings Per Share. Basic earnings per share ("EPS") are calculated by dividing net earnings applicable to common stock by the weighted average number of common stock shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if EMCORE's outstanding stock options were exercised. The effect of outstanding common stock purchase options and warrants and the convertible subordinated notes has been excluded from the diluted earnings per share calculation if the effect of such securities is anti-dilutive. The following table reconciles the numerators and denominators used in the computations of both basic and diluted EPS:

(in thousands)	2007	2006	2005
Numerator:			
(Loss) income from continuing operations	$ (58,722)	$ 45,039	$ (24,685)
Denominator:			
Basic EPS:			
Weighted average common shares outstanding	51,001	49,687	47,387
Basic EPS for (loss) income from continuing operations	$ (1.15)	$ 0.91	$ (0.52)
Diluted EPS:			
Weighted average common shares outstanding	51,001	49,687	47,387
Stock options	-	2,332	-
	51,001	52,019	47,387
Diluted EPS for (loss) income from continuing operations	$ (1.15)	$ 0.87	$ (0.52)

For the periods ended September 30, 2007 and 2005, 5,697,766 and 6,166,226 common shares representing options were excluded from the diluted earnings per share calculations. These options, along with the Company's convertible subordinated notes, were not included in the computation of diluted earnings per share in the periods ended September 30, 2007 and 2005 as the Company incurred a net loss for the periods and any effect would have been anti-dilutive. For the period ended September 30, 2006, 2,331,715 common shares representing options were excluded from the diluted earnings per share calculations. There was no dilutive effect from these shares or the shares related to our convertible subordinated notes of 12,016,930 at September 30, 2006 because the average market price of our common stock during that period did not exceed the conversion price.

Stock-Based Compensation. The Company uses the Black-Scholes option-pricing model and the straight-line attribution approach to determine the fair-value of stock-based awards under SFAS 123(R), *Share-Based Payment (revised 2004)*. The Company elected to use the modified prospective transition method as permitted by SFAS 123(R) and accordingly prior periods were not restated to reflect the impact of SFAS 123(R). The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on October 1, 2005, the first day of the Company's fiscal year 2006. For purposes of pro forma disclosure, stock-based compensation expense for awards granted prior to October 1, 2005 is measured on the grant-date fair-value as determined under the provisions of SFAS 123. The option-pricing model requires the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. EMCORE's expected term represents the period that stock-based awards are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards. The expected stock price volatility is based on EMCORE's historical stock prices. See Note 4, Equity, of the Notes to Consolidated Financial Statements for further details.

NOTE 3. Recent Accounting Pronouncements

FIN 48 - In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109, *Accounting for Income Taxes.* Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was required to be adopted by the Company on October 1, 2007. EMCORE does not believe the adoption of FIN 48 will have a material impact on its financial statements.

SFAS 157 - In September 2006, the FASB issued SFAS 157, *Fair Value Measurements,* which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on October 1, 2008. Although the Company will continue to evaluate the application of SFAS 157, management does not currently believe adoption of this pronouncement will have a material impact on the Company's results of operations or financial position.

SFAS 159 - In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* The fair value option permits entities to choose to measure eligible financial instruments at fair value at specified election dates. The entity will report unrealized gains and losses on the items on which it has elected the fair value option in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on October 1, 2008. The Company is currently evaluating the effect of adopting SFAS 159, but does not expect it to have a material impact on its consolidated results of operations or financial condition.

SFAS 141(R) - In December 2007, the FASB issued SFAS 141(R), *Business Combinations.* This Statement replaces SFAS 141, *Business Combinations,* and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, *Accounting for Income Taxes*, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, *Goodwill and Other Intangible Assets*, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS 141(R) could have on our financial statements.

SFAS 160 - In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements.* SFAS 160 amends Accounting Research Bulletin 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS 141(R) could have on our financial statements.

NOTE 4. Equity

Stock Options

EMCORE has stock option plans to provide long-term incentives to eligible employees and officers in the form of stock options. Most of the stock options vest and become exercisable over four to five years and have a contractual life of ten years. EMCORE maintains two incentive stock option plans: the 2000 Stock Option Plan ("2000 Plan"), and the 1995 Incentive and Non-Statutory Stock Option Plan ("1995 Plan" and, together with the 2000 Plan, the "Option Plans"). The 1995 Plan authorizes the grant of options to purchase up to 2,744,118 shares of EMCORE's common stock. The 2000 Plan authorizes the grant of options to purchase up to 9,350,000 shares of EMCORE's common stock. As of September 30, 2007, no options were available for issuance under the 1995 Plan and 1,018,424 options were available for issuance under the 2000 Plan. Certain options under the Option Plans are intended to qualify as incentive stock options pursuant to Section 422A of the Internal Revenue Code.

The following table summarizes the activity under the Option Plans:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding as of October 1, 2004	5,501,313	$ 4.21	
Granted	1,793,900	3.23	
Exercised	(482,881)	1.94	
Cancelled	(646,106)	3.64	
Outstanding as of September 30, 2005	6,166,226	$ 4.16	
Granted	2,184,407	7.79	
Exercised	(1,654,535)	3.82	
Cancelled	(463,563)	4.57	
Outstanding as of September 30, 2006	6,232,535	$ 5.49	
Granted	1,340,200	6.24	
Exercised	(86,484)	2.33	
Forfeited	(285,000)	11.40	
Cancelled	(1,503,485)	9.78	
Outstanding as of September 30, 2007	5,697,766	$ 5.46	7.27
Exercisable as of September 30, 2007	2,718,280	$ 4.81	5.93
Non-vested as of September 30, 2007	2,979,486	$ 6.06	8.49
Expected to vest as of September 30, 2007	2,239,524	$ 6.07	8.49

The stock option exercise prices during fiscal 2007 ranged from $4.01 to $9.71 per share. The stock option issue prices during fiscal 2006 ranged from $5.18 to $12.57 per share. The stock option exercise prices during fiscal 2005 ranged from $1.98 to $5.84 per share.

As of September 30, 2007 there was approximately $10.2 million of total unrecognized compensation expense related to non-vested stock-based compensation arrangements granted under the Option Plans. This expense is expected to be recognized over an estimated weighted average life of 3.10 years. The total intrinsic value of options exercised during fiscal 2007, 2006, and 2005 was $0.3 million, $8.0 million, and $1.2 million, respectively. The aggregate intrinsic value of fully vested share options as of September 30, 2007 was $17.3 million. The fair value of shares vested as of September 30, 2007 and 2006 was $5.4 million and $3.9 million, respectively.

	Number of Stock Options Outstanding			Options Exercisable	
Exercise Price of Stock Options	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
<$1.00	1,920	0.18	$ 0.23	1,920	$ 0.23
>=$1.00 to <$5.00	2,779,499	6.68	$ 3.02	1,603,656	$ 2.63
>=$5.00 to <$10.00	2,811,777	7.98	$ 7.36	1,027,054	$ 6.83
>$10.00	104,570	3.91	$ 19.43	85,650	$ 21.35
TOTAL	5,697,766	7.27	$ 5.46	2,718,280	$ 4.81

Periods prior to the adoption of SFAS 123(R) - Prior to the adoption of SFAS 123(R) on October 1, 2005, EMCORE provided the disclosures required under SFAS 123 as amended by SFAS 148, *Accounting for Stock-Based Compensation - Transition and Disclosures.* The following table illustrates the effect on net loss and net loss per share as if EMCORE had applied the fair value recognition provisions of SFAS 123 to options granted under EMCORE's stock-based compensation plans in fiscal 2005. Disclosures for fiscal 2007 and 2006 are not presented because stock-based compensation was accounted for under the fair-value method, as prescribed by SFAS 123(R) during this period.

Pro forma net loss per share (in thousands)	2005
Net loss, as reported	$ (13,485)
Add: Stock-based compensation expense included in reported net loss, net of tax	378
Deduct: Total stock-based compensation expense determined under the fair value based method, for all awards, net of tax	(2,927)
Pro forma net loss	$ (16,034)
Net loss, as reported, per basic and diluted share	$ (0.28)
Pro forma net loss per basic and diluted share	$ (0.34)

Adoption of SFAS 123(R) - As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation expense only for those equity awards expected to vest. The effect of recording stock-based compensation expense during fiscal 2007 and 2006 was as follows:

Stock-based Compensation Expense
For the fiscal year ended September 30, 2007
(in thousands)

	Cost of Revenue	SG&A	R&D	Total
Fiber Optics	$ 1,071	$ 2,369	$ 1,093	$ 4,533
Photovoltaics	364	670	372	1,406
Total stock-based compensation expense	$ 1,435	$ 3,039	$ 1,465	$ 5,939

Stock-based Compensation Expense
For the fiscal year ended September 30, 2006
(in thousands)

	Cost of Revenue	SG&A	R&D	Total
Fiber Optics	$ 893	$ 1,593	$ 1,135	$ 3,621
Photovoltaics	242	661	203	1,106
Total stock-based compensation expense from continuing operations	1,135	2,254	1,338	4,727
Discontinued operations (1)	-	-	-	267
Total stock-based compensation expense	$ 1,135	$ 2,254	$ 1,338	$ 4,994

(1) See Note 8 "Discontinued Operations and Restructuring Charges" in Notes to the Consolidated Financial Statements.

Valuation Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach using the following weighted-average assumptions. The weighted-average grant date fair value of stock options granted during fiscal 2007, 2006, and 2005 was $4.87, $6.22, and $2.48, respectively.

Black-Scholes Weighted-Average Assumptions

	2007	2006	2005
Expected dividend yield	0%	0%	0%
Expected stock price volatility	94%	97%	105%
Risk-free interest rate	4.5%	4.7%	3.8%
Expected term (in years)	6.0	6.1	5.0
Estimated pre-vesting forfeitures	24.9%	18.7%	-

Expected Dividend Yield: The Black-Scholes valuation model calls for a single expected dividend yield as an input. EMCORE has not issued any dividends.

Expected Stock Price Volatility: The fair values of stock-based payments were valued using the Black-Scholes valuation method with a volatility factor based on EMCORE's historical stock prices.

Risk-Free Interest Rate: EMCORE bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of EMCORE's stock-based awards do not correspond with the terms for which interest rates are quoted, EMCORE performed a straight-line interpolation to determine the rate from the available maturities.

Expected Term: Expected term represents the period that EMCORE's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, EMCORE considers voluntary termination behavior as well as workforce reduction programs. This valuation assumption was not used in fiscal 2005.

Preferred Stock

EMCORE's certificate of incorporation authorizes the Board of Directors to issue up to 5,882,352 shares of preferred stock of EMCORE upon such terms and conditions having such rights, privileges, and preferences as the Board of Directors may determine. As of September 30, 2007 and 2006, there is no preferred stock outstanding.

Warrants

As of September 30, 2007 and 2006, EMCORE did not have any outstanding warrants.

Employee Stock Purchase Plan

In fiscal 2000, EMCORE adopted an Employee Stock Purchase Plan (ESPP). The ESPP provides employees of EMCORE an opportunity to purchase common stock through payroll deductions. The ESPP is a 6-month duration plan with new participation periods beginning the first business day of January and July of each year. The purchase price is set at 85% of the average high and low market price for EMCORE's common stock on either the first or last day of the participation period, whichever is lower, and contributions are limited to the lower of 10% of an employee's compensation or $25,000. In November 2006 through December 2007, the Company suspended the ESPP due to its review of historical stock option granting practices. In January 2008, the ESPP will again be available to all employees. The number of shares of common stock reserved for issuance under the ESPP is 2,000,000 shares.

The amount of shares issued for the ESPP are as follows:

	Number of Common Stock Shares Issued	Purchase Price per Common Stock Share
Amount of shares reserved for the ESPP	2,000,000	
Number of shares issued in calendar years 2000 through 2003	(398,159)	$1.87 - $40.93
Number of shares issued in June 2004 for first half of calendar year 2004	(166,507)	$2.73
Number of shares issued in December 2004 for second half of calendar year 2004	(167,546)	$2.95
Number of shares issued in June 2005 for first half of calendar year 2005	(174,169)	$2.93
Number of shares issued in December 2005 for second half of calendar year 2005	(93,619)	$3.48
Number of shares issued in June 2006 for first half of calendar year 2006	(123,857)	$6.32
Remaining shares reserved for the ESPP as of September 30, 2007	876,143	

Future Issuances

As of September 30, 2007, EMCORE has reserved a total of 20,437,979 shares of its common stock for future issuances as follows:

	Number of Common Stock Shares Available
For exercise of outstanding common stock options	5,697,766
For conversion of subordinated notes	12,186,657
For future issuances to employees under the ESPP plan	876,143
For common stock option awards in tolling agreement (See Note 21, Subsequent Events)	658,989
For future common stock option awards	1,018,424
Total reserved	20,437,979

NOTE 5. Sale of GELcore Joint Venture

In January 1999, General Electric Lighting and EMCORE formed GELcore, LLC, a joint venture to address the solid-state lighting market with high brightness light emitting diode-based lighting systems. EMCORE had a 49% non-controlling interest in the GELcore venture and accounted for this investment using the equity method of accounting. On August 31, 2006, EMCORE sold its 49% membership interest in GELcore for $100.0 million to General Electric Corporation, which prior to the transaction owned the remaining 51% membership interest in GELcore. EMCORE recorded a net gain of $88.0 million, before tax, on the sale of GELcore, after netting EMCORE's investment in this joint venture of $10.8 million and transaction expenses of $1.2 million.

NOTE 6. Acquisitions

Opticomm Corporation

In April 2007, EMCORE acquired privately-held Opticomm Corporation of San Diego, California, including its fiber optic video, audio and data networking business, technologies, and intellectual property. EMCORE paid $4.2 million initial consideration, less $0.1 million cash received at acquisition, for all of the shares of Opticomm. EMCORE also agreed to an additional earn-out payment based on Opticomm's 2007 revenue. Opticomm is one of the leading specialists in the field of fiber optic video, audio and data networking for the commercial, governmental and industrial sectors.

The purchase price allocation for the Opticomm acquisition has been prepared on a preliminary basis and is subject to change as new facts and circumstances emerge. The preliminary purchase price allocation identified $2.5 million of intangible assets with a five year weighted average amortization period, which included $2.0 million in customer lists, $0.3 million in patents and $0.2 million in order backlog.

Post-acquisition we engaged a third party valuation firm to complete a valuation of Opticomm's inventory, property and equipment, and identifiable intangible assets. We expect to adjust the purchase price allocation in fiscal 2008 to reflect the final values of inventory, property and equipment and other intangibles. Intangibles that are identified in the third party valuation will be amortized over the identified life. Any goodwill identified as a result of the final valuation will not be deductible for tax purposes.

The preliminary purchase price was allocated as follows:

(in thousands)
Opticomm Corporation Acquisition

Net purchase price	$	4,097
Net assets acquired		(3,573)
Excess purchase price allocated to goodwill	$	524

Net assets acquired in the acquisition were as follows:

Current assets	$	850
Inventory		705
Fixed assets		81
Intangible assets		2,504
Current liabilities		(567)
Net assets acquired	$	3,573

K2 Optronics, Inc.

On January 12, 2006, EMCORE entered into an agreement and plan of merger ("Merger Agreement") with K2 Optronics, Inc. ("K2"), a privately-held company located in Sunnyvale, CA and EMCORE Optoelectronics Acquisition Corporation, a wholly owned subsidiary of EMCORE ("Merger Sub"). Pursuant to the Merger Agreement, EMCORE acquired K2 in a transaction in which Merger Sub merged with and into K2, with K2 becoming a wholly owned subsidiary of EMCORE. EMCORE, an investor in K2, paid approximately $4.1 million in EMCORE common stock, and paid approximately $0.7 million in transaction-related expenses, to acquire the remaining portion of K2 that EMCORE did not already own. Prior to the transaction EMCORE owned a 13.6% equity interest in K2 as a result of a $1.0 million investment made in October 2004. In addition, K2 was a supplier to EMCORE of analog external cavity lasers for CATV applications. In connection with the merger, EMCORE issued a total of 548,688 shares of EMCORE common stock, no par value, (based on a 20-trading day weighted average price), to K2's shareholders.

Including EMCORE's initial $1.0 million investment in K2, the purchase price was allocated as follows:

(in thousands)

K2 Optronics, Inc. Acquisition

Net purchase price	$	5,135
Net liabilities assumed		872
Excess purchase price allocated to goodwill	$	6,007

Net assets acquired in the acquisition were as follows:

(in thousands)

Current assets	$	1,374
Fixed assets		388
Intellectual property		583
Current liabilities		(2,412)
Debt		(805)
Net liabilities assumed	$	(872)

There were no subsequent adjustments made to the initial purchase price allocation.

Force, Inc.

On December 18, 2005, EMCORE entered into an asset purchase agreement with Force, Inc., a privately-held company located in Christiansburg, Virginia. In connection with the asset purchase, EMCORE issued 240,000 shares of EMCORE common stock, no par value, with a market value of $1.6 million at the measurement date and paid $0.5 million in cash. The acquisition included Force's fiber optic transport and video broadcast products, technical and engineering staff, certain assets, and intellectual properties and technologies. The purchase price was allocated as follows:

(in thousands)

Force, Inc. Acquisition

Net purchase price	$	2,125
Net assets acquired		(985)
Excess purchase price allocated to goodwill	$	1,140

Net assets acquired in the acquisition were as follows:

(in thousands)

Current assets	$	450
Inventory		570
Fixed assets		60
Intellectual property		1,075
Current liabilities		(1,170)
Net assets acquired	$	985

There were no subsequent adjustments made to the initial purchase price allocation.

Phasebridge, Inc.

On November 8, 2005, EMCORE entered into an asset purchase agreement with Phasebridge, Inc., a privately-held company located in Pasadena, California. In connection with the asset purchase and based on a closing price of $5.46, EMCORE issued 128,205 shares of EMCORE common stock, no par value, that were valued in the transaction at $0.7 million. The acquisition included Phasebridge's products, technical and engineering staff, certain assets, and intellectual properties and technologies. The purchase price was allocated as follows:

(in thousands)
Phasebridge, Inc. Acquisition

Net purchase price	$	700
Net assets acquired		(678)
Excess purchase price allocated to goodwill	$	22

Net assets acquired in the acquisition were as follows:

(in thousands)

Current assets	$	39
Fixed assets		127
Intangible assets		603
Current liabilities		(91)
Net assets acquired	$	678

There were no subsequent adjustments made to the initial purchase price allocation.

All of these transactions were accounted for as purchases in accordance with SFAS 141, *Business Combinations*; therefore, the tangible assets acquired and liabilities assumed were recorded at fair value on the acquisition date. These acquisitions were not significant on a pro-forma basis, and therefore, pro-forma financial statements have not been presented. The operating results of the businesses acquired are included in the accompanying consolidated statement of operations from the date of acquisition. All of these acquired businesses are part of EMCORE's Fiber Optics operating segment.

NOTE 7. Investments

On November 29, 2006, EMCORE invested $13.5 million, and incurred $0.4 million in transaction costs, in WorldWater & Solar Technologies Corporation ("WorldWater"), a leader in solar electric engineering, water management solutions and solar energy installations and products. This investment represents EMCORE's first tranche of its intended $18.0 million investment, in return for convertible preferred stock and warrants of WorldWater. At September 30, 2007, EMCORE held an approximately 21% equity ownership in WorldWater. In connection with the investment, EMCORE received two seats on WorldWater's Board of Directors. EITF 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock,* provides guidance on whether an investor should apply the equity method of accounting to investments other than common stock. In accordance with EITF 02-14, although the investment in WorldWater gives us the ability to exercise significant influence over the operating and financial policies of the investee, since the investment does not qualify as in-substance common stock, the equity method of accounting is not appropriate. In-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to the entity's common stock. The risk and reward characteristics of our investment are not substantially similar to WorldWater's common stock because our investment's liquidation preference is considered substantive. Therefore, we are accounting for the investment in WorldWater under the cost method of accounting and evaluating it for other-than-temporary impairment each reporting period. As of September 30, 2007, our investment in WorldWater amounted to approximately $13.9 million.

On April 9, 2007, EMCORE delivered a letter to WorldWater advising them that subject to the matters set forth therein, EMCORE would make additional investments in WorldWater. Subject to signing definitive agreements, EMCORE intends to complete the $4,500,000 Tranche B investment previously agreed to in an investment agreement dated November 29, 2006 between EMCORE and WorldWater provided that the purchase of shares pursuant to the Tranche B investment would occur at a purchase price of $0.40 per share and that EMCORE would be entitled to 25% warrant coverage at $0.40 per share.

NOTE 8. Discontinued Operations and Restructuring Charges

Discontinued Operations

Electronic Materials & Device ("EMD") division

On August 18, 2006, EMCORE completed the sale of the assets of its EMD division, including inventory, fixed assets, and intellectual property, pursuant to an asset purchase agreement, dated July 19, 2006 ("Purchase Agreement"), between EMCORE, IQE plc, (IQE) a public limited company organized under the laws of the United Kingdom, and IQE RF, LLC, a New Jersey limited liability company and a wholly owned subsidiary of IQE. Under the terms of the Purchase Agreement, EMCORE sold the EMD division to IQE for $16.0 million, consisting of $13.0 million in cash and $3.0 million in the form of a secured promissory note of IQE, guaranteed by IQE's affiliates. The note was completely repaid in fiscal 2007, via four quarterly installments at an annual interest rate of 7.5%.

The components of the gain on disposal of discontinued operations are as follows:

(in thousands)

Total cash received	$	13,000
Short-term note receivable		3,000
Assets sold:		
Inventory		(4,048)
Prepaid and other current assets		(47)
Plant and equipment		(1,856)
Identifiable intangible assets		(242)
Total assets sold		(6,193)
Liabilities sold:		
Accrued expenses		175
Total liabilities sold		175
Less: Disposal charges, including $523 of tax, and selling expenses		(2,354)
Gain on disposal of discontinued operations	$	7,628

TurboDisc Division

In November 2003, EMCORE sold its TurboDisc division in an asset sale to a subsidiary of Veeco Instruments Inc. ("Veeco"). The selling price was $60.0 million in cash at closing, with a potential additional earn-out up to $20.0 million over the next two years, calculated based on the net sales of TurboDisc products. During fiscal 2004, EMCORE recognized a gain on the disposal of the TurboDisc division of $19.6 million. In March 2005, EMCORE received $13.2 million of earn-out from Veeco in connection with its first year of net sales of TurboDisc products. After offsetting this receipt against expenses related to the discontinued operation, EMCORE recorded a net gain from the disposal of discontinued operations of $12.5 million in fiscal year 2005. In March 2006, EMCORE received manufacturing equipment valued at $2.0 million less $0.1 million of tax as a final earn-out payment from Veeco in connection with Veeco's second year of net sales of TurboDisc products. The cumulative additional earn-out totaled $15.2 million or 76% of the maximum available payout of $20.0 million.

In accordance with the provisions of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, EMCORE's results of operations have been reclassified to reflect the EMD and TurboDisc divisions as discontinued operations for all periods presented.

Operating results of the discontinued operations are as follows:

For the fiscal year ended September 30, 2006
(in thousands)

	EMD	TurboDisc	Total
Revenue	$ 17,941	$ -	$ 17,941
Income from discontinued operations	$ 373	$ -	$ 373
Gain on disposal of discontinued operations (1)	7,628	1,883	9,511
Income from discontinued operations	$ 8,001	$ 1,883	$ 9,884

(1) Net of tax of $523 on EMD and $129 on TurboDisc

For the fiscal year ended September 30, 2005
(in thousands)

	EMD	TurboDisc	Total
Revenue	$ 12,236	$ -	$ 12,236
Loss from discontinued operations	$ (1,276)	$ -	$ (1,276)
Gain on disposal of discontinued operations	-	12,476	12,476
(Loss) Income from discontinued operations	$ (1,276)	$ 12,476	$ 11,200

Restructuring Charges

As EMCORE has acquired businesses and consolidated them into its existing operations, EMCORE has incurred charges associated with the transition and integration of those activities. In accordance with Statement of Financial Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), expenses recognized as restructuring charges include costs associated with the integration of several business acquisitions and EMCORE's overall cost-reduction efforts. Restructuring charges are included in SG&A. The charges recognized in fiscal 2007 and expected to be incurred in future periods are primarily related to our fiber optics operating segment. Due to these restructuring efforts, we eliminated approximately 50 support staff and production level positions and anticipate approximately $6.8 million in cost-savings in fiscal 2008 due to this restructuring effort. These restructuring efforts are expected to be completed in calendar year 2008. Costs incurred and expected to be incurred consist of the following:

(in thousands)	Amount Incurred in Period	Cumulative Amount Incurred to Date	Amount Expected in Future Periods	Total Amount Expected to be Incurred	Accrual as of September 30, 2007
One-time termination benefits	$ 2,976	$ 3,179	$ 175	$ 3,354	$ 2,112
Contract termination Costs	247	590	49	639	-
Other associated costs	529	3,436	-	3,436	-
Total restructuring charges	$ 3,752	$ 7,205	$ 224	$ 7,429	$ 2,112

The following table sets forth changes in the accrual for restructuring charges:

(in thousands)	
Balance at September 30, 2005	$ 260
Increase in liability due to restructuring of photovoltaics segment	1,010
Costs paid or otherwise settled	(1,014)
Balance at September 30, 2006	256
Increase in liability due to restructuring of fiber optics segment	3,752
Costs paid or otherwise settled	(1,896)
Balance at September 30, 2007	$ 2,112

NOTE 9. Impairment

Reduction of goodwill and intangible assets - During the quarter ended September 30, 2006, due to declining demand for product and loss of capability to manufacture the product, management decided to discontinue the product line of Corona Optical Systems ("Corona"). As a result, the Company determined that the carrying value of goodwill of $1.7 million and the remaining net balance of intangible assets of $0.5 million related to Corona no longer provided any value to EMCORE. As a result, EMCORE wrote down these assets and recorded the expense as an impairment charge in the statement of operations.

Reduction in fair value of an investment – EMCORE regularly evaluates the carrying value of its investments. When the carrying value of an investment exceeds the fair value and the decline in fair value is deemed to be other-than-temporary, EMCORE writes down the value of the investment to its fair value. In February 2002, EMCORE purchased $1.0 million of preferred stock of Archcom Technology, Inc. (Archcom), a venture-funded, start-up optical networking components company that designs, manufactures, and markets a series of high performance lasers and photodiodes for the datacom and telecom industries. During fiscal 2004, Archcom raised additional capital, but EMCORE did not participate. As a result, EMCORE reduced the carrying value of its investment in Archcom by 50%, or $0.5 million and recorded this expense as a reduction in fair value of an investment in the statement of operations. Due to declining performance of the investment during the quarter ended September 30, 2006, EMCORE determined that the remaining carrying value of the investment was not recoverable. As a result, EMCORE wrote-down the remaining carrying value of its investment in Archcom totaling $0.5 million and recorded this expense as a reduction in fair value of an investment in the statement of operations.

NOTE 10. Receivables

The components of accounts receivable as of September 30, 2007 and 2006 consisted of the following:

(in thousands)

	2007	2006
Accounts receivable	$ 35,558	$ 25,597
Accounts receivable – unbilled	3,395	2,342
Accounts receivable, gross	38,953	27,939
Allowance for doubtful accounts	(802)	(552)
Total accounts receivable, net	$ 38,151	$ 27,387

The following table summarizes the changes in the allowance for doubtful accounts for the years ended September 30, 2007, 2006 and 2005:

(in thousands)

	2007	2006	2005
Balance at beginning of year	$ 552	$ 320	$ 651
Charge to provision (recovery)	494	364	(295)
Write-offs (deductions against receivables)	(244)	(132)	(36)
Balance at end of year	$ 802	$ 552	$ 320

In September 2005, EMCORE entered into a non-recourse receivables purchase agreement ("AR Agreement") with Silicon Valley Bank ("SVBank"). Under the terms of the AR Agreement, EMCORE from time to time may sell, without recourse, certain accounts receivables to SVBank up to a maximum aggregate outstanding amount of $20.0 million. In September 30, 2006, EMCORE sold approximately $3.0 million of accounts receivables to SVBank. The AR Agreement expired on December 31, 2006.

Receivables from related parties as of September 30, 2007 and 2006 consisted of the following:

(in thousands)

	2007	2006
Current assets:		
Velox investment-related	$ 332	$ 332
Employee loans	-	121
Subtotal	332	453
Long-term assets:		
Employee loans	-	82
Total receivables from related parties	$ 332	$ 535

Employee Loans

Pursuant to due authorization of EMCORE's Board of Directors, EMCORE loaned $85,000 to Mr. Werthan, the former Chief Financial Officer, in December 1995. This loan did not bear interest and provided for offset of the loan via bonuses payable to Mr. Werthan over a period of up to 25 years. In connection with Mr. Werthan's resignation in February 2007 and pursuant to the terms of the promissory note, the Board of Directors forgave the remaining portion of his outstanding loan that totaled $82,000. Mr. Werthan was responsible for the personal taxes related to the loan forgiveness.

The remaining related party receivable balance of approximately $121,000 as of September 30, 2006 related to multiple interest bearing loans from EMCORE to an officer (who is not an executive officer) that were made during 1997 through 2000 and were payable on demand. These loans, including accrued interest, were paid back to the Company in December 2006.

NOTE 11. Inventory, net

Inventory is stated at the lower of cost or market, with cost being determined using the standard cost method that includes material, labor and manufacturing overhead costs. The components of inventory as of September 30, 2007 and 2006 consisted of the following:

(in thousands)

	2007	2006
Raw Materials	$ 19,884	$ 14,990
Work-in-process	6,842	6,074
Finished goods	10,891	8,660
Inventory, gross	37,617	29,724
Less: reserves	(8,412)	(6,472)
Total inventory, net	$ 29,205	$ 23,252

The following table summarizes the changes in the inventory reserve accounts for the years ended September 30, 2007, 2006 and 2005:

(in thousands)

	2007	2006	2005
Balance at beginning of year	$ 6,472	$ 8,039	$ 3,843
Account adjustments charged to cost of sales	3,513	1,955	7,383
Write-offs	(1,573)	(3,522)	(3,187)
Balance at end of year	$ 8,412	$ 6,472	$ 8,039

NOTE 12. Property, Plant, and Equipment, net

The components of property, plant, and equipment as of September 30, 2007 and 2006 consisted of the following:

(in thousands)

	2007	2006
Land	$ 1,502	$ 1,502
Building and improvements	43,397	40,035
Equipment	75,631	64,275
Furniture and fixtures	5,643	5,362
Leasehold improvements	2,141	2,696
Construction in progress	3,744	8,553
Property, plant and equipment, gross	132,058	122,423
Less: accumulated depreciation and amortization	(74,801)	(67,237)
Total property, plant and equipment, net	$ 57,257	$ 55,186

As of September 30, 2007 and 2006, EMCORE did not have any significant capital lease agreements. Depreciation expense was $7.8 million, $9.6 million and $11.2 million in fiscal 2007, 2006 and 2005, respectively.

NOTE 13. Goodwill and Intangible Assets, net

The following table sets forth changes in the carrying value of goodwill by operating segment:

(in thousands)

	Fiber Optics	Photovoltaics	Total
Balance at September 30, 2005	$ 14,259	$ 20,384	$ 34,643
Acquisition – Force, Inc.	1,140	-	1,140
Acquisition – K2 Optronics, Inc.	6,007	-	6,007
Acquisition – JDSU CATV purchase price adjustment	20	-	20
Acquisition – earn-out payments	315	-	315
Acquisition – Phasebridge	22	-	22
Impairment – see Note 9	(1,700)	-	(1,700)
Balance at September 30, 2006	20,063	20,384	40,447
Acquisition – Opticomm Corporation	524	-	524
Acquisition – earn-out payments	19	-	19
Balance at September 30, 2007	$ 20,606	$ 20,384	$ 40,990

The following table sets forth changes in the carrying value of intangible assets by operating segment:

(in thousands)

	2007			2006		
	Gross Assets	Accumulated Amortization	Net Assets	Gross Assets	Accumulated Amortization	Net Assets
Fiber Optics:						
Patents	$ 845	$ (358)	$ 487	$ 579	$ (218)	$ 361
Ortel acquired IP	3,274	(2,893)	381	3,274	(2,394)	880
JDSU acquired IP	1,040	(512)	528	1,040	(314)	726
Phasebridge acquired IP	603	(347)	256	603	(244)	359
Force acquired IP	1,075	(443)	632	1,075	(227)	848
K2 Optronics acquired IP	583	(248)	335	583	(126)	457
Alvesta acquired IP	193	(187)	6	193	(148)	45
Molex acquired IP	558	(446)	112	558	(335)	223
Opticomm acquired IP	2,504	(321)	2,183	-	-	-
Subtotal	10,675	(5,755)	4,920	7,905	(4,006)	3,899
Photovoltaics:						
Patents	615	(260)	355	382	(162)	220
Tecstar acquired IP	1,900	(1,900)	-	1,900	(1,726)	174
Subtotal	2,515	(2,160)	355	2,282	(1,888)	394
Total	$ 13,190	$ (7,915)	$ 5,275	$ 10,187	$ (5,894)	$ 4,293

During 2007, the company acquired intellectual property assets for $2.5 million with a weighted-average life of five years, based on the preliminary purchase price allocation. All of the company's identified intangible assets are subject to amortization. Amortization expense for intellectual property assets was $2.0 million and $1.9 million during fiscal 2007 and 2006, respectively. The amortization of an intellectual property asset is generally included in SG&A on the consolidated statements of operations.

Based on the carrying amount of the intangible assets as of September 30, 2007, and assuming no future impairment of the underlying assets, the estimated future amortization expense is as follows:

(in thousands)

Fiscal year ending:		
September 30, 2008	$	1,703
September 30, 2009		1,268
September 30, 2010		1,156
September 30, 2011		694
September 30, 2012		322
Thereafter		132
Total future amortization expense	$	5,275

NOTE 14. Accrued Expenses and Other Current Liabilities

The components of accrued expenses and other current liabilities as of September 30, 2007 and 2006 consisted of the following:

(in thousands)

		2007	2006
Compensation-related	$	8,398	6,973
Interest		1,775	1,830
Warranty		1,310	1,074
Professional fees		6,213	2,529
Royalty		705	535
Self insurance		794	784
Deferred revenue and customer deposits		687	324
Tax-related		3,460	4,418
Restructuring accrual		2,112	256
Other		3,322	3,359
Total accrued expenses and other current liabilities	$	28,776	22,082

The following table sets forth changes in the product warranty accrual account:

(in thousands)
For the fiscal years ended September 30, 2007 and 2006

		2007		2006
Balance at beginning of year	$	1,074	$	1,195
Provision adjustments		236		175
Utilization of warranty accrual		-		(296)
Balance at end of year	$	1,310	$	1,074

NOTE 15. Convertible Subordinated Notes

In May 2001, EMCORE issued $175.0 million of 5% convertible subordinated notes due in May 2006 ("2006 Notes"). In December 2002, EMCORE purchased $13.2 million of the 2006 Notes at prevailing market prices for approximately $6.3 million, resulting in a gain of approximately $6.6 million after netting unamortized debt issuance costs of approximately

$0.3 million. In February 2004, EMCORE exchanged approximately $146.0 million, or 90.2%, of its remaining 2006 Notes for approximately $80.3 million of new 5% convertible subordinated notes due May 15, 2011 ("2011 Notes") and approximately 7.7 million shares of EMCORE common stock. Interest on the 2011 Notes is payable in arrears semiannually on May 15 and November 15 of each year. The notes were convertible into EMCORE common stock at a conversion price of $8.06 per share, subject to adjustment under customary anti-dilution provisions. As a result of this transaction, EMCORE reduced debt by approximately $65.7 million, recorded a gain from early debt extinguishment of approximately $12.3 million.

In November 2005, EMCORE exchanged $14.4 million of 2006 Notes for $16.6 million of newly issued convertible subordinated notes due May 15, 2011 ("New 2011 Notes" and together with the 2011 Notes, the "Notes") pursuant to an exchange agreement with Alexandra Global Master Fund Ltd. ("Alexandra"). The terms of the New 2011 Notes are identical in all material respects to the 2011 Notes. The New 2011 Notes are ranked pari passu with the existing 2011 Notes. The New 2011 Notes will be convertible at any time prior to maturity, unless previously redeemed or repurchased by EMCORE, into the shares of EMCORE common stock, no par value, at the conversion rate of 124.0695 shares of common stock per $1,000 principal amount. The effective conversion rate was $8.06 per share of common stock, subject to adjustment under customary anti-dilution provisions. As a result of this transaction, EMCORE recognized a loss of approximately $1.1 million in the first quarter of fiscal 2006 related to the early extinguishment of debt. EMCORE will also incur additional expense of approximately $1.1 million over the life of the subordinated notes issued to Alexandra, which will be charged to interest expense. Furthermore, the 2006 Notes exchanged by Alexandra represented approximately 91.4% of the $15.8 million total amount of existing 2006 Notes outstanding at the time of the transaction. EMCORE paid the remaining $1.4 million of 2006 Notes on the May 15, 2006 maturity date.

For the years ended September 30, 2007, 2006, and 2005, interest expense relating to the notes approximated $5.0 million, $5.4 million, and $4.8 million, respectively.

The $2.3 million of costs incurred in connection with the issuance of the 2006 Notes, 2011 Notes and the New 2011 Notes were capitalized and are being amortized to SG&A on a straight-line basis for over the remaining life of the notes which approximates the charge using the implied interest method. Issuance costs related to the notes, net of amortization, were $0.8 million, $1.1 million and $1.5 million as of September 30, 2007, 2006, and 2005, respectively. The unamortized portions of the issuance costs are included in "Other assets" on the consolidated balance sheets.

On April 9, 2007, the Company entered into a Supplemental Indenture with Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), which amends the Indenture, dated as of February 24, 2004, between the Company and the Trustee, governing the 2011 Notes and the Indenture, dated as of November 16, 2005 between the Company and the Trustee, governing the New 2011 Notes. Each Supplemental Indenture, among other things, increased the interest rate of the applicable Notes to 5.5% from 5.0%, reduced the conversion price (as defined in the applicable Indenture) from $8.06 to $7.01, provided for an increase in the conversion rate (as defined in the applicable Supplemental Indenture) in the event of a non-stock change of Control (as defined in the applicable Supplemental Indenture), amended the restriction on payment of dividends, amended the definition of "events of default" and provided for an additional payment in certain circumstances in which the Company fails to comply with its reporting obligations under the applicable Indenture. The Supplemental Indentures also provided a waiver of the Company's failure to file certain reports with the SEC.

In order to give effect to the Supplemental Indentures, the Company entered into a Consent to Amendment and Waiver, dated as of April 9, 2007 (the "2004 Consent"), with certain holders of the 2011 Notes (the "2004 Consenting Holders"), and a Consent to Amendment and Waiver, dated as of April 9, 2007 (the "2005 Consent" and together with the 2004 Consent, the "Consents"), with the holder of the New 2011 Notes (together with the 2004 Consenting Holders, the "Consenting Holders"), pursuant to which holders of at least a majority of the outstanding 2011 Notes and at least a majority of the New 2011 Notes consented to the execution and delivery of the 2004 Supplemental Indenture and the 2005 Supplemental Indenture, respectively. The Consenting Holders also waived any and all defaults (as defined in the applicable Indenture) and events of default (as defined in the applicable Indenture) relating to any failure of the Company to observe or perform any covenant or agreement contained in the Notes or the Indentures as a result of the Company's failure to file with the SEC, or with the Trustee, its Annual Report on Form 10-K for the year ended September 30, 2006, its Annual Report on Form 10-Q for the quarter ended December 31, 2006 and/or any other reports that the Company fails to file in a timely manner for reasons in whole or in part directly or indirectly attributable to or arising out of the Company's review of its historical stock option grants as initially reported in the Company's Current Report on Form 8-K filed with the SEC on November 6, 2006. The Consenting Holders agree to rescind any notice of acceleration delivered to the Company with respect to such failure to file.

The Consents also provided the Company with the option to repurchase an aggregate of $11.4 million of the outstanding principal amount of the Notes held by the Consenting Holders at a purchase price equal to $1,000 per $1,000 principal amount of the Notes purchased, plus accrued and unpaid interest, if any, to but excluding the date of purchase. The Company exercised this option and repurchased $11.4 million of its outstanding notes on April 13, 2007. Accordingly, the Company classified the $11.4 million principal repayment as a current liability as of September 30, 2006.

As a result of this transaction, we recognized a loss of approximately $0.6 million in the third quarter of fiscal 2007 related to the early redemption of debt. We will also incur additional expense of approximately $0.5 million over the remaining life of the convertible subordinated notes, which will be charged to interest expense.

The Company may redeem some or all of its convertible notes, at par value, if the closing price of the Company's common stock exceeds $12.09 per share for at least twenty trading days within a period of any thirty consecutive trading days ending on the trading day prior to the date of mailing the notice of redemption. The notice of redemption must be mailed to the holders of the convertible notes at least 20 days but not more than 60 days before the redemption date. Once the notice of redemption is mailed by the Company to the holders of its convertible notes, the convertible notes become irrevocably due and payable on the redemption date. Each of the indentures governing the convertible notes requires the Company to deposit funds sufficient to cover the redemption price of, plus accrued and unpaid interest on, the convertible notes to be redeemed with the Trustee one business day prior to the redemption date. The holders of the convertible notes can convert the convertible notes into shares of the Company's common stock at any time before maturity, or with respect to convertible notes called for redemption, until the close of business on the business day immediately preceding the redemption date. The number of shares issuable upon conversion is determined by dividing the principal amount to be converted by the conversion price in effect on the conversion date. The conversion price is $7.01, subject to customary anti-dilution adjustments.

EMCORE may repurchase 2011 Notes and/or New 2011 Notes through various means, including, but not limited to, one or more open market or privately negotiated transactions in future periods. The timing and amount of repurchase, if any, whether *de minimis* or material, will depend on many factors, including, but not limited to, the availability of capital, the prevailing market price of the notes, and overall market conditions.

NOTE 16. Commitments and Contingencies

EMCORE leases certain land, facilities, and equipment under non-cancelable operating leases. The leases provide for rental adjustments for increases in base rent (up to specific limits), property taxes, insurance and general property maintenance that would be recorded as rent expense. Net facility and equipment rent expense under such leases amounted to approximately $1.6 million, $2.1 million, and $1.9 million for the fiscal years ended September 30, 2007, 2006, and 2005, respectively. Future minimum rental payments under EMCORE's non-cancelable operating leases with an initial or remaining term of one year or more as of September 30, 2007 are as follows:

(in thousands) **Operating Leases**		
Fiscal year ending:		
September 30, 2008	$	1,463
September 30, 2009		1,147
September 30, 2010		1,053
September 30, 2011		1,016
September 30, 2012		238
Thereafter		2,919
Total minimum lease payments	$	7,836

The total of minimum sublease rentals to be received in the future under non-cancelable subleases amounted to approximately $40,000 as of September 30, 2007, and are receivable in fiscal 2008.

As of September 30, 2007, EMCORE had seven standby letters of credit totaling approximately $1.5 million.

The Company is subject to various legal proceedings and claims that are discussed below. The Company is also subject to certain other legal proceedings and claims that have arisen in the ordinary course of business and which have not been fully adjudicated. The Company does not believe it has a potential liability related to current legal proceedings and claims that could individually or in the aggregate have a material adverse effect on its financial condition, liquidity or results of operations. However, the results of legal proceedings cannot be predicted with certainty. Should the Company fail to prevail in any legal matters or should several legal matters be resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected. The Company settled certain matters during 2007 that did not individually or in the aggregate have a material impact on the Company's results of operations.

SEC Investigation

The Company informed the staff of the SEC of the Special Committee's investigation of the Company's historical stock option granting practices on November 6, 2006. After the Company's initial contact with the SEC, the SEC opened a non-public investigation concerning the Company's option granting practices since the Company's initial public offering. The Company has cooperated fully with the SEC's investigation. Although we cannot predict the outcome of this matter, we do not expect that such matter will have a material adverse effect on our consolidated financial position or results of operations.

Shareholder Derivative Litigation Relating to Historical Stock Option Practices

On February 1, 2007, Plaintiff Lewis Edelstein filed a purported stockholder derivative action (the "Federal Court Action") on behalf of the Company against certain of its present and former directors and officers (the "Individual Defendants"), as well as the Company as nominal defendant, in the U.S. District Court for the District of New Jersey, Edelstein v. Brodie, et. al., Case No. 3:07-cv-00596-FLW-JJH (D.N.J.). On May 22, 2007, Plaintiffs Kathryn Gabaldon and Michael Sackrison each filed a purported stockholder derivative action against the Individual Defendants, and the Company as nominal defendant, in the Superior Court of New Jersey, Somerset County, Gabaldon v. Brodie, et. al., Case No. 3:07-cv-03185-FLW-JJH (D.N.J.) and Sackrison v. Brodie, et. al., Case No. 3:07-cv-00596-FLW-JJH (D.N.J.) (collectively, the "State Court Actions").

Both the Federal Court Action and the State Court Actions alleged, using essentially identical contentions that the Individual Defendants engaged in improprieties and violations of law in connection with the Company's historical issuances of stock options. Each of the actions seeks the same relief on behalf of the Company, including, among other things, damages, equitable relief, corporate governance reforms, an accounting, rescission, restitution and costs and disbursements of the lawsuit. On July 10, 2007, the State Court Actions were removed to the U.S. District Court for the District of New Jersey.

On September 26, 2007, the plaintiff in the Federal Court Action signed an agreement in principle with the Individual Defendants and the Company to settle that litigation in accordance with the Memorandum of Understanding (the "MOU") filed as Exhibit 10.10 to the Annual Report on Form 10-K for the year ended September 30, 2006. That same day, the plaintiffs in the State Court Actions advised the Federal Court that the settlement embodied in the MOU would also constitute the settlement of the State Court Actions.

The MOU provides that the Company will adhere to certain policies and procedures relating to the issuance of stock options, stock trading by directors, officers and employees, the composition of its Board of Directors, and the functioning of the Board's Audit and Compensation Committees. The MOU also provides for the payment of $700,000 relating to plaintiff's attorneys' fees, costs and expenses, which the Company's insurance carrier has committed to pay on behalf of the Company. To be fully implemented, the MOU will be embodied in a more detailed stipulation of settlement and will be expressly conditioned on Court approval following a period for comment by potentially affected parties.

We have recorded $700,000 as a liability for the stipulated settlement as of September 30, 2007 since events that led to the litigation existed as of that date. Although we anticipate that our insurance carrier will cover the stipulated settlement, we have not recorded any receivable, or gain contingency, since the settlement is still contingent upon certain future events. See Note 21, Subsequent Events.

Indemnification Obligations

Subject to certain limitations, we are obligated to indemnify our current and former directors, officers and employees in connection with the investigation of our historical stock option practices, related government investigation and shareholder litigation. These obligations arise under the terms of our certificate of incorporation, our bylaws, applicable contracts, and New Jersey law. The obligation to indemnify generally means that we are required to pay or reimburse the individuals' reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters. We are currently paying or reimbursing legal expenses being incurred in connection with these matters by a number of our current and former directors, officers and employees. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer liability insurance policies that limits its exposure and enables it to recover a portion of any future amounts paid.

Intellectual Property Lawsuits

We protect our proprietary technology by applying for patents where appropriate and in other cases by preserving the technology, related know-how and information as trade secrets. The success and competitive position of our product lines is significantly impacted by our ability to obtain intellectual property protection for our R&D efforts.

We have, from time to time, exchanged correspondence with third parties regarding the assertion of patent or other intellectual property rights in connection with certain of our products and processes. Additionally, on September 11, 2006, we filed a lawsuit against Optium Corporation (Optium) in the U.S. District Court for the Western District of Pennsylvania for patent infringement. In the suit, EMCORE and JDS Uniphase Corporation (JDSU) allege that Optium is infringing on U.S. patents 6,282,003 and 6,490,071 with its Prisma II 1550nm transmitters. On March 14, 2007, following denial of a motion to add additional claims to its existing lawsuit, EMCORE and JDSU filed a second patent suit in the same court against Optium alleging infringement of JDSU's patent 6,519,374 ("the '374 patent"). On March 15, 2007, Optium filed a declaratory judgment action against EMCORE and JDSU. Optium seeks in this litigation a declaration that certain products of Optium do not infringe the '374 patent and that the patent is invalid. The '374 patent is assigned to JDSU and licensed to EMCORE.

On December 20, 2007, the Company was served with a complaint in another declaratory relief action which Optium had filed in the Federal District Court for the Western District of Pennsylvania. This action seeks to have U.S. patents 6,282,003 and 6,490,071 declared invalid or unenforceable because of certain conduct alleged to have occurred in connection with the grant of these patents. These allegations are substantially the same as those brought by Optium by motion in the Company's own case against Optium, which motion had been denied by the Court. The Company believes the allegations contained in this complaint are without merit and intends to contest them.

NOTE 17. Income Taxes

EMCORE incurred income tax expense of $0, $1.9 million, and $0 during the years ended September 30, 2007, 2006 and 2005, respectively. A reconciliation of the provision for income taxes, with the amount computed by applying the statutory federal and state income tax rates to income before provision for income taxes for the year ended September 30, 2007 is as follows:

(dollars in millions)	Years Ended September 30,		
	2007	2006	2005
Income tax expense (benefit) computed at federal statutory rate	$ (19.5)	$ 16.4	$ (4.6)
State taxes, net of federal effect	(3.4)	2.7	(0.8)
Non-deductible executive compensation	0.0	0.9	-
Valuation allowance	22.9	(18.1)	5.4
Income tax expense (benefit)	$ -	$ 1.9	$ -
Effective tax rate	0%	3.95 %	0 %

Significant components of EMCORE's deferred tax assets are as follows:

(in thousands)

	2007	2006
Deferred tax assets (liabilities):		
Federal net operating loss carryforwards	$ 84,539	$ 71,987
Research credit carryforwards (state and federal)	1,951	1,951
Inventory reserves	2,797	2,149
Accounts receivable reserves	226	146
Accrued warranty reserve	445	365
State net operating loss carryforwards	16,403	13,080
Investment write-down	4,766	4,766
Legal reserves	1,831	0
Deferred compensation	2,588	0
Tax reserves	1,112	0
Other	538	2,440
Fixed assets and intangibles	(6,611)	(8,553)
Total deferred tax assets	110,585	88,331
Valuation allowance	(110,585)	(88,331)
Net deferred tax assets	$ -	$ -

As of September 30, 2007, EMCORE had net operating loss carryforwards for federal income tax purposes of approximately $248.6 million, which expire beginning in the year 2021 through 2027. EMCORE also has state net operating loss carryforwards of approximately $182.2 million, which expire beginning in the year 2009. EMCORE also has federal and state research and development tax credits of approximately $0.6 million and $1.3 million, respectively. The research credits will begin to expire in the year 2008 through 2025. Utilization of EMCORE's net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

EMCORE is incorporated in the State of New Jersey, which presently limits the use of net operating loss carryforwards due to state government budget deficits.

NOTE 18. Segment Data and Related Information

EMCORE has two reporting segments: Fiber Optics and Photovoltaics. EMCORE's Fiber Optics revenue is derived primarily from sales of optical components and subsystems for CATV, FTTP, enterprise routers and switches, telecom grooming switches, core routers, high performance servers, supercomputers, and satellite communications data links. EMCORE's Photovoltaics revenue is derived primarily from the sales of solar power conversion products for the space and terrestrial markets, including solar cells, covered interconnect solar cells, solar panel concentrator solar cells and concentrating photovoltaic systems ("CPV") receiver assemblies. EMCORE evaluates its reportable segments in accordance with SFAS 131, *Disclosures About Segments of an Enterprise and Related Information.* EMCORE's Chief Executive Officer is EMCORE's Chief Operating Decision Maker pursuant to SFAS 131, and he allocates resources to segments based on their business prospects, competitive factors, net revenue, operating results and other non-GAAP financial ratios.

The following table sets forth the revenue and percentage of total revenue attributable to each of EMCORE's reporting segments for the fiscal years ended September 30, 2007, 2006 and 2005.

Segment Revenue
(in thousands)

	2007		2006		2005	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Fiber Optics	$ 110,377	65%	$ 104,852	73%	$ 81,960	71%
Photovoltaics	59,229	35	38,681	27	33,407	29
Total revenue	$ 169,606	100%	$ 143,533	100%	$ 115,367	100%

The following table sets forth EMCORE's consolidated revenue by geographic region for the fiscal years ended September 30, 2007, 2006 and 2005. Revenue was assigned to geographic regions based on our customers' or contract manufacturers' billing address.

Geographic Revenue
(in thousands)

	2007		2006		2005	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
North America	$ 124,032	73%	$ 109,614	76%	$ 95,723	83%
Asia	34,574	20	28,537	20	13,725	12
Europe	10,821	7	4,152	3	5,916	5
South America	134	-	1,230	1	3	-
Australia	45	-				
Total revenue	$ 169,606	100%	$ 143,533	100%	$ 115,367	100%

Customer A and Customer B accounted for 13% and 11% of our total consolidated revenue in fiscal 2007. Customer C accounted for 12% of our total consolidated revenue in fiscal 2006. Customer A accounted for 22% of our total consolidated revenue in fiscal 2005. The revenue from Customers A and C is related to the fiber optics segment and the revenue from Customer B is related to the photovoltaics segment.

The following table sets forth operating losses attributable to each EMCORE operating segment for the fiscal years ended September 30, 2007, 2006 and 2005:

Statement of Operations Data
(in thousands)

	2007	2006	2005
Operating loss by segment:			
Fiber Optics	$ (25,877)	$ (18,950)	$ (13,884)
Photovoltaics	(11,202)	(8,365)	(4,348)
Corporate	(20,377)	(6,835)	(2,139)
Operating loss	(57,456)	(34,150)	(20,371)
Total other expenses (income)	1,266	(81,041)	4,314
(Loss) income from continuing operations before income taxes	(58,722)	46,891	(24,685)
Provision for income taxes	-	1,852	-
(Loss) income from continuing operations	$ (58,722)	$ 45,039	$ (24,685)

Long-lived assets (consisting of property, plant and equipment, goodwill and intangible assets) for each operating segment as of September 30, 2007 and 2006 are as follows:

Long-lived Assets
(in thousands)

	2007	2006
Fiber Optics	$ 56,816	$ 57,817
Photovoltaics	46,706	42,087
Corporate	-	22
Total long-lived assets	$ 103,522	$ 99,926

In fiscal 2007, all assets from our former corporate headquarters in New Jersey were written off and/or fully depreciated.

NOTE 19. Employee Benefit Plans

EMCORE has a Savings Plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal

Revenue Service annual contribution limit. All employer contributions are made in EMCORE's common stock. For the years ended September 30, 2007, 2006, and 2005, EMCORE contributed approximately $1.0 million, $0.9 million, and $0.7 million, respectively, in common stock to the Savings Plan.

NOTE 20. Selected Quarterly Financial Information (unaudited)

The following tables present EMCORE's unaudited results of operations for the eight most recently ended quarters. EMCORE believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the consolidated financial statements and notes included elsewhere in this document. EMCORE's results from operations may vary substantially from quarter to quarter. Accordingly, the operating results for a quarter are not necessarily indicative of results for any subsequent quarter or for the full year. EMCORE has experienced and expects to continue to experience significant fluctuations in quarterly results.

Statements of Operations Fiscal 2007 (in thousands, except per share data)	**Quarter 1 December 31, 2006**	**Quarter 2 March 31, 2007**	**Quarter 3 June 30, 2007**	**Quarter 4 September 30, 2007**
Product revenue	$ 35,626	$ 33,716	$ 39,565	$ 39,427
Service revenue	2,970	5,882	4,863	7,557
Total revenue	38,596	39,598	44,428	46,984
Cost of product revenue	30,941	28,170	32,181	33,057
Cost of service revenue	2,159	4,459	2,542	5,598
Total cost of revenue	33,100	32,629	34,723	38,655
Gross profit	5,496	6,969	9,705	8,329
Operating expenses:				
Selling, general and administrative	12,539	13,143	15,516	16,646
Research and development	6,611	7,528	7,668	8,173
Total operating expenses	19,150	20,671	23, 184	24,819
Operating loss	(13,654)	(13,702)	(13,479)	(16,621)
Other (income) expense:				
Interest income	(1,651)	(1,169)	(723)	(577)
Interest expense	1,262	1,260	1,254	1,209
Loss from early redemption of convertible subordinated notes	-	-	561	-
Gain from insurance proceeds	-	(357)	-	-
Loss on disposal of property, plant and equipment	-	-	-	210
Foreign exchange gain	-	-	(12)	(1)
Total other (income) expenses	(389)	(266)	1,080	841
Net loss from continuing operations	$ (13,265)	$ (13,436)	$ (14,559)	$ (17,462)
Per share data:				
Basic and diluted per share data:				
Net loss from continuing operations	$ (0.26)	$ (0.26)	$ (0.29)	$ (0.34)
Weighted-average number of shares outstanding:				
Basic and diluted	50,875	50,947	51,043	51,081

Statements of Operations
Fiscal 2006
(in thousands, except per share data)

	Quarter 1 December 31, 2005	Quarter 2 March 31, 2006	Quarter 3 June 30, 2006	Quarter 4 September 30, 2006
Product revenue	$ 32,081	$ 33,235	$ 34,583	$ 32,405
Service revenue	3,648	2,880	1,740	2,961
Total revenue	35,729	36,115	36,323	35,366
Cost of product revenue	26,490	26,521	27,594	29,275
Cost of service revenue	2,891	1,727	1,184	1,899
Total cost of revenue	29,381	28,248	28,778	31,174
Gross profit	6,348	7,867	7,545	4,192
Operating expenses:				
Selling, general and administrative	7,054	10,652	7,886	12,585
Research and development	4,273	4,734	5,053	5,632
Impairment of goodwill and intellectual property	-	-	-	2,233
Total operating expenses	11,327	15,386	12,939	20,450
Operating loss	(4,979)	(7,519)	(5,394)	(16,258)
Other (income) expense:				
Interest income	(330)	(246)	(263)	(447)
Interest expense	1,297	1,359	1,331	1,365
Loss from convertible subordinated notes exchange offer	1,078	-	-	-
Impairment of investment	-	-	-	500
Loss on disposal of property, plant and equipment	-	-	-	424
Net gain on sale of GELcore investment	-	-	-	(88,040)
Equity in net (income) loss of GELcore investment	(547)	397	129	620
Equity in net loss of Velox investment	182	150	-	-
Total other expenses (income)	1,680	1,660	1,197	(85,578)
(Loss) income from continuing operations before income taxes	(6,659)	(9,179)	(6,591)	69,320
Provision for income taxes	-	-	-	1,852
(Loss) income from continuing operations	(6,659)	(9,179)	(6,591)	67,468
Discontinued operations:				
(Loss) income from discontinued operations, net of tax	(214)	170	384	33
Gain on disposal of discontinued operations, net of tax	-	2,012	-	7,499
(Loss) income from discontinued operations	(214)	2,182	384	7,532
Net (loss) income	$ (6,873)	$ (6,997)	$ (6,207)	$ 75,000
Per share data:				
Basic per share data:				
(Loss) income from continuing operations	$ (0.14)	$ (0.18)	$ (0.13)	$ 1.33
Income from discontinued operations	-	0.04	0.01	0.15
Net (loss) income	$ (0.14)	$ (0.14)	$ (0.12)	$ 1.48
Diluted per share data:				
(Loss) income from continuing operations	$ (0.14)	$ (0.18)	$ (0.13)	$ 1.28
Income from discontinued operations	-	0.04	0.01	0.14
Net (loss) income	$ (0.14)	$ (0.14)	$ (0.12)	$ 1.42
Weighted-average number of shares outstanding:				
Basic	48,181	49,410	50,430	50,728
Diluted	48,181	49,410	50,430	52,853

NOTE 21. Subsequent Events

1. Option Grant Modification for Affected Former Employees

Under the terms of option agreements issued under the 2000 Plan, terminated employees who have vested and exercisable stock options have 90 days after the date of termination to exercise the options. In November 2006, the Company announced suspension of reliance on previously issued financial statements which in turn caused the Form S-8 registration statements for shares of common stock issuable under the option plans not to be available. Therefore, terminated employees were precluded from exercising their options during the remaining contractual term. This November 2006 modification did not have any accounting impact as there was no incremental compensation in accordance with SFAS 123(R).

To address this issue with affected former employees under the 2000 Plan, EMCORE's Board of Directors agreed in April 2007 to approve an option grant "modification" for these individuals by extending the normal 90-day exercise period after termination date to a date after which EMCORE became compliant with its SEC filings and the registration of the option shares was once again effective. The Company communicated with its terminated employees relating to the tolling agreement in November 2007. We will account for the modification of stock options issued to terminated employees as additional compensation expense in accordance with SFAS 123(R) in the first quarter of fiscal 2008.

2. Shareholder Derivative Litigation

On November 28, 2007, a Stipulation of Compromise and Settlement (the "Stipulation") substantially embodying the terms previously contained in the MOU was fully executed by the Company and the other defendants and the plaintiffs in the Federal Court Action and the State Court Actions. The Stipulation is filed as Exhibit 10.19 to this Annual Report on Form 10-K.

The Stipulation provides that the Company will adhere to certain policies and procedures relating to the issuance of stock options, stock trading by directors, officers and employees, the composition of its Board of Directors, and the functioning of the Board's Audit and Compensation Committees. The Stipulation also provides for the payment of $700,000 relating to plaintiffs' attorneys' fees, costs and expenses, which the Company's insurance carrier has committed to pay on behalf of the Company. A motion to approve the settlement reflected in the Stipulation was filed with the U.S. District Court for the District of New Jersey on December 3, 2007. The Court has set a hearing date of January 7, 2008 to determine whether to preliminarily approve the settlement. After the preliminary approval hearing, the Court is expected to set the schedule for the Company to provide notice to shareholders and to set a date for a hearing for final approval of the settlement. Upon such approval it will become final and binding on all parties and represent a final settlement of both the Federal Court Action and the State Court Actions.

3. Acquisition

On December 17, 2007, EMCORE Corporation (the "Company") entered into an Asset Purchase Agreement (the "Agreement") with Intel Corporation ("Seller"). Under the terms of the Agreement, the Company will purchase certain of the assets of Seller and its subsidiaries relating to the telecom portion of Seller's Optical Platform Division for a purchase price of $85 million, as adjusted based on an inventory true-up, plus specifically assumed liabilities. The purchase price will be paid $75 million in cash and $10 million in cash or common stock of the Company, at the Company's option.

The Company and Seller each made certain representations, warranties and covenants in the Agreement, including, among others, covenants by Seller to use commercially reasonable efforts to preserve intact the assets to be transferred to the Company and to refrain from taking certain non-ordinary course transactions during the period before consummation of the transaction.

Consummation of the transaction is subject to certain conditions, including that governmental approvals, including antitrust approvals, have been obtained. The parties have agreed to enter into a transition services agreement under which Seller will provide selected services to the Company for a limited period after closing. The parties have also entered into an intellectual property agreement under which Seller will license, subject to certain conditions, certain related intellectual property to the Company in connection with the Company's use and development of the assets being transferred to it.

The Agreement contains termination rights for both the Company and Seller including a provision allowing either party to terminate the Agreement if the transaction has not been consummated by June 18, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of EMCORE Corporation
Albuquerque, New Mexico

We have audited the accompanying consolidated balance sheets of EMCORE Corporation (the "Company") as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EMCORE Corporation as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective October 1, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 31, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche

Dallas, Texas
December 31, 2007

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company intends to maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (the "Act") is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to management, including its Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Accounting Officer), as appropriate, to allow timely decisions regarding required disclosure.

Management, under the supervision and with the participation of its Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Accounting Officer), evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Act), as of the end of the period covered by this report. Based on that evaluation, management concluded that, as of that date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting of the Company. Management's intent is to design this system to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that:

1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2007, utilizing the criteria described in the "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The objective of this assessment was to determine whether the Company's internal control over financial reporting was effective as of September 30, 2007. In its assessment of the effectiveness of internal control over financial reporting as of September 30, 2007, management determined that the Company's internal control over financial reporting was effective as of September 30, 2007. Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal 2007, the Company made the following changes to internal control over financial reporting:

Remediation Activities Relating to Stock Option Grants

The Board of Directors of the Company adopted a revised Incentive Stock Option Grant Policy on November 13, 2006, that provided that:

- Non-administrative grant responsibilities other than with respect to new-hire options are to be set by the Compensation Committee.
- All new-hire options be issued the later of an employee's first day of employment, or where applicable, the date the Compensation Committee approved the terms of the new-hire grant and have an exercise price of not less than 100% of the fair market value of the Company's stock on that date. The Board will conduct a review of all new-hire grants to ensure compliance with the Company's policies and procedures.
- The grant date for all options awarded to employees other than new-hire options is the date on which the Compensation Committee meets and approves the grants.
- The exercise price of options other than new hire-options should be set at the closing price of the common stock of the Company on the date on which the Compensation Committee approves the grants.
- The Company should, with respect to annual retention grants to employees, maintain the practice of awarding retention grants to senior management on the same date and with the same exercise price as retention grants awarded to non-senior management employees.
- No additions or modifications to options grants should be permitted after the Compensation Committee has approved the option grants.
- All grants are to be communicated to employees as soon as reasonably practicable after the grant date.

Remediation Activities Relating to Non-routine Transactions

Management has also reevaluated its accounting policies and procedures related to non-routine accounting transactions which aggregated to a material weakness in the prior year. As part of our review, we have enhanced the review process over non-routine transactions and the related accounting treatment by ensuring that these transactions are subject to a more thorough and detailed review.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Interim Chief Financial Officer does not expect that our disclosure controls or our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within EMCORE have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of EMCORE Corporation
Albuquerque, New Mexico

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that EMCORE Corporation (the "Company") maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2007 of the

Company and our report dated December 31, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, as discussed in Note 4 to the consolidated financial statements.

/s/ Deloitte & Touche

Dallas, Texas
December 31, 2007

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information regarding our executive officers and directors required by this Item is incorporated by reference to EMCORE's Definitive Proxy Statement in connection with the 2007 Annual Meeting of Stockholders (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended September 30, 2007. Information required by Item 405 of Regulation S-K is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

We have adopted a code of ethics entitled the "EMCORE Corporation Code of Business Conduct and Ethics," which is applicable to all employees, officers, and directors of EMCORE. The full text of our Code of Business Conduct and Ethics is included with the Corporate Governance information available on our website (www.emcore.com).

ITEM 11. Executive Compensation

Information required by this Item is incorporated by reference to the section entitled "Executive Compensation" in the Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Information regarding EMCORE's equity compensation plans is incorporated by reference to the section entitled "Equity Compensation Plans" in the Proxy Statement.

ITEM 13. Certain Relationships, Related Transactions and Director Independence

Information regarding required by this Item is incorporated by reference to the sections entitled "Certain relationships and Related Transactions" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

ITEM 14. Principal Accounting Fees and Services

Information required by this Item is incorporated by reference to the section entitled "Independent Auditors" in the Proxy Statement.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements

Included in Part II, Item 8 of this Annual Report on Form 10-K:

Consolidated Statements of Operations for the fiscal years ended September 30, 2007, 2006, and 2005
Consolidated Balance Sheets as of September 30, 2007 and 2006
Consolidated Statements of Shareholders' Equity for the fiscal years ended September 30, 2007, 2006, and 2005
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2007, 2006, and 2005
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

(a)(2) Financial Statement Schedules

The applicable financial statement schedules required under this Item 15(a)(2) are presented in the Company's consolidated financial statements and notes thereto under Item 8 of this Annual Report on Form 10-K.

(a)(3) Exhibits

2.1 Asset Purchase Agreement, dated as of November 3, 2003, by and among Veeco St. Paul Inc., Veeco Instruments Inc., and Registrant (incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on November 18, 2003).

2.2 Purchase Agreement, dated as of May 27, 2005, between JDS Uniphase Corporation and Registrant (incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on June 3, 2005).

2.3 Merger Agreement, dated January 12, 2006, by and among K2 Optronics, Inc., EMCORE Corporation, and EMCORE Optoelectronics Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on January 19, 2006).

2.4 Asset Purchase Agreement between IQE RF, LLC, IQE plc, and EMCORE Corporation, dated July 19, 2006. (incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on July 24, 2006).

2.5 Membership Interest Purchase Agreement, dated as of August 31, 2006, by and between General Electric Company, acting through the GE Lighting operations of its Consumer and Industrial division, and EMCORE Corporation (incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on September 7, 2006).

2.6 Stock Purchase Agreement, dated as of April 13, 2007, by and among Registrant, Opticomm Corporation and the persons named on Exhibit 1 thereto (incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed April 19, 2007).

3.1 Restated Certificate of Incorporation, dated December 21, 2000 (incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000).

3.2 Amended By-Laws, as amended through December 14, 2006 (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on December 20, 2006).

4.1 Indenture, dated as of February 24, 2004, between Registrant and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004).

4.2 Note dated as of February 24, 2004, in the amount of $80,276,000 (incorporated by reference to Exhibit 4.4 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004).

4.3 Note, dated as of November 16, 2005, in the amount of $16,580,460 (incorporated by reference to Exhibit 4.5 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005).

4.4 Indenture, dated as of November 16, 2005, between Registrant and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005).

4.5 Specimen certificate for shares of common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-18565) filed with the Commission on February 24, 1997).

4.6	First Supplemental Indenture, dated as of April 9, 2007, by and between EMCORE Corporation and Deutsche Bank Trust Company Americas, as trustee, amending the Indenture, dated as of February 24, 2004, by and between Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on April 10, 2007).
4.7	First Supplemental Indenture, dated as of April 9, 2007, by and between EMCORE Corporation and Deutsche Bank Trust Company Americas, as trustee, amending the Indenture, dated as of November 16, 2005, by and between Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K filed on April 10, 2007).
10.1†	1995 Incentive and Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Amendment No. 1 to the Registration Statement on Form S-1 filed on February 6, 1997).
10.2†	1996 Amendment to Option Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 filed on February 6, 1997).
10.3†	MicroOptical Devices 1996 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed on February 6, 1998).
10.4†	2000 Stock Option Plan, as amended and restated on February 13, 2006 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on February 17, 2006).
10.5†	Amended and Restated Section 2(n) of Amended and Restated EMCORE Corporation 2000 Stock Option Plan (incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on April 19, 2007).
10.6†	2000 Employee Stock Purchase Plan, as amended and restated on February 13, 2006 (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on February 17, 2006).
10.7†	Directors' Stock Award Plan (incorporated herein by reference to Exhibit 99.1 to Registrant's Original Registration Statement of Form S-8 filed on November 5, 1997), as amended by the Registration Statement on Form S-8 filed on August 10, 2004.
10.8	Memorandum of Understanding, dated as of September 26, 2007 between Lewis Edelstein and Registrant regarding shareholder derivative litigation (incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 20, 2006).
10.9†	Fiscal 2007 Executive Bonus Plan (incorporated by reference to Registrant's Current Report on Form 8-K filed on September 4, 2007).
10.10†	Executive Severance Policy (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 19, 2007).
10.11†	Outside Directors Cash Compensation Plan, as amended and restated on February 13, 2006 (incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on February 17, 2006).
10.12	Exchange Agreement, dated as of November 10, 2005, by and between Alexandra Global Master Fund Ltd. and Registrant (incorporated by reference to Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005).
10.13	Consent to Amendment and Waiver, dated as of April 9, 2007, by and among EMCORE Corporation and certain holders of the 2004 Notes party thereto (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 10, 2007).
10.14	Consent to Amendment and Waiver, dated as of April 9, 2007, by and between EMCORE Corporation and the holder of the 2005 Notes (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 10, 2007).
10.15	Investment Agreement between WorldWater and Power Corp. and Registrant, dated November 29, 2006 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on December 5, 2006).
10.16	Registration Rights Agreement between WorldWater and Power Corp. and Registrant, dated November 29, 2006 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on December 5, 2006).
10.17	Letter Agreement between WorldWater and Power Corp. and Registrant, dated November 29, 2006 (incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on December 5, 2006). Confidential Treatment has been requested by the Company with respect to portions of this document. Such portions are indicated by "*****".
10.18†	Dr. Hong Hou Offer Letter dated December 14, 2006 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report filed on December 20, 2006).
10.19*	Stipulation of Compromise and Settlement, dated as of November 28, 2007 executed by the Company and the other defendants and the plaintiffs in the Federal Court Action and the State Court Actions.
14.1	Code of Ethics for Financial Professionals (incorporated by reference to Exhibit 14.1 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003).

21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated December 14, 2007.
31.2*	Certificate of Interim Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated December 14, 2007.
32.1*	Certificate of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated December 14, 2007.
32.2*	Certificate of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated December 14, 2007.

---

* *Filed herewith*

† *Management contract or compensatory plan*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCORE CORPORATION

Date: December 31, 2007

By: /s/ Reuben F. Richards, Jr.
Reuben F. Richards, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints and hereby authorizes Reuben F. Richards, Jr. and, severally, such person's true and lawful attorneys-in-fact, with full power of substitution or resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated, on December 14, 2007.

Signature	Title
/s/ Thomas J. Russell Thomas J. Russell	Chairman of the Board and Director
/s/ Reuben F. Richards, Jr. Reuben F. Richards, Jr.	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Adam Gushard Adam Gushard	Interim Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Hong Q. Hou Hong Q. Hou	President, Chief Operating Officer, and Director
/s/ Charles T. Scott Charles T. Scott	Director
/s/ John Gillen John Gillen	Director
/s/ Robert Bogomolny Robert Bogomolny	Director
/s/ Thomas G. Werthan Thomas G. Werthan	Director

Exhibit 21.1

SUBSIDIARIES OF REGISTRANT*

Corona Optical Systems, Inc., a Delaware corporation

K2 Optronics, Inc. a Delaware corporation

EMCORE IRB Company, Inc., a New Mexico corporation

EMCORE Hong Kong, Limited, a Hong Kong corporation

Langfang EMCORE Optoelectronics Company, Limited, a Chinese corporation

Opticomm Corporation, a Delaware corporation

EMCORE Solar Power, Inc., a Delaware corporation

**As of December 31, 2007*

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-27507, 333-37306, 333-36445, 333-39547, 333-60816, 333-45827, 333-118074, 333-118076, 333-132317, and 333-132318 of EMCORE Corporation on Form S-8, Registration Statement No. 333-111585 of EMCORE Corporation on Form S-4, and Registration Statement Nos. 333-949011, 333-87753, 333-65526, 333-71791, 333-42514, and 333-35639 of EMCORE Corporation on Form S-3 of our reports dated December 31, 2007, relating to the consolidated financial statements of EMCORE Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, as discussed in Note 4 to the consolidated financial statements), and management's report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of EMCORE Corporation for the year ended September 30, 2007.

/s/ Deloitte & Touche

Dallas, Texas
December 31, 2007

Exhibit 31.1

EMCORE CORPORATION
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Reuben F. Richards, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of EMCORE Corporation ("Report");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

    d. Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date December 31, 2007

By: /s/ Reuben F. Richards, Jr.
Reuben F. Richards, Jr.
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

EMCORE CORPORATION
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Adam Gushard, certify that:

1. I have reviewed this Annual Report on Form 10-K of EMCORE Corporation ("Report");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d. Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 31, 2007

By: /s/ Adam Gushard
Adam Gushard
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

STATEMENT REQUIRED BY 18 U.S.C. §1350, AS ADOPTED PURSUANT TO §906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of EMCORE Corporation (the "Company") for the fiscal year ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Reuben F. Richards, Jr., Chief Executive Officer (Principal Executive Officer) of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 31, 2007

By: /s/ Reuben F. Richards, Jr.
Reuben F. Richards, Jr.
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to EMCORE Corporation and will be retained by EMCORE Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This certification has not been, and shall not be deemed to be, filed with the Securities and Exchange Commission.

Exhibit 32.2

STATEMENT REQUIRED BY 18 U.S.C. §1350, AS ADOPTED PURSUANT TO §906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of EMCORE Corporation (the "Company") for the fiscal year ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Adam Gushard, Interim Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 31, 2007

By: /s/ Adam Gushard
Adam Gushard
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to EMCORE Corporation and will be retained by EMCORE Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This certification has not been, and shall not be deemed to be, filed with the Securities and Exchange Commission.

empower with light™

CORPORATE PROFILE

EMCORE Corporation is a leading provider of compound semiconductor-based components and subsystems for the broadband, fiber optic, satellite and terrestrial solar power markets. EMCORE's Fiber Optics segment offers optical components, subsystems and systems that enable the transmission of video, voice and data over high-capacity fiber optic cables for high-speed data and telecommunications, cable television (CATV) and fiber-to-the-premises (FTTP) networks. EMCORE's Solar Photovoltaics segment provides solar products for satellite and terrestrial applications. For satellite applications, EMCORE offers high- efficiency compound semiconductor-based gallium arsenide (GaAs) solar cells, covered interconnect cells and fully integrated solar panels. For terrestrial applications, EMCORE offers concentrating photovoltaic (CPV) systems for utility scale solar applications as well as offering its high-efficiency GaAs solar cells and CPV components for use in solar power concentrator systems.

For specific information about our company, our products or the markets we serve, please visit our website at www.emcore.com

Board of Directors

Thomas J. Russell, Ph.D.
Chairman of the Board

Reuben F. Richards, Jr.
Chief Executive Officer, and Director
(Principal Executive Officer)

Hong Q. Hou, Ph.D.
President, Chief Operating Officer
and Director

Thomas G. Werthan
Director

Robert Bogomolny
Director

Charles T. Scott
Director

John Gillen
Director

Auditors

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Suite 1600
Dallas, TX 75201

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Investor Relations

TTC Group
100 Maiden Lane, Suite 725
New York, NY 10038
(646) 290-6400

Stock Listing

The Company's common stock is traded on the NASDAQ National Market under the symbol "EMKR"

corporate headquarters

EMCORE Corporation
10420 Research Road, SE
Albuquerque, NM 87123 USA
P 505 332 5000
F 505 332 5038

solar photovoltaics

Photovoltaics
10420 Research Road, SE
Albuquerque, NM 87123 USA
P 505 332 5000
F 505 332 5100

Solar Power
10420 Research Road, SE
Albuquerque, NM 87123 USA
P 505 332 5000
F 505 332 5038

Solar Power Design Center
200 Ludlow Dr., Suite 3A
Ewing, NJ 08638
P 609 671 6400
F 609 671 6414

fiber optics

Digital Fiber Optic Products
1600 Eubank Road SE
Albuquerque, NM 87123 USA
P 505 559 2600
F 505 323 3402

Broadband Fiber Optics
2015 W. Chestnut St.
Alhambra, CA 91803 USA
P 626 293 3400
F 626 293 3428

Broadband East
One Ivybrook Blvd. Suite 150
Warminster, PA 18974 USA
P 215 672 8093
F 215 672 9097

Broadband Video
6827 Nancy Ridge Dr.
San Diego, CA 92121
P 858 450 0143
F 858 450 0155

Broadband Silicon Valley
1288 Hammerwood Avenue
Sunnyvale, CA 94089 USA
P 408 747 5915
F 408 747 0405

Broadband Europe
Europe, Middle East & Africa
P 44 1344 827 306

Broadband China
Room No. A0902, 9th Floor,
Qingya Mansion
8 Wenhuiyuan North Road.
Haidian District, Beijing, China
Post code:100088
P F 86 10 68577566

Langfang EMCORE
Optoelectronics Co. Ltd.
East of Wanfu Road
Economic Development Area
Langfang City, Hebei Province,
PR China
P 86 316 529 5100

www.emcore.com


END